United States
Securities and Exchange Commission
Washington, D.C. 20549

02029296

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2002

Grupo Industrial Maseca, S.A. de C.V. (Maseca Industrial Group, Inc.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

288 Pages

TABLE OF CONTENTS

ITEM 1 - FINANCIAL STATEMENTS (SPANISH-LANGUAGE VERSION) FOR THE QUARTER ENDED MARCH 31, 2002 1

ITEM 2 - FINANCIAL STATEMENTS (ENGLISH-LANGUAGE VERSION) FOR THE QUARTER ENDED MARCH 31, 2002 40

ITEM 3 - ENGLISH-LANGUAGE SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002 82
- EXHIBIT A. ENGLISH-LANGUAGE VERSION OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

ITEM 4 - SPANISH-LANGUAGE SUMMARY AND MATERIALS IN CONNECTION WITH THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002 108
- FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001
- SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002

ITEM 5 - ENGLISH-LANGUAGE SUMMARY OF THE RESOLUTIONS ADOPTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002 181

ITEM 6 - SPANISH-LANGUAGE SUMMARY AND MATERIALS IN CONNECTION WITH THE RESOLUTIONS ADOPTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002 192

ITEM 1

FINANCIAL STATEMENTS (SPANISH-LANGUAGE VERSION) FOR THE QUARTER ENDED MARCH 31, 2002

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**6,484,218**	**100**	**7,090,407**	**100**
2	**ACTIVO CIRCULANTE**	**2,209,543**	**34**	**2,583,023**	**36**
3	EFECTIVO E INVERSIONES TEMPORALES	279,943	4	114,171	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	696,948	11	718,057	10
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	518,063	8	950,475	13
6	INVENTARIOS	706,960	11	785,440	11
7	OTROS ACTIVOS	7,629	0	14,880	0
8	**LARGO PLAZO**	**22,794**	**0**	**23,523**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	16,340	0	17,100	0
11	OTRAS INVERSIONES	6,454	0	6,423	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**3,904,898**	**60**	**4,147,744**	**58**
13	INMUEBLES	1,482,228	23	1,476,498	21
14	MAQUINARIA Y EQUIPO INDUSTRIAL	4,784,117	74	4,943,707	70
15	OTROS EQUIPOS	645,704	10	662,340	9
16	DEPRECIACION ACUMULADA	3,010,189	46	2,936,386	41
17	CONSTRUCCIONES EN PROCESO	3,038	0	1,585	0
18	**ACTIVO DIFERIDO (NETO)**	**78,683**	**1**	**73,555**	**1**
19	**OTROS ACTIVOS**	**268,300**	**4**	**262,562**	**4**
20	**PASIVO TOTAL**	**1,252,190**	**100**	**1,418,812**	**100**
21	**PASIVO CIRCULANTE**	**339,593**	**27**	**415,854**	**29**
22	PROVEEDORES	144,155	12	218,545	15
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	0	0	0	0
26	OTROS PASIVOS CIRCULANTES	195,438	16	197,309	14
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**912,597**	**73**	**1,002,958**	**71**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**5,232,028**	**100**	**5,671,595**	**100**
34	**PARTICIPACION MINORITARIA**	**295,687**	**6**	**288,198**	**5**
35	**CAPITAL CONTABLE MAYORITARIO**	**4,936,341**	**94**	**5,383,397**	**95**
36	**CAPITAL CONTRIBUIDO**	**3,071,668**	**59**	**3,071,667**	**54**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	183,681	4	183,681	3
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,455,774	28	1,455,774	26
39	PRIMA EN VENTA DE ACCIONES	1,432,213	27	1,432,212	25
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**1,864,673**	**36**	**2,311,730**	**41**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	4,916,557	94	5,323,578	94
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	0	0
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(3,192,105)	(61)	(3,088,794)	(54)
45	RESULTADO NETO DEL EJERCICIO	140,221	3	76,946	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**279,943**	**100**	**114,171**	**100**
46	EFECTIVO	60,247	22	35,815	31
47	INVERSIONES TEMPORALES	219,696	78	78,356	69
18	**CARGOS DIFERIDOS**	**78,683**	**100**	**73,555**	**100**
48	GASTOS AMORTIZABLES (NETO)	78,683	100	73,555	100
49	CREDITO MERCANTIL	0	0	0	0
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**339,593**	**100**	**415,854**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	103,658	31	88,916	21
53	PASIVOS EN MONEDA NACIONAL	235,935	69	326,938	79
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**195,438**	**100**	**197,309**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	19,129	10	20,805	11
58	OTROS PASIVOS CIRCULANTES SIN COSTO	176,309	90	176,504	89
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**912,597**	**100**	**1,002,958**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	912,597	100	1,002,958	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(3,192,105)**	**100**	**(3,088,794)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(3,192,105)	(100)	(3,088,794)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	1,869,950	2,167,169
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	119	148
75	NUMERO DE EMPLEADOS (*)	1,570	1,684
76	NUMERO DE OBREROS (*)	1,102	1,176
77	NUMERO DE ACCIONES EN CIRCULACION (*)	918,405,000	918,405,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,133,024**	**100**	**1,186,126**	**100**
2	COSTO DE VENTAS	820,149	72	878,520	74
3	**RESULTADO BRUTO**	**312,875**	**28**	**307,606**	**26**
4	GASTOS DE OPERACION	211,832	19	213,396	18
5	**RESULTADO DE OPERACION**	**101,043**	**9**	**94,210**	**8**
6	COSTO INTEGRAL DE FINANCIAMIENTO	7,306	1	(21,583)	(2)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**93,737**	**8**	**115,793**	**10**
8	OTRAS OPERACIONES FINANCIERAS	2,595	0	948	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**91,142**	**8**	**114,845**	**10**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(50,902)	(4)	35,603	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**142,044**	**13**	**79,242**	**7**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**142,044**	**13**	**79,242**	**7**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**142,044**	**13**	**79,242**	**7**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**142,044**	**13**	**79,242**	**7**
19	PARTICIPACION MINORITARIA	1,823		2,296	0
20	**RESULTADO NETO MAYORITARIO**	**140,221**	**12**	**76,946**	**6**

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,133,024**	**100**	**1,186,126**	**100**
21	NACIONALES	1,133,024	100	1,186,126	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**7,306**	**100**	**(21,583)**	**100**
24	INTERESES PAGADOS	6,054	83	4,432	21
25	PERDIDA EN CAMBIOS	(19)	0	(264)	(1)
26	INTERESES GANADOS	13,136	180	40,516	188
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION MONETARIA	14,407	197	14,765	68
8	**OTRAS OPERACIONES FINANCIERAS**	**2,595**	**100**	**948**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	2,595	100	948	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(50,902)**	**100**	**35,603**	**100**
32	I.S.R.	25,975	51	32,730	92
33	I.S.R. DIFERIDO	(77,789)	(153)	1,723	5
34	P.T.U.	866	2	1,092	3
35	P.T.U. DIFERIDA	46	0	58	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	1,134,157	1,187,312
37	RESULTADO FISCAL DEL EJERCICIO	0	54,540
38	VENTAS NETAS (**)	4,684,513	4,904,612
39	RESULTADO DE OPERACION (**)	541,520	503,744
40	RESULTADO NETO MAYORITARIO (**)	420,289	364,599
41	RESULTADO NETO (**)	428,046	370,976

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**142,044**	**79,242**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	(15,203)	67,441
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**126,841**	**146,683**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	135,196	(13,052)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**262,037**	**133,631**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(79,013)	(25,377)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(79,013)**	**(25,377)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(25,545)**	**(15,168)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	157,479	93,086
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	122,464	21,085
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	279,943	114,171

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**(15,203)**	**67,441**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	62,543	65,662
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(77,746)	1,779
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**135,196**	**(13,052)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(26,762)	16,868
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	139,764	89,253
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	5,388	(3,399)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	27,611	(89,725)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(10,805)	(26,049)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(79,013)**	**(25,377)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(79,013)	(25,377)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(25,545)**	**(15,168)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(24,975)	(7,437)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(570)	(7,731)

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	12.54	%	6.68	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	8.51	%	6.77	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.60	%	5.23	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(10.14)	%	(18.63)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.72	veces	0.69	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.20	veces	1.18	veces
8	ROTACION DE INVENTARIOS (**)	4.60	veces	4.48	veces
9	DIAS DE VENTAS POR COBRAR	48	días	47	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	1.25	%	1.32	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	19.31	%	20.01	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.24	veces	0.25	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	8.28	%	6.27	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	16.69	veces	21.26	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	3.74	veces	3.46	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	6.51	veces	6.21	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	4.42	veces	4.32	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.76	veces	1.82	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	82.43	%	27.45	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	11.19	%	12.37	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	11.93	%	(1.10)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	43.28	veces	30.15	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	97.77	%	49.03	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .46	$ .40
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .46	$ .40
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 5.37	$ 5.86
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.80 veces	.36 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	9.40 veces	5.34 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

GIMSA
GRUPO INDUSTRIAL MASECA SA. de C.V. Y SUBSIDIARIAS

Contactos:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Página de Internet: http://www.gruma.com

New York Stock Exchange: MSK
Bolsa Mexicana de Valores: MASECAB

Monterrey, N.L., México, 24 de abril del 2002

DISCUSION Y ANALISIS DE LA ADMINISTRACION SOBRE LA SITUACION FINANCIERA Y LOS RESULTADOS DE OPERACION DEL PRIMER TRIMESTRE DEL 2002

(MILLONES DE PESOS CONSTANTES AL 31 DE MARZO DEL 2002)

RESUMEN Y DATOS FINANCIEROS SOBRESALIENTES

A pesar de que el volumen y las ventas netas disminuyeron en 1T02, los márgenes de GIMSA mejoraron comparados con 1T01. La compañía enfrenta un entorno competitivo más difícil durante 1T02 debido a una mayor disponibilidad de maíz. Además, debido a la combinación de precios altos de tortilla y bajos precios de maíz, los productores de tortilla continúan gozando de amplios márgenes por lo que no se sienten atraídos por los beneficios económicos de la harina de maíz.

En comparación al 4T01, el margen de operación disminuyó debido a un menor volumen de ventas y a una menor relación entre el costo de maíz y el precio de la harina como resultado de la alta disponibilidad estacional de maíz.

Datos Financieros Relevantes
(Ps millones)

	1T02	1T01	VAR (%)
VOLUMEN DE VENTAS	340	357	(5)
VENTAS NETAS	1,133	1,186	(5)
UTILIDAD DE OPERACION	101	94	7
MARGEN DE OPERACIÓN	8.9%	7.9%	100 pb
UAFIRDA[1]	164	160	2
MARGEN DE UAFIRDA	14.4%	13.5%	90 pb
UTILIDAD NETA MAYORITARIA	140	77	82
ROE (Retorno Sobre Capital)	8.4%	6.6%	180 pb

La utilidad neta mayoritaria se incrementó 82% principalmente por un ingreso fiscal extraordinario derivado del cambio en la tasa del impuesto sobre la renta.

El 16 de abril del presente año, un dividendo de Ps. 0.12 por acción fue aprobado en la Asamblea General Ordinaria de Accionistas de GIMSA. Con este reparto de dividendos, GIMSA busca transferir valor a sus accionistas minoritarios ya que por el momento no requiere efectivo debido a que la compañía cuenta con suficiente capacidad instalada para su crecimiento futuro además de seguir generando un fuerte flujo de efectivo.

[1] UAFIRDA = Utilidad de Operación + Depreciación y Amortización.

1T02 vs. 1T01

Ventas Netas

Las ventas netas fueron 5% menores debido a una baja en el volumen de ventas por el efecto combinado de los siguientes factores:

- Una caída de 14% en el volumen de ventas al detalle en paquete de 1 kilogramo (lo cual representa 14% del volumen total), ya que este segmento continuó viéndose afectado por menores ventas a DICONSA.
- Una disminución de 3% en ventas a granel (que representa 86% del volumen total) como consecuencia de un incremento promedio en precios de 3% implementado durante 1T02.

Los ventas netas reflejan la caída en volumen, lo cual fue parcialmente compensado por precios de harina de maíz ligeramente mayores.

Costo de Ventas

El costo de ventas como porcentaje de las ventas netas mejoró 170 puntos base a 72.4% de 74.1%, reflejando:

- Una caída del 1% en el costo integral del maíz como consecuencia, principalmente, de un menor costo de maíz en el mercado y, en menor grado, por un apoyo gubernamental extraordinario en transporte y almacenaje de maíz para compensar la falta de permisos de importación, además de eficiencias logísticas en abasto de maíz,
- Un menor costo de energéticos, y
- Un ligero aumento en los precios de harina de maíz mientras los costos del maíz disminuyeron, lo que refleja la fortaleza de la marca MASECA.

Utilidad Bruta

El margen bruto se incrementó a 27.6% de 25.9%. La utilidad bruta fue 2% mayor.

Gastos de Operación

Los gastos de operación disminuyeron 1% debido a

- La optimización de los gastos de arrendamiento para equipo de cómputo, y
- Menores gastos de flete debido a la baja en ventas a DICONSA.

Utilidad de Operación

La utilidad de operación aumentó 7%, representando un incremento en el margen de operación a 8.9% de 7.9%. Como se mencionó anteriormente, este aumento se derivó principalmente de las reducciones en el costo de maíz y de energéticos.


Margen de Operación
15
12
9
6
%
7.9
11.8
12.1
13.3
8.9
1T'01
2T'01
3T'01
4T'01
1T'02

Costo (Producto) Integral de Financiamiento, Neto

Partidas	1T02 Ps millones	1T01 Ps millones	Cambio Ps millones	Comentarios
Gastos Financieros	6	4	2	
Productos Financieros	(13)	(41)	27	Menores saldos promedio de efectivo originados principalmente por mayores dividendos y menores tasas de interés.
Pérdida (Ganancia) Cambiaria	0	0	-	
Pérdida (Ganancia) por Posición Monetaria	14	15	(1)	Menor tasa de inflación y menor posición de activos monetarios
Total	**(7)**	**21**	**28**	

Impuestos y Participación de los Trabajadores en las Utilidades

La provisión de impuestos y participación de los trabajadores en las utilidades fue un ingreso de Ps 51 millones contra un gasto de Ps 36 millones in 1T01. En 1T02, GIMSA registró un ingreso extraordinario de Ps 79 millones debido al cambio en la tasa del impuesto sobre la renta, la cual será reducida de 35% a 32% a partir del 2003 y hasta el 2005.

Utilidad Neta Mayoritaria

La utilidad neta mayoritaria aumentó un 82%, como se mencionó anteriormente esto fue derivado primordialmente de un atípico ingreso en el renglón de impuestos. La utilidad neta mayoritaria, como porcentaje de las ventas netas, aumentó ligeramente a 12.4% de 6.5%.

SITUACION FINANCIERA

Marzo 2002 vs. Diciembre 2001

Al 31 de marzo del 2002, los activos totales aumentaron Ps 22 millones. El saldo de efectivo aumentó en la medida que los inventarios de maíz que se habían hecho durante diciembre del 2001 se fueron utilizando. Al 31 de marzo del 2002, los inventarios de maíz eran aproximadamente 446,000 toneladas, representando alrededor de cuatro meses de consumo.

Los pasivos totales al 31 de marzo del 2002 fueron Ps 87 millones menos debido principalmente a menores impuestos diferidos como consecuencia de la reducción en la tasa del impuesto sobre la renta de un 35% a un 32%, ya mencionado anteriormente.

El capital contable al 31 de marzo del 2002 aumentó Ps 109 millones alcanzando Ps 5,232 millones.

INDICES FINANCIEROS

Indices de Operación

	1T02	4T01	1T01
Rotación de Cartera (días / ventas)	55	54	54
Rotación de Inventarios (días / costo de ventas)	78	100	80
Rotación de Capital de Trabajo Neto (días / venta)	104	112	98
Rotación de Activos (activos / ventas)	1.4	1.4	1.5

Indices de Rentabilidad

	1T02 %	4T01 %	1T01 %
ROA (Retorno sobre Activos)	6.7	5.6	5.3
ROE (Retorno sobre Capital Contable)	8.4	7.0	6.6
ROIC (Retorno sobre Capital Invertido)	5.7	5.5	5.0

PROGRAMA DE INVERSIONES

GIMSA invirtió Ps 25 millones en activos fijos en 1T02, lo cual fue enfocado principalmente a mejoras en los procesos de producción de harina de maíz.

CONFERENCE CALL

La compañía llevará a cabo una llamada conferencia para discutir los resultados del 1T02 el 25 de abril del 2002 a las 11:30 a.m. ET (10:30 a.m. CT y México / 9:30 a.m. MT / 8:30 a.m. PT). Favor de llamar al 1-800-997-8642 (de Estados Unidos y Canadá) o al (973) 694-2225 (internacional/local). Adicionalmente, la conferencia será transmitida en vivo vía *web* en el *site* corporativo de Gruma, www.gruma.com. Para repetición de la conferencia favor de marcar al 1-800-428-6051 o al (973) 709-2089, Clave: 239946. Para más detalles, favor de dirigirse a la sección de *Investor Relations* del *web site.* La conferencia en audio será archivada en el *web site.*

Fundada en 1949, GIMSA, S.A. de C.V. ("GIMSA") es el productor más grande de harina de maíz en México. GIMSA se dedica principalmente a la producción, distribución y venta de harina de maíz en México, la cual vende bajo la marca MASECA®. GIMSA cuenta con 18 plantas distribuidas en todo el país con una capacidad anual estimada de 2.3 millones de toneladas de harina de maíz. La harina de maíz de GIMSA se utiliza principalmente en la elaboración de tortillas y otros productos relacionados. En el 2001, GIMSA contó con un participación de mercado de aproximadamente 70%.

PROCEDIMIENTOS CONTABLES

Todas las cantidades han sido reexpresadas en pesos de monedas constantes de poder adquisitivo del 31 de marzo del 2002 y fueron preparadas de acuerdo a los Principios de Contabilidad Generalmente Aceptados en México. La reexpresión se determina aplicando el Indice Nacional de Precios al Consumidor en México ("INPC").

Este reporte puede contener ciertas declaraciones de expectativas e información referente a GIMSA, S.A. de C.V. (GIMSA), que se basan en las creencias de su administración, así como en supuestos hechos con información disponible para GIMSA en ese momento. Tales declaraciones reflejan puntos de vista de GIMSA con respecto a acontecimientos futuros y están sujetas a ciertos riesgos, incertidumbres y supuestos. Muchos factores podrían hacer que los resultados, operación o logros reales de GIMSA sean materialmente diferentes a los resultados históricos o a cualquier resultado, operación o logros futuros que se puedan expresar o estar implícitos en tales declaraciones de expectativas. Tales factores incluyen, entre otros, cambios económicos, políticos, sociales, gubernamentales, comerciales u otros factores con repercusión global o en México; así como cambios en los precios internacionales y/o domésticos del maíz. Si uno o más de estos riesgos o incertidumbres se materializa, o si las bases sobre las cuales se hicieron los supuestos resultan ser incorrectas, los resultados reales pueden ser sustancialmente diferentes de los resultados descritos en este documento según los mismos fueron anticipados, creídos, estimados, esperados o trazados. GIMSA no pretende ni asume la obligación de actualizar o revisar y hacer público ninguna de las declaración de expectativas, ya sea como resultado de información nueva, acontecimientos futuros o de cualquier otra cosa.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

(MILLONES DE PESOS CONSTANTES AL 31 DE MARZO DEL 2002)

RESUMEN FINANCIERO

	TRIMESTRE					ACUMULADO ENERO-MARZO		
ESTADO DE RESULTADOS	**1T02**	1T01	VAR (%)	4T01	VAR (%)	**2002**	2001	VAR (%)
VOLUMEN DE VENTAS (MILES DE TONELADAS)	**340**	357	(5)	357	(5)	**340**	357	(5)
PAQUETE	**49**	57	(14)	53	(8)	**49**	57	(14)
GRANEL	**291**	300	(3)	304	(4)	**291**	300	(3)
VENTAS NETAS	**1,133**	1,186	(4)	1,158	(2)	**1,133**	1,186	(4)
UTILIDAD BRUTA	**313**	308	2	391	(20)	**313**	308	2
MARGEN BRUTO (%)	**27.6%**	25.9%		33.7%		**27.6%**	25.9%	
UTILIDAD DE OPERACION	**101**	94	7	154	(34)	**101**	94	7
MARGEN OPERATIVO (%)	**8.9%**	7.9%		13.3%		**8.9%**	7.9%	
COSTO INTEGRAL DE FINANCIAMIENTO	**7**	(22)		0		**7**	(22)	
GASTOS FINANCIEROS	**6**	4		7		**6**	4	
PRODUCTOS FINANCIEROS	**(13)**	(41)		(19)		**(13)**	(41)	
FLUCTUACION CAMBIARIA	**(0)**	(0)		(0)		**(0)**	(0)	
RESULTADO POR POSICION MONETARIA	**14**	15		13		**14**	15	
OTROS (INGRESOS) GASTOS	**3**	1		6		**3**	1	
IMPUESTOS Y PTU	**(51)**	36	(243)	51	(199)	**(51)**	36	(243)
UTILIDAD NETA	**142**	79	79	97	47	**142**	79	79
UTILIDAD NETA MAYORITARIA	**140**	77	82	96	46	**140**	77	82
UTILIDAD POR ACCION[1]	**0.15**	0.08	82	0.10	46	**0.15**	0.08	82
UTILIDAD POR ADR (US$)[2]	**0.25**	0.14	82	0.17	46	**0.25**	0.14	82
DEPRECIACION Y AMORTIZACION	**63**	66		53		**63**	66	
FLUJO OPERATIVO	**164**	160	2	208	(21)	**164**	160	2
INVERSION EN ACTIVOS FIJOS	**25**	7		9		**25**	7	

ESTADO DE SITUACION FINANCIERA	**Mar-02**	Mar-01	VAR (%)	Dic-01	VAR (%)	**Mar-02**	Mar-01	VAR (%)
EFECTIVO E INVERSIONES TEMPORALES	**280**	114	145	122	129	**280**	114	145
CLIENTES	**697**	718	(3)	698	(0)	**697**	718	(3)
OTRAS CUENTAS Y DOCUMENTOS POR COBRAR	**518**	950	(45)	424	22	**518**	950	(45)
INVENTARIOS	**707**	785	(10)	857	(17)	**707**	785	(10)
ACTIVO CIRCULANTE	**2,210**	2,583	(14)	2,116	4	**2,210**	2,583	(14)
PROPIEDAD, PLANTA Y EQUIPO, NETO	**3,905**	4,148	(6)	3,970	(2)	**3,905**	4,148	(6)
ACTIVO TOTAL	**6,484**	7,090	(9)	6,462	0	**6,484**	7,090	(9)
DEUDA A CORTO PLAZO	**0**	0	0	0	0	**0**	0	0
PASIVO CIRCULANTE	**340**	416	(18)	337	1	**340**	416	(18)
DEUDA A LARGO PLAZO	**0**	0	0	0	0	**0**	0	0
PASIVO TOTAL	**1,252**	1,419	(12)	1,339	(6)	**1,252**	1,419	(12)
CAPITAL CONTABLE TOTAL	**5,232**	5,672	(8)	5,123	2	**5,232**	5,672	(8)
CAPITAL CONTABLE MAYORITARIO	**4,936**	5,383	(8)	4,822	2	**4,936**	5,383	(8)
ACTIVO CIRCULANTE/PASIVO CIRCULANTE	**6.51**	6.21		6.29		**6.51**	6.21	
PASIVO TOTAL/CAPITAL CONTABLE TOTAL	**0.24**	0.25		0.26		**0.24**	0.25	
VALOR CONTABLE POR ACCION[1]	**5.37**	5.86		5.25		**5.37**	5.86	

[1] En base a 918,405,000 acciones a marzo del 2002, marzo 2001 y diciembre 2001.

[2] Cada ADR representa 15 acciones ordinarias; el tipo de cambio usado fue Ps. 9.02 por dólar al 31 de marzo del 2002.

GIMSA GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

ENTIDAD Y OPERACIONES

Grupo Industrial Maseca, S.A. de C.V. ("Gimsa") es una empresa mexicana con subsidiarias dedicadas principalmente a la fabricación y distribución de harina de maíz. Gimsa y subsidiarias, en lo sucesivo referidas en forma colectiva como "la Compañía", son controladas por Gruma, S.A. de C.V. ("Gruma").

POLÍTICAS CONTABLES SIGNIFICATIVAS

Los estados financieros consolidados y notas han sido preparados de acuerdo con los principios de contabilidad generalmente aceptados en México.

CONSOLIDACIÓN DE ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de Gimsa y los de sus empresas subsidiarias. Los saldos y operaciones importantes entre las empresas consolidadas han sido eliminados.

Las principales subsidiarias incluidas en la consolidación son:

	% de participación
Empresas productoras de harina de maíz:	
Molinos Azteca de Chihuahua, S.A. de C.V.	100.00
Molinos Azteca, S.A. de C.V.	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Tamaulipas, S.A. de C.V.	100.00
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Culiacán, S.A. de C.V.	100.00
Derivados de Maíz Alimenticio, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Harinera de Maíz, S.A. de C.V.	83.33
Molinos Azteca del Bajío, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00
Empresas de servicios y otras:	
Compañía Nacional Almacenadora, S.A. de C.V.	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

USO DE ESTIMACIONES

La preparación de los estados financieros requiere que la administración de la Compañía haga algunas estimaciones y supuestos, que afectan el importe de ciertos activos y pasivos y de ciertos ingresos, costos y gastos a las fechas y períodos que se informan; así mismo, pudieran afectar la revelación de activos y pasivos contingentes. Los resultados reales pueden diferir de las estimaciones efectuadas.

RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN

Los estados financieros han sido actualizados para reconocer los efectos de la inflación y están expresados en pesos de poder adquisitivo del 31 de marzo de 2002, determinados como sigue:

·Para propósitos de comparabilidad, los estados financieros al 31 de marzo de 2001 y período de tres meses terminado en esa fecha, han sido actualizados utilizando el factor de inflación del año 2002 (1.23%) derivado del Índice Nacional de Precios al Consumidor ("INPC"), publicado por el Banco de México.

·Los estados de resultados y de variaciones en el capital contable han sido actualizados utilizando el INPC aplicable al período en la cual se realizaron las operaciones y el final del año.

·Los estados de cambios en la situación financiera presentan, en pesos constantes, la generación y utilización de recursos por la operación y por actividades de financiamiento e inversión.

·Los principales factores estimados de inflación usados para actualizar la información financiera fueron 1.23% y 4.65% para los años 2002 y 2001, respectivamente.

La metodología para actualizar los estados financieros es la siguiente:

Actualización de activos no monetarios

Los inventarios y costo de ventas se actualizan utilizando el método de costos estimados de reposición. Como se detalla en la Nota 2-G, propiedades, planta y equipo, neto se actualizan usando factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, la cual actualiza en base al índice general de precios al consumidor del país de origen y se valúan utilizando la moneda de ese país y el tipo de cambio vigente al final del año.

Actualización de capital social, prima en venta de acciones y utilidades retenidas

Equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original, se determina aplicando factores derivados del INPC, a partir de las fechas en que se hicieron las aportaciones de los accionistas y fueron generadas las utilidades, y se presenta incluida en los renglones correspondientes del capital contable.

Insuficiencia en la actualización del capital

Representa principalmente la diferencia entre el valor específico de reposición de los activos no monetarios, antes descrito, y el costo histórico de esos activos actualizados por la inflación general, medida a través del INPC.

Pérdida por posición monetaria

Representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios al inicio de cada mes.

TRANSACCIONES EN MONEDA EXTRANJERA

Las transacciones en moneda extranjera se registran en pesos al tipo de cambio vigente a la fecha en que se realizan. Los saldos de activos y pasivos monetarios denominados en moneda extranjera se valúan en pesos al tipo de cambio vigente a la fecha del estado de situación financiera. Las diferencias en cambio derivadas de la valuación y pago de estos saldos se acreditan o cargan a los resultados del año.

INVERSIONES TEMPORALES

Inversiones temporales son las partidas equivalentes a efectivo con vencimientos en la fecha de compra inferiores a tres meses, valuadas al costo, el cual es aproximado al valor de mercado.

INVENTARIOS Y COSTO DE VENTAS

Los inventarios se valúan a su costo estimado de reposición o mercado, el que sea menor. El costo de reposición es determinado en base al precio de la última compra o último costo de producción. El costo de ventas se determina utilizando costos estimados de reposición del mes en que se realizan las ventas.

PROPIEDADES, PLANTA Y EQUIPO, NETO

Las propiedades, planta y equipo se actualizan usando el INPC, excepto por la maquinaria y equipo de procedencia extranjera que se actualiza mediante el índice general de precios del país de origen y se valúa utilizando la moneda de ese país y el tipo de cambio vigente al final del año.

La depreciación se calcula por el método de línea recta con base en el valor actualizado menos el valor de desecho y en las vidas útiles estimadas de los bienes. Las vidas útiles estimadas de los activos se resumen como sigue:

	Años
Edificios	24
Maquinaria y equipo	12

Las reparaciones y el mantenimiento se cargan a los resultados conforme se incurren. El costo de las mejoras mayores se capitaliza. El costo integral de financiamiento, neto incluyendo intereses, fluctuación cambiaria y resultado monetario de la deuda, relativo a nuevos proyectos de inversión se capitaliza como parte de los activos durante el período de construcción. La utilidad o la pérdida en la venta o retiro de activos se reconoce en resultados como "Otros productos (gastos), neto".

EXCESO DEL COSTO DE ADQUISICIÓN DE SUBSIDIARIAS

El exceso del costo sobre valor en libros de subsidiarias adquiridas se actualiza usando los factores del INPC. La amortización se calcula sobre la base de los valores actualizados usando el método de línea recta y un período no mayor a 20 años.

GASTOS PREOPERATIVOS

Los gastos incurridos durante la etapa encaminada a iniciar operaciones industriales y/o comerciales se capitalizan y son presentados como gastos preoperativos en "Otros activos". Esta etapa termina cuando la Compañía inicia sus actividades comerciales. Su valor actualizado se determina mediante el INPC y la amortización se calcula por el método de línea recta en un período de 12 años.

VALOR DE RECUPERACION DE ACTIVOS DE LARGA DURACIÓN

La Compañía evalúa la recuperación de sus activos de larga duración, principalmente propiedades, planta y equipo, exceso del costo sobre el valor en libros de subsidiarias adquiridas y gastos preoperativos, cuando ciertos hechos y circunstancias son indicativos de que el valor registrado de los activos puede no ser recuperado.

Para propiedades, planta y equipo, la recuperación de los activos que serán conservados por la Compañía para su utilización, se determina mediante el flujo neto estimado de efectivo que se espera sea generado por los activos; en su caso, se reconoce una pérdida por deterioro por el excedente del valor neto registrado y el valor estimado de recuperación de los activos. Respecto de los activos a ser vendidos, la pérdida por deterioro se determina por la diferencia entre el valor neto registrado y el valor estimado de venta menos los costos relativos.

La administración de la Compañía estima que al 31 de diciembre de 2001 no existe deterioro en el valor de recuperación de los activos de larga duración

PRIMAS DE ANTIGUEDAD E INDEMNIZACIONES POR RETIRO

La prima de antigüedad, a que tienen derecho los trabajadores después de 15 años de servicio, se reconoce en base a cálculos actuariales preparados por peritos independientes. Las indemnizaciones a que pueden tener derecho los trabajadores en caso de despido o muerte, bajo ciertas circunstancias establecidas por la Ley Federal del Trabajo de México, se llevan a resultados del año en que son exigibles.

RECONOCIMIENTO DE INGRESOS

Las ventas se registran conforme se efectúan los embarques de productos ordenados por clientes.

IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE UTILIDADES AL PERSONAL

A partir del 1 de enero de 2000, la Compañía adoptó las disposiciones del Boletín D-4 revisado, "Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad", emitido por el Instituto Mexicano de Contadores Públicos. Como resultado de lo anterior, para el reconocimiento del impuesto sobre la renta diferido, la Compañía cambió el método de pasivo parcial al de activos y pasivos integrales, el cual consiste en determinar el impuesto sobre la renta diferido aplicando la tasa de impuesto sobre la renta correspondiente a las diferencias temporales entre los valores contable y fiscal de los activos y pasivos a la fecha de los estados financieros.

UTILIDAD NETA POR ACCIÓN

La utilidad neta por acción se calcula dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de acciones comunes en circulación durante el año.

UTILIDAD INTEGRAL

A partir del 1o. de enero de 2001, se inició la vigencia del boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad integral. La Compañía adoptó las disposiciones establecidas en dicho boletín y reestructuró dicho estado para hacer comparativos los diferentes renglones que lo integran.

INSTRUMENTOS FINANCIEROS

La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación como es el gas y parte de sus compras de maíz para reducir el riesgo creado por la fluctuación de los precios. Estos contratos no exceden las necesidades de producción del año. Las ganancias o pérdidas no realizadas generadas por estas operaciones no son reflejadas en los estados financieros hasta que se finiquiten los contratos. Las ganancias o pérdidas realizadas son reconocidas como parte del costo de producción al momento de su consumo.

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 MOLINOS AZTECA DE CHIHUAHUA, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	261,039	100.00	26,104	21,608
2 MOLINOS AZTECA, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	522,944	100.00	52,292	134,427
3 INDUSTRIAS DE RIO BRAVO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	167,352	98.34	16,735	(5,682)
4 HARINERA DE TAMAULIPAS, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	80,199	100.00	8,020	14,151
5 HARINERA DE VERACRUZ, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	130,049	100.00	13,005	33,343
6 HARINERA DE YUCATAN, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	25,242,960	88.57	37,704	87,507
7 MOLINOS AZTECA DE CULIACAN, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	219,998	100.00	22,000	43,934
8 DERIVADOS DE MAIZ ALIMENTICIO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	419,999	100.00	48,257	31,408
9 MOLINOS AZTECA DE JALISCO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	197,004	100.00	19,701	(23,755)
10 HARINERA DE MAÍZ, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	14,999,548	83.33	11,998	849
11 COMPAÑÍA NACIONAL ALMACENADORA, S.A. DE C.V.	CMPA-VTA, ALMAC. MAÍZ Y OTROS	866,399	100.00	86,426	2,341,651
12 MOLINOS AZTECA DE CHALCO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	60,820,015	56.33	60,820	254,550
13 HARINERA DE MAÍZ DE MEXICALI, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	39,035,400	85.00	46,224	18,495
14 ARRENDADORA DE MAQUINARIA DE CHIHUAHUA, S.A. DE C	ELAB Y DIST HRNA FRIJOL CONS. HUM	6,002	100.00	5,576	(6,967)
15 SERVICIOS ADMINISTRATIVOS Y FINANCIEROS GIMSA, S.	PREST SERV ADMVOS. A SUBSID.	399,999	100.00	40,000	(1,251)
16 MOLINOS AZTECA DEL BAJIO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	220,099	100.00	30,898	191,777
17 HARINERA DE MAÍZ DE JALISCO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	359,393	100.00	74,770	149,761
18 MOLINOS AZTECA DE XALPA, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	399,999	100.00	41,400	2,848
19 INDUSTRIA TORTILLADORA AZTECA, S.A. DE C.V.	TENEDORA ACCIONES EMP DIST Y FAB DE TOR	38,999	100.00	48,999	(44,962)
20 MOLINOS AZTECA DE CHIAPAS, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	65,699,800	90.00	66,650	145,270
21 MOLINOS AZTECA DE VERACRUZ, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	599,999	100.00	60,000	117,026
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**817,579**	**3,505,788**
ASOCIADAS					
1 ARRENDADORA CERRO DE LAS MITRAS, S.A. DE C.V.	CMPA-VTA ARR.. VEHIC. AUTOM.	52,900	34.57	11,949	16,340

CLAVE DE COTIZACION: MASECA TRIMESTRE: 1 AÑO: 2002
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

PAGINA 2

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				11,949	16,340
OTRAS INVERSIONES PERMANENTES					6,454
TOTAL					3,528,582

OBSERVACIONES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	304,725	103,722	201,003	988,822	272,503	917,322
MAQUINARIA	985,167	465,443	519,724	3,798,950	1,868,560	2,450,114
EQUIPO DE TRANSPORTE	94,234	48,632	45,602	54,140	37,072	62,670
EQUIPO DE OFICINA	27,799	16,093	11,706	40,269	19,949	32,026
EQUIPO DE COMPUTO	18,149	13,517	4,632	6,873	4,179	7,326
OTROS	261,975	114,433	147,542	142,265	46,086	243,721
TOTAL DEPRECIABLES	**1,692,049**	**761,840**	**930,209**	**5,031,319**	**2,248,349**	**3,713,179**
ACTIVOS NO DEPRECIABLES						
TERRENOS	58,690	0	58,690	129,991	0	188,681
CONSTRUCCIONES EN PROCESO	3,038	0	3,038	0	0	3,038
OTROS	0	0	0	0	0	0
TOTAL NO DEPRECIABLES	**61,728**	**0**	**61,728**	**129,991**	**0**	**191,719**
TOTAL	**1,753,777**	**761,840**	**991,937**	**5,161,310**	**2,248,349**	**3,904,898**

CLAVE DE COTIZACION: MASECA
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
VARIOS			40,497	0	0	103,658	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			40,497	0	0	103,658	0	0	0	0	0	0	0	0	0	0
VARIOS			195,438	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			195,438	0	0	0	0	0	0	0	0	0	0	0	0	0
			235,935	0	0	103,658	0	0	0	0	0	0	0	0	0	0

OBSERVACIONES

24

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: MASECA TRIMESTRE: 1 AÑO: 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	0	0	0	0	0
OTROS	0	0	0	0	0
TOTAL					
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	11,340	102,905	0	0	102,905
INVERSIONES	12	106	0	0	106
OTROS	50	458	0	0	458
TOTAL	**11,402**	**103,469**			**103,469**
SALDO NETO	**(11,402)**	**(103,469)**			**(103,469)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**5,728**	**51,671**	0	0	**51,671**
PASIVO	**11,492**	**103,658**			**103,658**
CORTO PLAZO	11,492	103,658	0	0	103,658
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**(5,764)**	**(51,987)**			**(51,987)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,482,699	354,555	(1,128,144)	0.93	(10,414)
FEBRERO	1,366,276	296,760	(1,069,516)	0.00	688
MARZO	1,597,360	341,124	(1,256,236)	0.37	(4,648)
ACTUALIZACION:	0	0	0	0.00	(33)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(14,407)**

OBSERVACIONES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICABLE

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MASA CHIHUAHUA	ELAB. Y DISTRIB. HNA. MAÍZ	9,500	56
MASA	ELAB. Y DISTRIB. HNA. MAÍZ	20,000	68
IND. DE RIO BRAVO	ELAB. Y DISTRIB. HNA. MAÍZ	7,000	59
HARINERA DE TAMPS.	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	67
HARINERA DE VER.	ELAB. Y DISTRIB. HNA. MAÍZ	12,200	82
HARINERA DE YUC.	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	100
MASA CULIACAN	ELAB. Y DISTRIB. HNA. MAÍZ	3,250	100
DER. DE MAIZ ALIM.	ELAB. Y DISTRIB. HNA. MAÍZ	10,000	71
HARINERA DE M. DE JALIS. SUC	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	0
MASA CHALCO MATRIZ	ELAB. Y DISTRIB. HNA. MAÍZ	22,750	61
HARINERA DE MAIZ	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	51
HARINERA DE MEXICALI	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	58
MASA CHALCO SUCURSAL	ELAB. Y DISTRIB. HNA. MAÍZ	18,750	0
MASA BAJÍO	ELAB. Y DISTRIB. HNA. MAÍZ	18,750	51
HARINERA DE MAIZ JALIS MATRIZ	ELAB. Y DISTRIB. HNA. MAÍZ	13,500	67
MASA LA PAZ	ELAB. Y DISTRIB. HNA. MAÍZ	1,500	83
MASA CHIAPAS	ELAB. Y DISTRIB. HNA. MAÍZ	13,500	65
MASA VERACRUZ	ELAB. Y DISTRIB. HNA. MAÍZ	13,500	59

OBSERVACIONES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MAIZ	EJIDATARIOS	MAIZ	BARTLETT & CO. ARCHER DANIELS MIDLAND, CO.	NO	61.40

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ	356,991	820,149	339,927	1,133,024	70.00	MASECA	TORTILLA SHOP, SUPER MARKET
TOTAL		820,149		1,133,024			

3

CLAVE DE COTIZACION: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NO APLICABLE							
TOTAL				0			

OBSERVACIONES

31

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001: 100,519

Número de acciones en circulación a la misma fecha de la CUFIN: 918,405,000
(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001: 101,896

Número de acciones en circulación a la misma fecha de la CUFIN: 918,405,000
(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	
Número de acciones en circulación a la misma fecha de la CUFIN :	100,519
(En Unidades)	918,405,000

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** — 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 918,405,000

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE MARZO DE 2002

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	1
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE DICIEMBRE DE 2001 — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 918,405,000

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001 (Antes de UFIN reinvertida del ejercicio anterior) — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 918,405,000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		0	504,150,300		504,150,300		100,830	
B		0	414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
918,405,000

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 15 ACCIONES ORDINARIAS EQUIVALE A 1 ADRS
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **1** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **MARZO** DE **2002** Y **2001** , FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

________________________ ________________________

MONTERREY, NL, A 25 DE ABRIL DE 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: MASECA FECHA: 25/04/2002 12:50

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
DO MICILIO:	AVE. LA CLINICA 2520 EDIFICIO DELTA 1ER PISO
COLONIA:	SERTOMA
C. POSTAL:	64710
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(81) 8399-3300
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com
DIRECCION DE INTERNET:	www.gruma.com

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GIM810710D40
DOMICILIO	AVE. LA CLINICA 2520 EDIFICIO DELTA 1ER PISO
COLONIA:	SERTOMA
C. POSTAL:	64710
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	(81) 8399-33-11
FAX:	(81)-8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE
NOMBRE:	SR. ROBERTO GONZALEZ BARRERA
DOMICILIO:	PASEO DE LA REFORMA NO. 300
COLONIA:	CUAUHTEMOC
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 5227-4717
FAX:	(55) 5207-5587
E-MAIL:	maria_arias@gruma.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR DE OPERACIONES
NOMBRE:	LIC. ROBERTO GONZALEZ ALCALA
DOMICILIO:	CALZADA DEL VALLE NO. 407
COLONIA:	DEL VALLE
C. POSTAL:	66220

27

CLAVE DE COTIZACION: MASECA **FECHA:** 25/04/2002 12:50

CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3300
FAX:	(81) 8399-3359
E-MAIL:	roberto_ gonzalez_a@gruma.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO DE FINANZAS Y PLANEACION
NOMBRE:	LIC. RAUL CAVAZOS MORALES
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3313
FAX:	(81) 8399-3359
E-MAIL:	raul_cavazos@gruma.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3311
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3311
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO LEGAL NACIONAL
NOMBRE:	LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3207
FAX:	(81) 8399-3359
E-MAIL:	salvador_vargas@gruma.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO CORPORATIVO

38

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: MASECA FECHA: 25/04/2002 12:50

NOMBRE:	LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO:	CALZADA DEL VALLE NO. 407
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3307
FAX:	(81) 8399-3359
E-MAIL:	salvador_vargas@gruma.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SUBDIRECTOR JURIDICO LEGAL NACIONAL
NOMBRE:	LIC. ROGELIO SANCHEZ GARCIA
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3240
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez_g@gruma.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE RELACION CON INVERSIONISTAS
NOMBRE:	C.P. LILIA GOMEZ DELGADILLO
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3324
FAX:	(81) 8399-3359
E-MAIL:	lilia_gomez@gruma.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE NO. 407
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3311
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3311
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

ITEM 2

FINANCIAL STATEMENTS (ENGLISH-LANGUAGE VERSION) FOR THE QUARTER ENDED MARCH 31, 2002

STOCK EXCHANGE CODE: **MASECA** Quarter: 1 Year: 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**6,484,218**	**100**	**7,090,407**	**100**
2	**CURRENT ASSETS**	**2,209,543**	**34**	**2,583,023**	**36**
3	CASH AND SHORT-TERM INVESTMENTS	279,943	4	114,171	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	696,948	11	718,057	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	518,063	8	950,475	13
6	INVENTORIES	706,960	11	785,440	11
7	OTHER CURRENT ASSETS	7,629	0	14,880	0
8	**LONG-TERM**	**22,794**	**0**	**23,523**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	16,340	0	17,100	0
11	OTHER	6,454	0	6,423	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,904,898**	**60**	**4,147,744**	**58**
13	PROPERTY	1,482,228	23	1,476,498	21
14	MACHINERY AND INDUSTRIAL	4,784,117	74	4,943,707	70
15	OTHER EQUIPMENT	645,704	10	662,340	9
16	ACCUMULATED DEPRECIATION	3,010,189	46	2,936,386	41
17	CONSTRUCTION IN PROGRESS	3,038	0	1,585	0
18	**DEFERRED ASSETS (NET)**	**78,683**	**1**	**73,555**	**1**
19	**OTHER ASSETS**	**268,300**	**4**	**262,562**	**4**
20	**TOTAL LIABILITIES**	**1,252,190**	**100**	**1,418,812**	**100**
21	**CURRENT LIABILITIES**	**339,593**	**27**	**415,854**	**29**
22	SUPPLIERS	144,155	12	218,545	15
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	195,438	16	197,309	14
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**912,597**	**73**	**1,002,958**	**71**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**5,232,028**	**100**	**5,671,595**	
34	**MINORITY INTEREST**	**295,687**	**6**	**288,198**	**5**
35	**MAJORITY INTEREST**	**4,936,341**	**94**	**5,383,397**	**95**
36	**CONTRIBUTED CAPITAL**	**3,071,668**	**59**	**3,071,667**	**54**
37	PAID-IN CAPITAL STOCK (NOMINAL)	183,681	4	183,681	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,455,774	28	1,455,774	26
39	PREMIUM ON SALES OF SHARES	1,432,213	27	1,432,212	25
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,864,673**	**36**	**2,311,730**	**41**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,916,557	94	5,323,578	94
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(3,192,105)	(61)	(3,088,794)	(54)
45	NET INCOME FOR THE YEAR	140,221	3	76,946	1

STOCK EXCHANGE CODE: **MASECA**

Quarter: **1** Year: 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**279,943**	**100**	**114,171**	**100**
46	CASH	60,247	22	35,815	31
47	SHORT-TERM INVESTMENTS	219,696	78	78,356	69
18	**DEFERRED ASSETS (NET)**	**78,683**	**100**	**73,555**	**100**
48	AMORTIZED OR REDEEMED	78,683	100	73,555	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**339,593**	**100**	**415,854**	**100**
52	FOREING CURRENCY	103,658	31	88,916	21
53	MEXICAN PESOS LIABILITIES	235,935	69	326,938	79
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**195,438**	**100**	**197,309**	**100**
57	OTHER CURRENT LIABILITIES WITH	19,129	10	20,805	11
58	OTHER CURRENT LIABILITIES WITHOUT	176,309	90	176,504	89
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**912,597**	**100**	**1,002,958**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	912,597	100	1,002,958	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(3,192,105)**	**100**	**(3,088,794)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(3,192,105)	(100)	(3,088,794)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: 1 YEAR: 2002
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	1,869,950	2,167,169
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	119	148
75	EMPLOYERS (*)	1,570	1,684
76	WORKERS (*)	1,102	1,176
77	CIRCULATION SHARES (*)	918,405,000	918,405,000
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **MASECA** QUARTER: **1** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**1,133,024**	**100**	**1,186,126**	**100**
2	COST OF	820,149	72	878,520	74
3	**GROSS INCOME**	**312,875**	**28**	**307,606**	**26**
4	OPERATING	211,832	19	213,396	18
5	**OPERATING INCOME**	**101,043**	**9**	**94,210**	**8**
6	TOTAL FINANCING	7,306	1	(21,583)	(2)
7	**INCOME AFTER FINANCING COST**	**93,737**	**8**	**115,793**	**10**
8	OTHER FINANCIAL OPERATIONS	2,595	0	948	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**91,142**	**8**	**114,845**	**10**
10	RESERVE FOR TAXES AND WORKERS' SHARING	(50,902)	(4)	35,603	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**142,044**	**13**	**79,242**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**142,044**	**13**	**79,242**	**7**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**142,044**	**13**	**79,242**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**142,044**	**13**	**79,242**	**7**
19	NET INCOME OF MINORITY INTEREST	1,823		2,296	0
20	NET INCOME OF MAJORITY INTEREST	**140,221**	**12**	**76,946**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **MASECA** QUARTER: 1 2002
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,133,024**	**100**	**1,186,126**	**100**
21	DOMESTIC	1,133,024	100	1,186,126	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS	0	0	0	0
6	**TOTAL FINANCING COST**	**7,306**	**100**	**(21,583)**	**100**
24	INTEREST PAID	6,054	83	4,432	21
25	EXCHANGE LOSSES	(19)	0	(264)	(1)
26	INTEREST EARNED	13,136	180	40,516	188
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY	14,407	197	14,765	68
8	**OTHER FINANCIAL OPERATIONS**	**2,595**	**100**	**948**	**100**
29	OTHER NET EXPENSES (INCOME)	2,595	100	948	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(50,902)**	**100**	**35,603**	**100**
32	INCOME TAX	25,975	51	32,730	92
33	DEFERED INCOME TAX	(77,789)	(153)	1,723	5
34	WORKERS' PROFIT SHARING	866	2	1,092	3
35	DEFERED WORKERS' PROFIT	46	0	58	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA**   QUARTER: **1**   YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,134,157	1,187,312
37	NET INCOME OF THE YEAR	0	54,540
38	NET SALES (**)	4,684,513	4,904,612
39	OPERATION INCOME (**)	541,520	503,744
40	NET INCOME OF MAYORITY INTEREST(**)	420,289	364,599
41	NET CONSOLIDATED INCOME	428,046	370,976

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

STOCK EXCHANGE CODE: **MASECA** QUARTER: 1 **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**142,044**	**79,242**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(15,203)	67,441
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**126,841**	**146,683**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	135,196	(13,052)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**262,037**	**133,631**
6	CASH FLOW FROM EXTERNAL FINANCING	(79,013)	(25,377)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(79,013)**	**(25,377)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(25,545)**	**(15,168)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	157,479	93,086
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	122,464	21,085
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	279,943	114,171

STOCK EXCHANGE CODE MASECA QUARTER: 1 2002
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(15,203)**	**67,441**
13	DEPRECIATION AND AMORTIZATION FOR THE	62,543	65,662
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(77,746)	1,779
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**135,196**	**(13,052)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(26,762)	16,868
19	+ (-) DECREASE (INCREASE) IN	139,764	89,253
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	5,388	(3,399)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	27,611	(89,725)
22	+ (-) INCREASE (DECREASE) IN OTHER	(10,805)	(26,049)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(79,013)**	**(25,377)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	(79,013)	(25,377)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(25,545)**	**(15,168)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(24,975)	(7,437)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	(570)	(7,731)

STOCK EXCHANGE CODE**MASECA** QUARTER:**1** **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	12.54 %	6.68 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.51	% 6.77
3	NET INCOME TO TOTAL ASSETS (**)	6.60 %	5.23 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	% 0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(10.14)	% (18.63)
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.72 times	0.69 times
7	NET SALES TO FIXED ASSETS (**)	1.20 times	1.18
8	INVENTORIES ROTATION (**)	4.60 times	4.48 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48 days	47 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.25 %	1.32 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	19.31 %	20.01 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.24 times	0.25 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	8.28	% 6.27
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	% 0.00 %
15	OPERATING INCOME TO INTEREST PAID	16.69 times	21.26 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.74 times	3.46 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	6.51 times	6.21 times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	4.42 times	4.32 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.76 times	1.82 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	82.43 %	27.45 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	11.19	% 12.37 %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	11.93 %	(1.10) %
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	43.28 times	30.15 times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	97.77 %	49.03

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

STOCK EXCHANGE CODE MASECA
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.46		$ 0.40	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.46		$ 0.40	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 5.37		$ 5.86	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.80	times	0.36	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	9.40	times	5.34	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GIMSA
GRUPO INDUSTRIAL MASECA SA. de C.V. Y SUBSIDIARIAS

Contacts:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

New York Stock Exchange: MSK
Bolsa Mexicana de Valores: MASECAB

Monterrey, N.L., Mexico, April 24, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FIRST QUARTER 2002

(PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF MARCH 31, 2002)

SUMMARY AND FINANCIAL HIGHLIGHTS

Despite volume and revenue decreases in 1Q02, GIMSA's margins improved compared to 1Q01. The company faced a more competitive environment during 1Q02 due to the high availability of corn. In addition, because of a combination of high tortilla prices and low corn prices, tortilla producers continue to enjoy wide margins and are therefore not attracted by the economic benefits of corn flour.

Compared to 4Q01, operating margin decreased due to lower sales volume and a lower cost-to-price relationship as a result of the seasonal high availability of corn.

Financial Highlights
(Ps millions)

	1Q02	1Q01	VAR (%)
SALES VOLUMES	340	357	(5)
NET SALES	1,133	1,186	(5)
OPERATING INCOME	101	94	7
OPERATING MARGIN	8.9%	7.9%	100 bp
EBITDA[1]	164	160	2
EBITDA MARGIN	14.4%	13.5%	90 bp
NET MAJORITY INCOME	140	77	82
ROE	8.4%	6.6%	180 bp

Net majority income increased 82% mainly because of extraordinary tax income derived from changes in the statutory income tax rate.

On April 16, 2002, a dividend of Ps 0.12 per share was approved at GIMSA's General Ordinary Shareholders' Meeting. With this dividend yield, GIMSA expects to transfer value to minority shareholders because it has sufficient installed capacity for future growth and is still generating strong cash flow through its operations.

[1]EBITDA = Operating Income + Depreciation and Amortization.

1Q02 vs. 1Q01

Net Sales

Net sales were 5% lower due to lower sales volume as a result of a combination of the following factors:

- A 14% decline in one-kilogram consumer retail package sales (which represent 14% of total volume), especially because this segment continued to be affected by lower sales to DICONSA, and
- A 3% decline in bulk sales (which represent 86% of total volume) as a result of an average 3% price increase implemented during 1Q02.

Revenue performance reflected the decline in volume, partially offset by slightly higher corn flour prices.

Cost of Sales

Cost of sales as a percentage of net sales improved 170 basis points, to 72.4% from 74.1%, reflecting

- A 1% decline in total integrated corn costs due primarily to lower corn market prices and, to a lesser extent, logistical efficiencies in corn procurement and extraordinary governmental support for transportation and warehousing of corn to compensate for lack of import permits;
- Lower energy costs; and
- A slight increase in corn flour prices while corn costs declined, reflecting the strength of MASECA's brand equity.

Gross profit

Gross margin increased to 27.6% from 25.9%. Gross profit was 2% higher.

Selling, General, and Administrative Expenses (SG&A)

SG&A declined 1% due to

- The optimization of leasing expenses for computer equipment, and
- Lower freight expenses in connection with decreased sales to DICONSA.

Operating Income

Operating income rose 7%, representing an increase in operating margin to 8.9% from 7.9%. This increase was driven mostly by the aforementioned reductions in corn and energy costs.


Operating Margin
15
12
9
6
%
7.9
11.8
12.1
13.3
8.9
1Q'01
2Q'01
3Q'01
4Q'01
1Q'02

Net Comprehensive Financing Cost

Item	1Q02	1Q01	Change	Comments
Interest expense	6	4	2	
Interest income	(13)	(41)	27	Lower average cash balances due mainly to higher dividend payment and lower interest rates
Foreign exchange loss (gain)	0	0	-	
Monetary position loss (gain)	14	15	(1)	Lower inflation rate and lower net monetary asset position
Total	**(7)**	**21**	**28**	

Taxes and Employee Profit Sharing

Provisions for income taxes and employee profit sharing resulted in income of Ps 51 million versus an expense of Ps 36 million in 1Q01. In 1Q02, GIMSA recorded extraordinary income of Ps 79 million in connection with the changes in the statutory income tax rate, which will be reduced from 35% to 32% beginning 2003 and continuing through 2005.

Net Majority Income

Net majority income was 82% higher, resulting primarily from the aforementioned swing in taxes. Net majority income as a percentage of net sales increased to 12.4% from 6.5%.

FINANCIAL POSITION

March 2002 vs. December 2001

As of March 31, 2002, total assets were Ps 22 million higher. Cash increased because corn inventories built during December 2001 have been consumed. As of March 31, 2002, corn inventories were approximately 446,000 metric tons, representing about four months of consumption.

Total liabilities as of March 31, 2002, were Ps 87 million lower due mainly to lower deferred taxes in connection with the aforementioned reduction in the statutory income tax rate from 35% to 32%.

Stockholders' equity as of March 31, 2002, increased Ps 109 million to Ps 5,232 million.

FINANCIAL RATIOS

Operational Ratios

	1Q02	4Q01	1Q01
Accounts receivable outstanding (days to sales)	55	54	54
Inventory turnover (days to cost of sales)	78	100	80
Net working capital turnover (days to sales)	104	112	98
Asset turnover (total assets to sales)	1.4	1.4	1.5

Profitability Ratios

	1Q02 %	4Q01 %	1Q01 %
ROA	6.7	5.6	5.3
ROE	8.4	7.0	6.6
ROIC	5.7	5.5	5.0

CAPITAL EXPENDITURE PROGRAM

GIMSA invested Ps 25 million in fixed assets in 1Q02, focusing its investments on upgrading its corn flour production processes.

CONFERENCE CALL

The company will hold a conference call to discuss 1Q02 results on April 25, 2002, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). Please call 1-800-997-8642 (from U.S./Canada) or (973) 694-2225 (international/local). In addition, the conference call will be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference call replay please dial 1-800-428-6051 or (973) 709-2089, Pass code: 239946. Please go to the Investor Relations page of the web site for further details. The audio web cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2001, the company's market share was approximately 70%.

ACCOUNTING PROCEDURES

All figures have been restated in Mexican pesos of constant purchasing power as of March 31, 2002, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as "Mexican GAAP". The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF MARCH 31, 2002)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD MARCH		
INCOME STATEMENT SUMMARY	**1Q02**	**1Q01**	**VAR (%)**	**4Q01**	**VAR (%)**	**2002**	**2001**	**VAR (%)**
SALES VOLUME (METRIC TONS IN THOUSANDS)	**340**	357	(5)	357	(5)	**340**	357	(5)
RETAIL	**49**	57	(14)	53	(8)	**49**	57	(14)
BULK	**291**	300	(3)	304	(4)	**291**	300	(3)
NET SALES	**1,133**	1,186	(4)	1,158	(2)	**1,133**	1,186	(4)
GROSS PROFIT	**313**	308	2	391	(20)	**313**	308	2
GROSS MARGIN (%)	**27.6%**	25.9%		33.7%		**27.6%**	25.9%	
OPERATING INCOME	**101**	94	7	154	(34)	**101**	94	7
OPERATING MARGIN (%)	**8.9%**	7.9%		13.3%		**8.9%**	7.9%	
COMPREHENSIVE FINANCING COST (INCOME)	**7**	(22)		0		**7**	(22)	
INTEREST EXPENSE	**6**	4		7		**6**	4	
INTEREST INCOME	**(13)**	(41)		(19)		**(13)**	(41)	
FOREIGN EXCHANGE LOSS (GAIN)	**(0)**	(0)		(0)		**(0)**	(0)	
MONETARY POSITION (GAIN) LOSS	**14**	15		13		**14**	15	
OTHER (INCOME) EXPENSE	**3**	1		6		**3**	1	
TAXES AND PROFIT SHARING	**(51)**	36	(243)	51	(199)	**(51)**	36	(243)
NET INCOME	**142**	79	79	97	47	**142**	79	79
NET MAJORITY INCOME	**140**	77	82	96	46	**140**	77	82
EARNINGS PER SHARE[1]	**0.15**	0.08	82	0.10	46	**0.15**	0.08	82
EARNINGS PER ADR (US$)[2]	**0.25**	0.14	82	0.17	46	**0.25**	0.14	82
DEPRECIATION AND AMORTIZATION	**63**	66		53		**63**	66	
EBITDA	**164**	160	2	208	(21)	**164**	160	2
CAPITAL EXPENDITURES	**25**	7		9		**25**	7	

BALANCE SHEET SUMMARY	**Mar-02**	**Mar-01**	**VAR (%)**	**Dec-01**	**VAR (%)**	**Mar-02**	**Mar-01**	**VAR (%)**
CASH AND CASH EQUIVALENTS	**280**	114	145	122	129	**280**	114	145
TRADE ACCOUNTS RECEIVABLE	**697**	718	(3)	698	(0)	**697**	718	(3)
OTHER ACCOUNTS RECEIVABLE	**518**	950	(45)	424	22	**518**	950	(45)
INVENTORIES	**707**	785	(10)	857	(17)	**707**	785	(10)
CURRENT ASSETS	**2,210**	2,583	(14)	2,116	4	**2,210**	2,583	(14)
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,905**	4,148	(6)	3,970	(2)	**3,905**	4,148	(6)
TOTAL ASSETS	**6,484**	7,090	(9)	6,462	0	**6,484**	7,090	(9)
SHORT-TERM DEBT	**0**	0	0	0	0	**0**	0	0
CURRENT LIABILITIES	**340**	416	(18)	337	1	**340**	416	(18)
LONG-TERM DEBT	**0**	0	0	0	0	**0**	0	0
TOTAL LIABILITIES	**1,252**	1,419	(12)	1,339	(6)	**1,252**	1,419	(12)
STOCKHOLDERS' EQUITY	**5,232**	5,672	(8)	5,123	2	**5,232**	5,672	(8)
MAJORITY STOCKHOLDERS' EQUITY	**4,936**	5,383	(8)	4,822	2	**4,936**	5,383	(8)
CURRENT ASSETS/CURRENT LIABILITIES	**6.51**	6.21		6.29		**6.51**	6.21	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.24**	0.25		0.26		**0.24**	0.25	
BOOK VALUE PER SHARE[1]	**5.37**	5.86		5.25		**5.37**	5.86	

[1] Based on 918,405,000 shares outstanding as of March 2002, March 2001, and December 2001.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps. 9.02 per dollar as of March 31, 2002.

GIMSA GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

Grupo Industrial Maseca, S.A. de C.V. ("Gimsa"), a Mexican corporation, is a holding company whose subsidiaries are primarily engaged in manufacturing and distributing corn flour in Mexico. Gimsa and its subsidiaries are herein collectively referred to as "the Company". The Company is majority owned by Gruma, S.A. de C.V. ("Gruma").

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico as promulgated by the Mexican Institute of Public Accountants.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gimsa and all of its subsidiaries. All intercompany balances and transactions have been eliminated from the consolidated financial statements.

The principal subsidiaries included in the consolidation are the following:

	% de participación
Empresas productoras de harina de maíz:	
Molinos Azteca de Chihuahua, S.A. de C.V.	100.00
Molinos Azteca, S.A. de C.V.	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Tamaulipas, S.A. de C.V.	100.00
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Culiacán, S.A. de C.V.	100.00
Derivados de Maíz Alimenticio, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Harinera de Maíz, S.A. de C.V.	83.33
Molinos Azteca del Bajío, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00
Empresas de servicios y otras:	
Compañía Nacional Almacenadora, S.A. de C.V.	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements of the Company have been restated to recognize the effects of inflation and are expressed in Mexican pesos of December 31, 2001 purchasing power, determined as follows:

* For comparability purposes, the consolidated financial statements as of and for the year ended March 31, 2001 have been restated using the 2002 inflation factor of 1.23%, derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico.

* The consolidated statements of income and changes in stockholders' equity were restated applying NCPI factors from the periods in which the transactions occurred.

* The consolidated statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

· The annual NCPI factors used to restate the consolidated financial statements were 1.23% and 4.65% for the years 2002 and 2001, respectively.

The methodology for the restatement of the financial statements is as follows:

Restatement of non-monetary assets

Inventories and cost of sales are restated using the estimated replacement cost method. As set forth in Note 2-G, property, plant and equipment, net is restated using the NCPI factors, except for machinery and equipment of foreign origin which is restated by applying factors derived from the general price index of the country of origin, to the related foreign currency amount, prior translating those amounts to Mexican peso at the exchange rate at year-end.

Restatement of common stock, additional paid-in capital and retained earnings

This restatement, which reflects the amount necessary to maintain the stockholder's investment at the original purchasing power amounts, is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated, and is included within the related stockholders' equity captions.

Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific indexing of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI factors.

Loss from monetary position

Loss from monetary position represents the inflationary effect, measured by

NCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions, principally in U.S. dollars, are recorded at the exchange rate prevailing on the dates the transactions are entered into and settled. Assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations are credited or charged to income for the year.

CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates market value.

INVENTORIES AND COST OF SALES

Inventories are stated at the lower of replacement cost or market value. Replacement cost is determined by the last purchase price or production cost. Cost of sales is determined from replacement costs for the month in which the products are sold.

PROPERTY, PLANT AND EQUIPMENT, NET

Adquisitions are recorded at cost.

Under the provisions of the "Fifth Amendment of Bulletin B-10 - Modified" (Fifth Amendment) issued by the Mexican Institute of Public Accountants, the Company restates the December 31, 1996 appraisal of property, plant and equipment, performed by independent appraisers at net replacement cost, utilizing the NCPI factors, except for machinery and equipment of foreign origin which are restated by applying factors derived from the general price index of the country of origin, to the related foreign currency amount, translating those amounts to Mexican pesos at the exchange rate at year-end.

Depreciation expense is computed based on the straight-line method over the restated values less salvage value and estimated useful lives of the assets. Average useful lives of the assets are as follows:

	Years
Buildings	24
Machinery and equipment	12

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing costs, including interest expense, foreign currency exchange fluctuation and monetary position of the related debt, for major construction projects is capitalized as part of the assets during the construction period. When assets are retired or otherwise disposed of, the replacement cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in "Other (expense) income, net".

INTANGIBLES, NET

The excess of cost over book value of subsidiaries acquired (goodwill) is restated using NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 20 years.

Start-up costs incurred for industrial and commercial operations are capitalized as preoperative expenses, and included in "Other Assets"; capitalization concludes when the Company begins its commercial activities. Preoperative expenses are restated using the NCPI factors and amortized by the straight-line method over a period of 12 years.

LONG-LIVED ASSETS

The Company evaluates the carrying value of long-lived assets to be held and used, primarily property, plant and equipment, goodwill, preoperative expenses, and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income for the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and fair market value less costs to sell for long-lived assets to be disposed of.

SENIORITY PREMIUM PLANS AND INDEMNITIES

Seniority premiums to which the personnel of Mexican companies are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are charged to income when they become payable.

REVENUE RECOGNITION

Sales are recognized when goods are shipped. Complementary revenues are recognized when corn flour subject to complementary revenue is sold.

INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

Income taxes and employees' statutory profit sharing are recorded based on the partial liability method, which recognizes, when applicable, the deferred tax effects of identifiable and non-recurring temporary differences between financial and taxable income. The income tax benefit from tax loss carry-forwards is recorded in the year in which such carry-forwards are used.

BASIC AND DILUTED EARNINGS PER SHARE

Earnings per share is computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MOLINOS AZTECA DE CHIHUAHUA, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	261,039	100.00	26,104	21,608
2 MOLINOS AZTECA, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	522,944	100.00	52,292	134,427
3 INDUSTRIAS DE RIO BRAVO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	167,352	98.34	16,735	(5,882)
4 HARINERA DE TAMAULIPAS, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	80,199	100.00	8,020	14,151
5 HARINERA DE VERACRUZ, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	130,049	100.00	13,005	33,343
6 HARINERA DE YUCATAN, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	25,242,960	88.57	37,704	87,507
7 MOLINOS AZTECA DE CULIACAN, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	219,998	100.00	22,000	43,934
8 DERIVADOS DE MAIZ ALIMENTICIO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	419,999	100.00	48,257	31,408
9 MOLINOS AZTECA DE JALISCO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	197,004	100.00	19,701	(23,755)
10 HARINERA DE MAÍZ, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	14,999,548	83.33	11,998	849
11 COMPAÑÍA NACIONAL ALMACENADORA, S.A. DE C.V.	PURCHASE/SALE/OF CORN, WAREHOUSE	866,399	100.00	86,426	2,341,651
12 MOLINOS AZTECA DE CHALCO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	60,820,015	56.33	60,820	254,550
13 HARINERA DE MAÍZ DE MEXICALI, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	39,035,400	85.00	46,224	18,495
14 ARRENDADORA DE MAQUINARIA DE CHIHUAHUA, S.A. DE C	MANUF. & DISTR OF BEAN FLOUR	6,002	100.00	5,576	(6,967)
15 SERVICIOS ADMINISTRATIVOS Y FINANCIEROS GIMSA, S.	ADMINISTRATIVE SERVICES	399,999	100.00	40,000	(1,251)
16 MOLINOS AZTECA DEL BAJIO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	220,099	100.00	30,898	191,777
17 HARINERA DE MAÍZ DE JALISCO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	359,393	100.00	74,770	149,761
18 MOLINOS AZTECA DE XALPA, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	399,999	100.00	41,400	2,848
19 INDUSTRIA TORTILLADORA AZTECA, S.A. DE C.V.	HOLDING	38,999	100.00	48,999	(44,962)
20 MOLINOS AZTECA DE CHIAPAS, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	65,699,800	90.00	66,650	145,270
21 MOLINOS AZTECA DE VERACRUZ, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	599,999	100.00	60,000	117,026
TOTAL INVESTMENT IN SUBSIDIARIES				**817,579**	**3,505,788**
ASSOCIATEDS					
1 ARRENDADORA CERRO DE LAS MITRAS, S.A. DE C.V.	LEASING AUTOMOVILE	52,900	34.57	11,949	16,340

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

PAGE 2
CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				11,949	16,340
OTHER PERMANENT INVESTMENTS					6,454
TOTAL					3,528,582

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIMASECA QUARTER: 1 YEAR: 2002
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	304,725	103,722	201,003	988,822	272,503	917,322
MACHINERY	985,167	465,443	519,724	3,798,950	1,868,560	2,450,114
TRANSPORT EQUIPMENT	94,234	48,632	45,602	54,140	37,072	62,670
OFFICE EQUIPMENT	27,799	16,093	11,706	40,269	19,949	32,026
COMPUTER EQUIPMENT	18,149	13,517	4,632	6,873	4,179	7,326
OTHER	261,975	114,433	147,542	142,265	46,086	243,721
DEPRECIABLES TOTAL	**1,692,049**	**761,840**	**930,209**	**5,031,319**	**2,248,349**	**3,713,179**
NOT DEPRECIATION ASSETS						
GROUNDS	58,690	0	58,690	129,991	0	188,681
CONSTRUCTIONS IN PROCESS	3,038	0	3,038	0	0	3,038
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**61,728**	**0**	**61,728**	**129,991**	**0**	**191,719**
TOTAL	**1,753,777**	**761,840**	**991,937**	**5,161,310**	**2,248,349**	**3,904,898**

STOCK EXCHANGE CODIMASECA
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: MASECA
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
OTHERS			40,497	0	0	103,658	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			40,497	0	0	103,658	0	0	0	0	0	0	0	0	0	0
OTHERS			195,438	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			195,438	0	0	0	0	0	0	0	0	0	0	0	0	0
			235,935	0	0	103,658	0	0	0	0	0	0	0	0	0	0

NOTES

64

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **1** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	11,340	102,905	0	0	102,905
INVESTMENTS	12	106	0	0	106
OTHER	50	458	0	0	458
TOTAL	**11,402**	**103,469**			**103,469**
NET BALANCE	**(11,402)**	**(103,469)**			**(103,469)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,728**	**51,671**	0	0	**51,671**
LIABILITIES POSITION	**11,492**	**103,658**			**103,658**
SHORT TERM LIABILITIES POSITION	11,492	103,658	0	0	103,658
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(5,764)**	**(51,987)**			**(51,987)**

NOTES

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,482,699	354,555	(1,128,144)	0.93	(10,414)
FEBRUARY	1,366,276	296,760	(1,069,516)	0.00	688
MARCH	1,597,360	341,124	(1,256,236)	0.37	(4,648)
ACTUALIZATION:	0	0	0	0.00	(33)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(14,407)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **1** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **MASECA** QUARTER: **1** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MASA CHIHUAHUA	MANUF. & DISTR OF CORN FLOUR	9,500	56
MASA	MANUF. & DISTR OF CORN FLOUR	20,000	68
IND. DE RIO BRAVO	MANUF. & DISTR OF CORN FLOUR	7,000	59
HARINERA DE TAMPS.	MANUF. & DISTR OF CORN FLOUR	6,250	67
HARINERA DE VER.	MANUF. & DISTR OF CORN FLOUR	12,200	82
HARINERA DE YUC.	MANUF. & DISTR OF CORN FLOUR	6,250	100
MASA CULIACAN	MANUF. & DISTR OF CORN FLOUR	3,250	100
DER. DE MAIZ ALIM.	MANUF. & DISTR OF CORN FLOUR	10,000	71
HARINERA DE M. DE JALIS. SUC	MANUF. & DISTR OF CORN FLOUR	6,250	0
MASA CHALCO MATRIZ	MANUF. & DISTR OF CORN FLOUR	22,750	61
HARINERA DE MAIZ	MANUF. & DISTR OF CORN FLOUR	6,250	51
HARINERA DE MEXICALI	MANUF. & DISTR OF CORN FLOUR	6,250	58
MASA CHALCO SUCURSAL	MANUF. & DISTR OF CORN FLOUR	18,750	0
MASA BAJÍO	MANUF. & DISTR OF CORN FLOUR	18,750	51
HARINERA DE MAIZ JALIS MATRIZ	MANUF. & DISTR OF CORN FLOUR	13,500	67
MASA LA PAZ	MANUF. & DISTR OF CORN FLOUR	1,500	83
MASA CHIAPAS	MANUF. & DISTR OF CORN FLOUR	13,500	65
MASA VERACRUZ	MANUF. & DISTR OF CORN FLOUR	13,500	59

NOTES

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CORN	FARMERS	CORN	BARTLETT & CO. ARCHER DANIELS MIDLAND, CO.	NO	61.40

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CORN FLOUR	356,991	0 820,149	0 339,927	1,133,024	70.00	MASECA	TORTILLA SHOP, SUPER MARKET
TOTAL		820,149		1,133,024			

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NOT APPLICABLE		0	0				
TOTAL				0			

NOTES

71

Idem

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 100,519

Number of shares Outstanding at the Date of the NFEA: (Units) — 918,405,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 101,896

Number of shares Outstanding at the Date of the NFEA: (Units) — 918,405,000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	
Number of shares Outstanding at the Date of the NFEA :	100,519
(Units)	918,405,000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

RAZON SOCIAL: **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 918,405,000

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	1
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 918,405,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 918,405,000

STOCK EXCHANGE CODE **MASECA** QUARTER: **1** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	504,150,300		504,150,300		100,830	
B		0	414,254,700			414,254,700	82,851	
TOTAL			918,405,000	0	504,150,300	414,254,700	183,681	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
918,405,000
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : EACH REPRESENTING 15 COMMUN SHARES
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE **MASECA** QUARTER: **1** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

MONTERREY, NL, AT MAY 14 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MASECA DATE: 14/05/2002

ISSUING'S GENERAL INFORMATION

FIRM:	GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
ADDRESS:	AVE. LA CLINICA #2520 EDIFICIO DELTA 1ER PISO
CODE ZONE:	64710
CITY AND STATE:	MONTERREY, NL
TELEPHONE:	(81) 8399-33-00
FAX:	(81) 8399-33-59 AUTOMATICO: X
E-MAIL:	rogelio_sanchez@gruma.com
INTERNET ADDRESS:	www.gruma.com

ISSUING'S TAX INFORMATION

COMPANY'S R.F.C.:	GIM810710D40
ADDRESS:	AVE. LA CLINICA #2520 EDIFICIO DELTA 1ER PISO
CODE ZONE:	64710
CITY AND STATE:	MONTERREY, NL

RESPONSIBLE FOR PAYMENT

NAME:	ING. ROGELIO SANCHEZ MARTINEZ
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59

OFFICIALS' INFORMATION

MSE POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN
NAME:	MR. ROBERTO GONZALEZ BARRERA
ADDRESS:	PASEO DE LA REFORMA 300 COL. CUAUHTEMOC
CODE ZONE:	06500
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (55) 5227-4717
FAX:	01 (55) 5207-5587
E-MAIL ADDRESS:	maria_arias@gruma.com

MSE POSITION:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF OPERATING OFFICER
NAME:	MR. ROBERTO GONZALEZ ALCALA
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE

CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-00
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	roberto_gonzalez_a@gruma.com

MSE POSITION:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. RAUL CAVAZOS MORALES
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-13
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	raul_cavazos@gruma.com

MSE POSITION:	RESPONSIBLE FOR QUARTERLY FINANCIAL INFORMATION SENDING
POSITION:	VICEPRESIDENT CORPORATE FINANCE
NAME:	ING. ROGELIO SANCHEZ MARTINEZ
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	rogelio_sanchez@gruma.com

MSE POSITION:	RESPONSIBLE LEGAL AREA
POSITION:	GENERAL COUNCEL
NAME:	LIC. SALVADOR VARGAS GUAJARDO
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-07
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	salvador_vargas@gruma.com

MSE POSITION:	BOARD SECRETARY
POSITION:	GENERAL COUNCEL
NAME:	LIC. SALVADOR VARGAS GUAJARDO
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-07
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	salvador_vargas@gruma.com

MSE POSITION:	ALTERNATE BOARD SECRETARY
POSITION:	ALTERNATE COUNCEL
NAME:	LIC. ROGELIO SANCHEZ GARCIA
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE

CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-32-40
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	rogelio_sanchez_g@gruma.com

MSE POSITION:	INVESTOR RELATIONS
POSITION:	INVESTOR RELATIONS
NAME:	LIC. ROGELIO SANCHEZ GARCIA
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-24
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	lilia_gomez@gruma.com

MSE POSITION:	RESPONSIBLE FOR EMISNET INFORMATION SENDING
POSITION:	VICEPRESIDENT CORPORATE FINANCE
NAME:	ING. ROGELIO SANCHEZ MARTINEZ
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	rogelio_sanchez@gruma.com

MSE POSITION:	RESPONSIBLE FOR MATERIAL EVENTS INFORMATION SENDING
POSITION:	VICEPRESIDENT CORPORATE FINANCE
NAME:	ING. ROGELIO SANCHEZ MARTINEZ
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	rogelio_sanchez@gruma.com

ITEM 3

ENGLISH-LANGUAGE SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002

EXHIBIT A. ENGLISH-LANGUAGE VERSION OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

SUMMARY

OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

The one that subscribes this document, being the Secretary to the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 16, 2002 adopted the resolutions that are summarized as follows:

FIRST: Approved the report and the financial statements presented to the shareholders by the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., regarding the Fiscal Year from January 1 through December 31, 2001, based on the report issued by the Examiner. Attached hereto as Exhibit "A" is the English version of such financial statements,

SECOND: Approved the proposal for the application of results, as follows:

a) Considering the fact that the legal reserve already has integrated the equivalent to 20% (twenty percent) of the social equity, no provision is made due to this concept, as set forth by article 20 of the General Law of Mercantile Corporations.

b) Pay as a dividend MxP$110'208,600 (ONE HUNDRED TEN MILLION TWO HUNDRED EIGHT THOUSAND SIX HUNDRED PESOS WITH 00/100) equivalent to MxP$0.12 (twelve cents) per share for each one of the -918,405,000- shares issued and in circulation and with voting rights, being applied to the 2001 fiscal year net profit and previous. This payment shall be made in cash in one exhibition against the presentation and exchange of COUPON NUMBER NINE, as of the 7th (seventh) day of May 2002, for which the corresponding publication shall be made for the awareness of all the shareholders.

THIRD: Elected the Directors and the Chairman, Secretary and Examiner, Proprietary and Alternates and approved their compensation per their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS	ALTERNATES DIRECTORS
DON ROBERTO GONZALEZ BARRERA	C.P. JUAN A. QUIROGA GARCIA
LIC. JAIME COSTA LAVIN	ING. LEONEL GARZA RAMIREZ
LIC. ROBERTO GONZALEZ MORENO	LIC. RAUL CAVAZOS MORALES
DR. EDUARDO LIVAS CANTU	LIC. ALFREDO LIVAS CANTU
ING. JAVIER VELEZ BAUTISTA	C.P. SERGIO GARCIA BOULLÉ
C.P. ROMAN MARTINEZ MENDEZ	ING. HOMERO HUERTA MORENO
ING. RODOLFO F. BARRERA VILLARREAL	ING. JESUS L. BARRERA LOZANO
ING. ALEJANDRO ALVAREZ GUERRERO	ING. JAVIER A. ALVAREZ FIGUEROA
ING. HECTOR RANGEL DOMENE	DR. JAIME ALATORRE
ING. JUAN B. GUICHARD MICHEL	ING. JUAN DAVID MICHEL
LIC. GUILLERMO MARTINEZ DOMINGUEZ	ACT. ROSA LAURA MARTINEZ BENAVIDES
ING. ERNESTO ENRIQUEZ USO	LIC. ALEJANDRO ENRIQUEZ LARRONDO

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.

MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as Alternate.

MR. HUGO LARA SILVA was appointed as Proprietary Examiner and MR. CARLOS ARREOLA ENRIQUEZ as Alternate.

The Directors' and Examiners' compensation per attendance to the Board Meetings was approved.

FOURTH: Approved as the maximum amount of funds that can be destined to the purchase of the company's own shares, the amount of MxP$600'000,000.00 (SIX HUNDRED MILLION PESOS WITH 00/100) and the shareholders' were informed that the applicable regulation for the transactions regarding the buying of own shares, established by Regulation ("Circular") 11-34 by the "Comisión Nacional Bancaria y de Valores" have been complied with.

FIFTH: Appointed the members of the Audit Committee and their compensation was determined.

SIXTH: Appointed the special delegates for the formalization of the resolutions adopted by the meeting.

Monterrey, N.L. April 17, 2002

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

EXHIBIT "A"

CONSOLIDATED BALANCE SHEETS
as of December 31, 2001 and 2000
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2001)
(Notes 1 and 2)

		2001		2000
ASSETS				
Current:				
Cash and cash equivalents	Ps	120,974	Ps	20,829
Notes and accounts receivable, net (Note 3)		720,964		775,314
Refundable taxes (Note 3)		175,928		144,617
Receivables from affiliated companies (Note 4)		212,406		722,625
Inventories (Note 5)		846,443		872,778
Prepaid expenses		13,903		11,153
Total current assets		2,090,618		2,547,316
Property, plant and equipment, net (Note 6)		3,921,303		4,158,738
Other assets, net (Note 7)		371,225		352,122
Total assets	Ps	6,383,146	Ps	7,058,176
LIABILITIES				
Current:				
Trade accounts payable	Ps	115,125	Ps	304,521
Payables to affiliated companies (Note 4)		32,450		23,279
Accrued liabilities and other payables		155,244		151,291
Income taxes payables		14,935		43,325
Employees' statutory profit sharing payable		14,660		6,769
Total current liabilities		332,414		529,185
Deferred income taxes (Note 11)		966,252		976,661
Deferred employees' statutory profit sharing (Note 11)		23,968		24,328
Total liabilities		1,322,634		1,530,174
Commitments and contingencies (Note 9)				
Subsequent event (Note 14)				
STOCKHOLDERS' EQUITY				
Majority interest (Note 11):				
Common stock		183,681		183,681
Restatement of common stock		1,435,831		1,435,831
		1,619,512		1,619,512
Additional paid-in capital		1,414,791		1,414,791
		3,034,303		3,034,303
Deficit from restatement		(2,473,429)		(2,404,157)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees' statutory profit sharing (Note 2-M)		(653,925)		(653,925)
Retained earnings:				
Prior years		4,504,080		4,874,934
Net income for the current year		352,671		383,887
Total majority interest		4,763,700		5,235,042
Minority interest		296,812		292,960
Total stockholders' equity		5,060,512		5,528,002
Total liabilities and stockholders' equity	Ps	6,383,146	Ps	7,058,176

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2001, except per share amounts)
(Notes 1 and 2)

	2001	2000
Net sales	Ps 4,679,985	Ps 4,986,867
Cost of sales	(3,270,788)	(3,551,697)
Gross profit	1,409,197	1,435,170
Selling, general and administrative expenses	(881,015)	(887,041)
Operating income	528,182	548,129
Comprehensive financing income, net:		
Interest expense	(22,047)	(25,114)
Interest income	99,065	115,175
Monetary position loss, net	(54,842)	(68,759)
Foreign exchange (loss) gain, net	(654)	3,259
	21,522	24,561
Other expense, net	(18,972)	(4,611)
Income before income taxes, employees' statutory profit sharing, and minority interest	530,732	568,079
Income taxes (Note 11):		
Current provision	(164,356)	(226,009)
Deferred benefit	8,638	56,374
	(155,718)	(169,635)
Employees' statutory profit sharing (Note 11):		
Current provision	(13,478)	(5,157)
Deferred provision	(734)	(815)
	(14,212)	(5,972)
Income before minority interest	360,802	392,472
Minority interest	(8,131)	(8,585)
Net income (Note 10-B)	Ps 352,671	Ps 383,887
Earnings per share	Ps 0.38	Ps 0.42
Weighted average shares outstanding (thousands)	918,405	918,405

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2001 and 2000

(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2001, except number of shares)

(Notes 1 and 2)

	Common stock (Note 10-A)				Cumulative effect of deferred income taxes and employee's statutory profit sharing (Note 13)	Retained earnings (Note 10-B)				
	Number of shares (thousands)	Amount	Additional paid in capital	Deficit from restatement		Prior years	Net income for the year	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 1999	918,405	Ps 1,619,512	Ps 1,414,791	Ps (2,251,972)	-	Ps 4,577,603	Ps 408,855	Ps 5,768,789	Ps 378,798	Ps 6,147,587
Appropriation of prior year net income						408,855	(408,855)			
Dividends paid (Ps 0.17 per share)						(120,804)		(120,804)	(2,134)	(122,938)
Net sales of Company's common stock (Note 10-C)						9,280		9,280		9,280
						297,331	(408,885)	(111,524)	(2,134)	(113,658)
Comprehensive income:										
Cumulative effect of a change in an accounting principle for deferred income taxes and employee's statutory profit sharing					(653,925)			(653,925)	(85,005)	(738,930)
Recognition of inflation effects for the year				(152,185)				(152,185)	(7,284)	(159,469)
Net income for the current year							383,887	383,887	8,585	392,472
Comprehensive income for the year				(152,185)	(653,925)		383,887	(422,223)	(83,704)	(505,927)
Balances at December 31, 2000	918,405	1,619,512	1,414,791	(2,404,157)	(653,925)	4,874,934	383,887	5,235,042	292,960	5,528,002
Appropriation of prior year net income						383,887	(383,887)			
Dividends paid (Ps 0.17 per share)						(754,741)		(754,741)	(1,324)	(756,065)
Comprehensive income:										
Recognition of inflation effects for the year				(69,272)				(69,272)	(2,955)	(72,227)
Net income for the current year							352,671	352,671	8,131	360,802
Comprehensive income for the year				(69,272)			352,671	283,399	5,176	288,575
Balances at December 31, 2001	918,405	Ps 1,619,512	Ps 1,414,791	Ps (2,473,429)	Ps (653,925)	Ps 4,504,080	Ps 352,671	Ps 4,763,700	Ps 296,812	Ps 5,060,512

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2001 and 2000
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2001)
(Notes 1 and 2)

	2001	2000
Operating activities:		
Net income for the current year	Ps 352,671	Ps 383,887
Minority interest	8,131	8,585
Adjustments to reconcile net income to resources provided by operating activities:		
Depreciation and amortization	247,357	262,459
Deferred income taxes and employees' statutory profit sharing	(7,904)	(55,559)
	600,255	599,372
Changes in working capital:		
Decrease (increase) in notes and accounts receivable, net	54,350	40,173
Decrease (increase) in refundable taxes	(31,311)	27,248
Receivables from and payables to affiliated companies, net	33,051	(54,098)
Decrease (increase) in inventories	(4,521)	162,222
(Increase) decrease in prepaid expenses	(3,310)	(3,513)
Increase in trade accounts payable	(189,396)	78,321
(Decrease) increase in accrued liabilities and other payables	3,953	(93,857)
Increase (decrease) in income taxes and employees' statutory profit sharing	(64,838)	20,909
	(202,022)	177,405
Net resources provided by operating activities	398,233	776,777
Financing activities:		
Proceeds from bank loans and long-term debt	-	525,106
Repayment of bank loans and long-term debt	-	(527,887)
Dividends paid	(756,065)	(122,938)
Repayment of long-term accounts payable to affiliated company	-	-
Net sales (purchases) of Company's common stock	-	9,280
Other	-	-
Net resources used in financing activities	(756,065)	(116,439)
Investing activities:		
Acquisition of property, plant and equipment	(3,538)	(45,148)
Net decrease (contribution) to technological research and development fund	(10,122)	8,016
Loan to Gruma	486,339	(693,024)
Other assets	(14,702)	(2,628)
Net resources used in investing activities	457,977	(732,784)
Net decrease in cash and cash equivalents	100,145	(72,446)
Cash and cash equivalents at beginning of year	20,829	93,275
Cash and cash equivalents at end of year	Ps 120,974	Ps 20,829

The accompanying notes are an integral part of these consolidated financial statements.

For the years ended December 31, 2001 and 2000
(Amounts expressed in thousands of Mexican pesos in purchasing power as of December 31, 2001, except otherwise indicated)

1. ENTITY AND NATURE OF BUSINESS

Grupo Industrial Maseca, S.A. de C.V. ("Gimsa"), a Mexican corporation, is a holding company whose subsidiaries are primarily engaged in manufacturing and distributing corn flour in Mexico. Gimsa's corn flour is used mainly in the preparation of tortillas and other related products. Gimsa and its subsidiaries are herein collectively referred to as "the Company". The Company is majority owned by Gruma, S.A. de C.V. ("Gruma").

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (Mexican GAAP) as promulgated by the Mexican Institute of Public Accountants (MIPA).

A) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gimsa and all of its majority-owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

The principal subsidiaries of the Company are:

Corn flour manufacturing facilities:	% of ownership
Molinos Azteca de Chihuahua, S.A. de C.V.	100.00
Molinos Azteca, S.A. de C.V.	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Tamaulipas, S.A. de C.V.	100.00
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Culiacán, S.A. de C.V.	100.00
Derivados de Maíz Alimenticio, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Harinera de Maíz, S.A. de C.V.	83.33
Molinos Azteca del Bajío, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Service and other entities:	
Compañía Nacional Almacenadora, S.A. de C.V.	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

B) USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

C) RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements of the Company have been restated to recognize the effects of inflation and are expressed in Mexican pesos of December 31, 2001 purchasing power, determined as follows:

- For comparability purposes, the consolidated financial statements as of and for the year ended December 31, 2000 have been restated using inflation factors derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico.

- The consolidated statements of income and changes in stockholders' equity were restated by applying NCPI factors from the periods in which the transactions occurred and year-end.

- The consolidated statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

- The annual NCPI factors used to restate the consolidated financial statements were:

Year	Factor
2001	4.46 %
2000	8.90 %

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The methodology for the restatement of the financial statements is as follows:

- Restatement of non-monetary assets

  Inventories and cost of sales are restated using the estimated replacement cost method. As set forth in Note 2-G, property, plant and equipment, net is restated using the NCPI factors, except for machinery and equipment of foreign origin which is restated by applying factors derived from the general price index of the country of origin, to the related foreign currency amount, prior to translating those amounts to Mexican pesos at the exchange rate at year-end.

- Restatement of common stock, additional paid-in capital and retained earnings

  This restatement, which reflects the amount necessary to maintain the stockholder's investment at the original purchasing power amounts, is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated, and is included within the related stockholders' equity captions.

- Deficit from restatement

  Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific indexing of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI factors.

- Monetary position loss

  Monetary position loss represents the inflationary effect, measured by NCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month.

2. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

D) FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions, principally in U.S. dollars, are recorded at the exchange rate prevailing on the dates the transactions are entered into and settled. Assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations are credited or charged to income for the year.

E) CASH EQUIVALENTS

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates market value.

F) INVENTORIES AND COST OF SALES

Inventories are stated at the lower of replacement cost or market. Replacement cost is determined by the last purchase price or production cost. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

G) PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are restated utilizing the NCPI factors, except for machinery and equipment of foreign origin which are restated by applying factors derived from the general price index of the country of origin to the related foreign currency amount, prior to translating those amounts to Mexican pesos at the exchange rate at year-end.

Depreciation expense is computed based on the restated values less salvage value, using the straight-line method over the estimated useful lives of the assets. Average useful lives of the assets are as follows:

	Years
Buildings	24
Machinery and equipment	12

2. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing costs, including interest expense, foreign currency exchange fluctuation, and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired or otherwise disposed of, the replacement cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in "Other (expense) income, net".

H) PREOPERATING EXPENSES

Expenses incurred during stages dedicated to the beginning of industrial and commercial operations are capitalized as preoperating expenses and included in "Other Assets"; capitalization concludes when the Company begins its commercial activities. Preoperating expenses are restated using the NCPI factor and amortized using the straight-line method over a period of 12 years.

I) EXCESS OF COST OVER BOOK VALUE OF SUBSIDIARIES ACQUIRED

The excess of cost over book value of subsidiaries acquired is restated using NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 20 years.

J) LONG-LIVED ASSETS

The Company evaluates the carrying value of long-lived assets to be held and used, primarily property, plant and equipment, goodwill, preoperating expenses, and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and fair market value less costs to sell for long-lived assets to be disposed of, is included in income for the year.

As of December 31, 2001, the Company's management believes there is no impairment in the carrying value of long-lived assets.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

K) SENIORITY PREMIUM PLANS AND INDEMNITIES

Seniority premiums to which the personnel of Mexican companies are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are charged to income when they become payable.

L) REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment of products accepted by customers or when the risk of ownership has passed to the customer. Provisions for discounts and rebates to customers, returns and other adjustments are recorded in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

M) INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

Effective January 1, 2000, the Company adopted the provisions established by the revised Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Statutory Employees' Profit Sharing", issued by the Mexican Institute of Public Accountants; therefore, the Company changed its method of accounting for income tax from the partial liability method to the full liability method for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities. The cumulative effect as of January 1, 2000 of this accounting change required the recognition of a net liability for deferred income tax of Ps.738,930 which reduced the stockholders' equity for the same amount. Likewise employee's statutory profit sharing is calculated based on the full liability method described.

N) EARNINGS PER SHARE

Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

O) COMPREHENSIVE INCOME

Effective January 1st 2001, was issued the Bulletin B-4 "Comprehensive income", that defines comprehensive income as the net income for the period presented in the income statement plus other results for the period reflected in the stockholders' equity in accordance with the Mexican GAAP, and requires the

disclosure of the components of comprehensive income in the presentation of financial statements. The Company adopted the rules established in this bulletin and restructured that statement for comparative purposes.

P) FINANCIAL INSTRUMENTS

The Company hedges a portion of its production requirements through commodities future contracts, in order to reduce the risk created by the price fluctuations of corn and gas. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period. Unrealized gains or losses on open future contracts are not recognized in the financial statements until the future contracts are settled. Realized gains or losses are recognized as part of production cost as the inventory is consumed.

3. NOTES AND ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Accounts receivable, net are comprised of the following as of December 31:

	2001	2000
Trade accounts receivable	Ps 654,690	Ps 702,985
Trade notes receivable from sales of tortilla producing machines	68,524	61,273
Allowance for doubtful accounts	(33,239)	(30,716)
	689,975	733,542
Employees	7,296	6,887
Other debtors	23,693	34,885
	Ps 720,964	Ps 775,314

3. NOTES AND ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES (continued)

Refundable taxes are comprised of the following as of December 31:

	2001	2000
Value-added tax	Ps 54,126	Ps 49,142
Production and services tax	121,802	95,475
	Ps 175,928	Ps 144,617

4. BALANCES AND TRANSACTIONS WITH AFFILIATED COMPANIES

In the normal course of business, the Company has transactions with Gruma subsidiary companies ("affiliated companies"). As of December 31, 2001 and 2000, the Company has current receivables from affiliated companies of Ps 212,406 and Ps 722,625 respectively, and current payables to affiliated companies of Ps 32,450 and Ps 23,279, respectively. The receivables as of December 31, 2001 and 2000 include mainly a short-term note with Gruma of Ps 208,750 and 695,089, respectively, which bears interests at market rates.

In addition, at December 31, 2001 and 2000, "Other Assets" includes deposits to affiliated companies for Ps 24,468 and Ps 25,559, respectively.

The following is a summary of transactions with affiliated companies for the years ended December 31, 2001 and 2000:

	2001		2000	
Revenues:				
Corn flour sales	Ps	33,517	Ps	34,884
Milling services		-		-
Interest income		52,254		41,790
Other		1,199		1,991
	Ps	86,970	Ps	78,665

4. BALANCES AND TRANSACTIONS WITH AFFILIATED COMPANIES (continued)

	2001		2000	
Costs, expenses and other:				
Purchases of plant and equipment	Ps	955	Ps	2,109
Purchases of tortilla producing machines		93,730		90,556
Software (reimbursement)		-		26,758
Administrative services (2.5% of net sales)		109,572		117,790
Technical services		21,914		23,558
Interest expense		-		-
Transportation services and other		8,974		10,082
	Ps	235,145	Ps	270,853

Pursuant to an agreement between the Company and an affiliated company, the Company pays a fee equal to 0.5% of its consolidated net sales in exchange for technical services provided by the affiliated company.

In addition, the Company has a non-exclusive licensing contract with Gruma, which allows the Company to use for no consideration the "MASECA" brand name, a registered trademark in Mexico.

5. INVENTORIES

Inventories consist of the following as of December 31:

	2001		2000	
Corn	Ps	712,378	Ps	739,666
Finished products		26,886		17,976
Tortilla producing machines and related spare parts		46,169		57,911
Spare parts for corn flour machinery and equipment and other		61,010		57,225
	Ps	846,443	Ps	872,778

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following as of December 31:

	2001		2000	
Land	Ps	188,050	Ps	182,443
Buildings		1,287,276		1,276,983
Machinery and equipment		5,367,009		5,533,215
Projects in progress and other		19,269		17,392
		6,861,604		7,010,033
Accumulated depreciation		(2,940,301)		(2,851,295)
	Ps	3,921,303	Ps	4,158,738

As of December 31, 2001 and 2000, machinery and equipment includes acquisition and implementation costs of software for internal use of Ps 127,528 and Ps 129,453, respectively. As of December 31, 2001 and 2000, property, plant and equipment includes assets temporarily idled with a carrying value of approximately Ps 398,998. The Company has the intention to utilize those assets in the short term. In addition, the Company has out of operation assets as of December 31 2001 of Ps. 48,395 and recognized Ps. 14,000 as a loss in "Other expenses, net" due to a decrease in their fair value.

Depreciation expense for the years ended December 31, 2001 and 2000 amounted to Ps 241,656 and Ps 255,934, respectively.

7. OTHER ASSETS, NET

Other assets, net consist of the following as of December 31:

		2001		2000
Pre-operating expenses	Ps	42,144	Ps	40,853
Accumulated amortization		(25,893)		(21,092)
		16,251		19,761
Trust funds for research and development of technology		209,496		199,375
Excess of cost over book value of subsidiaries acquired, net		65,534		69,241
Investment in common stock of associated company		23,121		23,828
Guaranty deposits		25,221		26,215
Long-term receivables from sales of tortilla producing machines		10,518		7,520
Refundable wages tax differences		5,350		-
Other		15,734		6,182
	Ps	371,225	Ps	352,122

7. OTHER ASSETS, NET (continued)

Research and development expense for the years ended December 31, 2001 and 2000 amounted to Ps 11,747 and Ps 22,170, respectively, and are charged to expense as incurred.

8. SENIORITY PREMIUM

Seniority premium cost to which employees are entitled after 15 years of service is charged to income as determined by independent actuaries, primarily based on the employees' years of service, ages, and salaries. The Company has established trust funds to meet these obligations.

For the years ended December 31, 2001 and 2000, the components of net seniority premium cost (benefit) consist of the following:

		2001		2000
Service cost	Ps	1,314	Ps	1,249
Interest cost		469		411
Expected return on plan assets		(1,657)		(1,653)
Net amortization		937		463
Net cost (benefit)	Ps	1,063	Ps	470

As of December 31, the status of the plan is as follows:

		2001		2000
Actuarial present value of benefit obligations:				
Vested benefit obligation	Ps	(5,765)	Ps	(4,944)
Non-vested benefit obligation		(4,268)		(3,786)
Accumulated benefit obligation		(10,033)		(8,730)
Excess of projected benefit obligation over accumulated benefit obligation		(4,462)		(2,925)
Projected benefit obligation		(14,495)		(11,655)
Plan assets at fair value		16,366		14,738
Plan assets in excess of projected benefit obligations		1,871		3,083
Unrecognized amounts to be amortized over 14 years:				

Cumulative net gain		(65)		(1,871)
Net transition asset		(1,141)		(234)
Prior service cost		(345)		(160)
Seniority premium asset	Ps	320	Ps	818

8. SENIORITY PREMIUM (continued)

For the years ended December 31, 2001 and 2000, the changes in benefit obligation liability and plan assets are as follows:

	2001		2000	
Projected benefit obligation at beginning of the year	Ps	11,655	Ps	11,828
Service cost		1,314		1,249
Interest cost		469		411
Benefits paid		(29)		(3,102)
Actuarial loss (gain)		1,086		1,269
Projected benefit obligation at end of the year	Ps	14,495	Ps	11,655

	2001		2000	
Fair value of plan assets at beginning of the year	Ps	14,738	Ps	16,187
Actual return on plan assets		1,657		1,653
Benefits paid		(29)		(3,102)
Fair value of plan assets at end of the year	Ps	16,366	Ps	14,738

Significant assumptions (weighted average rates, net of expected inflation) used in determining seniority premium cost were as follows:

	2001	2000
Discount rate	4.0%	4.0%
Rate of increase in future compensation levels	2.0%	2.0%
Expected long-term rate of return on plan assets	5.0%	5.0%

9. COMMITMENTS AND CONTINGENCIES

As of December 31, 2001, the Company is leasing certain of its computer equipment under operating long-term lease agreements. Future minimum lease payments under such leases amount to U.S.$1,650,000 dollars (Ps 15,132,000), as follows:

Year	Thousands of U.S. Dollars		Thousands of Pesos	
2002	U.S.$	1,038	Ps	9,519
2003		523		4,791
2004		89		822
	U.S.$	1,650	Ps	15,132

Rental expense for the years ended December 31, 2001 and 2000, amounted Ps 30,050, and Ps 51,907, respectively, and correspond mainly to building and computer equipment leases.

9. COMMITMENTS AND CONTINGENCIES (continued)

The Company hedges a portion of its production requirements through commodities future contracts, in order to reduce the risk created by the price fluctuations of corn and gas. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period.

10. STOCKHOLDERS' EQUITY

A) COMMON STOCK

The Company has 918,405,000 no-par-value shares of common stock authorized, issued and outstanding, of which is comprised of 504,150,300 and 414,254,700 shares Series "A" and Series "B", respectively. Both series have equal priority in liquidation and dividends. Series "A" shares, representing 51% of the common stock, must be held by Mexican nationals; Series "B" shares are not subject to this restriction and may be owned by non-Mexican nationals.

B) NET INCOME FOR THE YEAR AND EARNINGS DISTRIBUTION

Net income for the year is subject to the legal requirement to appropriate 5% to increase the legal reserve until the reserve equals 20% of the contributed common stock.

A 53.85% tax is payable by the Company if dividends are paid from earnings that have not been subject to Mexican income tax. In addition, dividends paid to individuals and foreign residents are subject to a maximum withholding tax of 7.69%.

C) PURCHASE OF COMMON STOCK

The stockholders authorized the Company to establish a Ps 600,000 reserve for the repurchase of the Company's common stock, limited to 3% of such stock. Repurchases of Series "A" shares occur from time to time in the open market at price-levels the Company deems attractive. At December 31, 2001 the Company does not hold shares of its own common stock.

10. STOCKHOLDERS' EQUITY (continued)

D) INFLATION EFFECTS

As of December 31, 2001, the majority stockholders' equity is comprised of the following:

	Nominal	Restatement	Total
Common stock	Ps 183,681	Ps 1,435,831	Ps 1,619,512
Additional paid-in capital	333,734	1,081,057	1,414,791
Deficit from restatement	-	(2,473,429)	(2,473,429)
Cumulative effect of a change in an accounting principle for deferred income taxes and employee's statutory profit sharing	(582,561)	(71,364)	(653,925)
Prior years' retained earnings	1,871,876	2,632,204	4,504,080
Net income for the current year	345,904	6,767	352,671
	Ps 2,152,634	Ps 2,611,066	Ps 4,763,700

E) TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2001 and 2000, tax amounts of common stock and retained earnings were Ps 3,715,035 and Ps 3,556,805 and Ps 1,082,547 and Ps 1,451,251, respectively.

11. INCOME TAXES, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

A) INCOME TAX AND ASSET TAX

The Company determines its income tax provision on an individual basis for Gimsa and each of its subsidiaries (unconsolidated basis).

In accordance with tax provisions in effect, Mexican corporations must pay the higher of income tax or asset tax (1.8%). Asset tax is determined on the average value of substantially all of a company's assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax of the three prior years and the ten subsequent years.

11. INCOME TAXES, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING (continued)

For the years ended December 31, 2001 and 2000, current taxes are comprised as follows:

	2001	2000
Income tax	Ps (164,356)	Ps (226,009)
Asset tax	(16,011)	(7,055)
	(180,367)	(233,064)
Income tax benefit for the recovery of income tax excess over asset tax of prior years	16,011	7,055
	Ps (164,356)	Ps (226,009)

B) EMPLOYEES' STATUTORY PROFIT SHARING

Employees' statutory profit sharing (ESPS) in Mexico is computed for each subsidiary (on an unconsolidated basis) as 10% of taxable income determined on a basis similar to income tax, except that employee's statutory profit sharing does not consider the inflation effects (inflationary component), the depreciation expense is based on the historical cost, and foreign exchange gains or losses are recognized when a monetary asset or liability is contractually due.

C) RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years 2001 and 2000, the reconciliation between the statutory and effective tax rate is as follows:

	2001	2000
Statutory income tax rate	35%	35%
Differences between tax and financial accounting for:		
Inventory purchases, labor and overhead versus cost of sales	-	-
Financing cost, net and other income statement effects related to inflation	(1%)	(3%)
Depreciation expense, due to different basis and rates	-	-
Restatement effects of deferred tax liability items	(5%)	(5%)
Other permanent differences	-	3%
Effective income tax rate	29%	30%

11. INCOME TAXES, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING (continued)

In the Mexican Income Tax Law applicable in 2002 is been established a future reduction on the current statutory rate from 35% to 32%, this reduction will be effective gradually since 2003 (34%) to reach 32% in 2005 (see Note 15).

The tax effects of main differences that give rise to significant portions of the deferred tax assets and liabilities as December 31, 2001 and 2000, are as follows:

	2001		2000	
	Income tax	Employees' statutory profit sharing	Income tax	Employees' statutory profit sharing
Accrued liabilities and others	$ (38,150)	$ (8,882)	$ (49,537)	$ (12,362)
Tax loss carryforwards	(23,523)	-	(17,470)	-
Deferred tax assets	(61,673)	(8,882)	(67,007)	(12,362)
Inventories	276,804	9,842	291,708	11,169
Property, plant and equipment	745,304	770	746,594	23,510
Other assets	5,817	22,238	5,366	2,011
Deferred tax liabilities	1,027,925	32,850	1,043,668	36,690
Net deferred tax liability	$ 966,252	$ 23,968	$ 976,661	$ 24,328

As of December 31, 2001 and 2000, the Company did not recognize a deferred tax asset totaling Ps 52,469 and Ps 48,540, respectively, for identified tax loss carryforwards of certain subsidiaries. In management's opinion, the realization of these tax loss carryforwards is less likely than not because of the dependency on the generation of sufficient taxable income at the subsidiary level.

11. INCOME TAXES, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING (continued)

D) TAX LOSS CARRYFORWARDS

As of December 31, 2001, the Company has tax loss carryforwards of approximately Ps 217,283 available to offset its taxable income in subsequent years, which expire as follows:

Expiration year	Amount
2003	Ps 3,849
2004	53,904

2005		36,108
2006		22,371
2007		15,422
2008		11,897
2009		49,629
2010		24,103
	Ps	217,583

12. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

Monetary assets and liabilities held or payable in U.S. dollars are:

	Thousands of U.S. dollars			
	2001		2000	
Assets	U.S.$	821	U.S.$	9,088
Liabilities		(1,304)		(3,800)
Net asset (liability) position	U.S.$	(483)	U.S.$	5,288

At December 31, 2001 and 2000, the exchange rates between the Mexican peso and the U.S. dollar were Ps 9.17 and Ps 9.60 pesos, respectively. On January 22, 2002, the date of issuance of the financial statements, the exchange rate was 9.20 pesos per U.S. dollar.

13. FOREIGN CURRENCY BALANCES AND TRANSACTIONS (continued)

For the years ended December 31, 2001, 2000 and 1999, the Company had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars	
	2001	2000
Corn purchases	U.S.$ 47,430	U.S.$ 52,491
Computer equipment leasing	619	895
Interest expense	-	19
Equipment purchases	88	69
	U.S.$ 48,137	U.S.$ 53,474

Assets included in property, plant and equipment of foreign origin, and the respective foreign currency amounts at acquisition date are as follows:

2001	2000

	Foreign currency (thousands)	Exchange rate at year-end	Foreign currency (thousands)	Exchange rate at year-end
U.S. dollars	16,446	9.1700	19,999	9.6000
Swiss francs	919	5.4600	1,010	5.9208
Deutsche marks	32,385	4.1371	31,007	4.5658
Italian liras	65,269	0.0042	74,937	0.0046

14. FINANCIAL INSTRUMENTS

A) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, notes and accounts receivable, refundable taxes, trade accounts payable, short-term bank loans, current accounts due to and from affiliated companies and accrued liabilities and other payables approximate their fair value, because of the short-term maturity of these instruments.

The Company hedges a portion of its production requirements through commodities future contracts, in order to reduce the risk created by the price fluctuations of corn and gas. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period. As of December 31 2001 those contracts amounted Ps. 3,851. The Company considers that a gain or loss generated by those contracts once their settle will not be significant.

14. FINANCIAL INSTRUMENTS (continued)

B) CONCENTRATION OF CREDIT RISK

The financial instruments, which potentially are subject to a concentration of risk, are principally cash and cash equivalents and trade accounts receivable.

The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to the accounts receivable is limited, due to a large number of customers comprising the Company's customer base and their dispersion across different locations of Mexico. In 2001 and 2000, approximately 5.94% and 8.24% of the Company's net sales were to a major customer.

15. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2000, the Mexican Institute of Public Accountants issued Bulletin C-2, "Financial Instruments", which is effective as of January 1, 2001. Bulletin C-2 provides guidance for recognizing, measuring and disclosing information about financial assets and liabilities, including accounting for certain hedging transactions. Bulletin C-2 requires that all financial instruments be recorded in the balance sheet at their fair value and changes in the fair value be recorded in each period in the income statement.

Management of the Company is evaluating the effect of the adoption of Bulletin C-2 on its financial statements.

In August 2000, the Mexican Institute of Public Accountants issued Bulletin B-4, "Comprehensive Income". Bulletin B-4 defines comprehensive income as the net income for the period presented in the income statement plus other results for the period reflected in the stockholders' equity in accordance with the Mexican GAAP, and requires the disclosure of the components of comprehensive income in the presentation of financial statements. Bulletin B-4 is effective as of January 1, 2001, with earlier adoption allowed. The Company will adopt Bulletin B-4 in 2001.

ITEM 4

SPANISH-LANGUAGE SUMMARY AND MATERIALS IN CONNECTION WITH THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002

- FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001
- SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002

Carlos Arreola Enríquez
Contador Público

Monterrey, N.L., 25 de marzo de 2002

A la Asamblea General de Accionistas de
Grupo Industrial Maseca, S.A. de C.V.:

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los estatutos de la Sociedad, rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad por el año terminado el 31 de diciembre de 2001.

He asistido a las Asambleas de Accionistas y a las Juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideré necesario examinar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información financiera seguidos por la Sociedad y considerados por los administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior, por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de Grupo Industrial Maseca, S.A. de C.V. y la consolidada con sus subsidiarias, al 31 de diciembre de 2001, así como los resultados consolidados e individuales de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Carlos Arreola Enríquez
Comisario

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
Y SUBSIDIARIAS

ESTADOS FINANCIEROS DICTAMINADOS
AL 31 DE DICIEMBRE DE 2001 Y 2000

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS FINANCIEROS DICTAMINADOS

AL 31 DE DICIEMBRE DE 2001 Y 2000

CONTENIDO

	Página
Dictamen de los auditores independientes	1
Estados financieros consolidados:	
Estados de situación financiera	2
Estados de resultados	3
Estados de variaciones en el capital contable	4
Estados de cambios en la situación financiera	5
Notas a los estados financieros consolidados	6 - 19

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S.C.
Condominio Losoles D-21
Av. Lázaro Cárdenas Poniente 2400
66270 Garza García, N. L.
Teléfono (81) 8152 2000
Fax (81) 8363 3483

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Monterrey, N.L., 22 de enero de 2002

A los Accionistas de Grupo Industrial Maseca, S.A. de C.V.:

Hemos examinado los estados consolidados de situación financiera de Grupo Industrial Maseca, S.A. de C.V. y subsidiarias, al 31 de diciembre de 2001 y 2000, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros consolidados son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Industrial Maseca, S.A. de C.V. y subsidiarias, al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

Carlos Arreola Enríquez
Contador Público

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE SITUACION FINANCIERA

AL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

	2001	2000
ACTIVO		
Circulante:		
Efectivo e inversiones temporales	$ 120,974	$ 20,829
Cuentas y documentos por cobrar, neto (Nota 3)	720,964	775,314
Impuestos por recuperar (Nota 3)	175,928	144,617
Cuentas por cobrar a compañías afiliadas (Nota 4)	212,406	722,625
Inventarios (Nota 5)	846,443	872,778
Pagos anticipados	13,903	11,153
Total activo circulante	2,090,618	2,547,316
Propiedades, planta y equipo, neto (Nota 6)	3,921,303	4,158,738
Otros activos, neto (Nota 7)	371,225	352,122
Total activo	$ 6,383,146	$ 7,058,176
PASIVO		
Circulante:		
Proveedores	$ 115,125	$ 304,521
Cuentas por pagar a compañías afiliadas (Nota 4)	32,450	23,279
Pasivos acumulados y otras cuentas por pagar	155,244	151,291
Impuesto sobre la renta por pagar	14,935	43,325
Participación de utilidades al personal por pagar	14,660	6,769
Total pasivo circulante	332,414	529,185
Impuesto sobre la renta diferido (Nota 11)	966,252	976,661
Participación de utilidades al personal diferida (Nota 11)	23,968	24,328
Total pasivo	1,322,634	1,530,174
Contingencias y compromisos (Nota 9)		
Evento subsecuente (Nota 14)		
CAPITAL CONTABLE (Nota 10)		
Interés mayoritario:		
Capital social	183,681	183,681
Actualización del capital social	1,435,831	1,435,831
	1,619,512	1,619,512
Prima en venta de acciones	1,414,791	1,414,791
	3,034,303	3,034,303
Insuficiencia en la actualización del capital	(2,473,429)	(2,404,157)
Efecto acumulado de impuesto sobre la renta y participación en las utilidades diferidos	(653,925)	(653,925)
Utilidades retenidas:		
De años anteriores	4,504,080	4,874,934
Utilidad neta del año	352,671	383,887
Total interés mayoritario	4,763,700	5,235,042
Interés minoritario	296,812	292,960
Total capital contable	5,060,512	5,528,002
Total pasivo y capital contable	$ 6,383,146	$ 7,058,176

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto cifras por acción)

(Notas 1 y 2)

	2001	**2000**
Ventas netas	$ 4,679,985	$ 4,986,867
Costo de ventas	(3,270,788)	(3,551,697)
Utilidad bruta	1,409,197	1,435,170
Gastos de venta, administración y generales	(881,015)	(887,041)
Utilidad de operación	528,182	548,129
Resultado integral de financiamiento, neto:		
Gastos financieros	(22,047)	(25,114)
Productos financieros	99,065	115,175
Pérdida por posición monetaria	(54,842)	(68,759)
(Pérdida) utilidad por fluctuación cambiaria, neta	(654)	3,259
	21,522	24,561
Otros gastos, neto	(18,972)	(4,611)
Utilidad antes de impuesto sobre la renta, participación de utilidades al personal e interés minoritario	530,732	568,079
Impuesto sobre la renta (Nota 11):		
Causado	(164,356)	(226,009)
Diferido	8,638	56,374
	(155,718)	(169,635)
Participación de utilidades al personal (Nota 11):		
Causado	(13,478)	(5,157)
Diferido	(734)	(815)
	(14,212)	(5,972)
Utilidad neta antes de interés minoritario	360,802	392,472
Interés minoritario	(8,131)	(8,585)
Utilidad neta mayoritaria del año (Nota 10-B)	$ 352,671	$ 383,887
Utilidad neta mayoritaria por acción (pesos)	$ 0.38	$ 0.42
Promedio ponderado de acciones comunes en circulación (miles)	918,405	918,405

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto número de acciones)

(Notas 1 y 2)

	Capital social (Nota 10-A)					Utilidades retenidas (Nota 10-B)				
	Número de acciones (miles)	Importe	Prima en venta de acciones	Insuficiencia en la actualización del capital	Efecto acumulado de ISR y PTU diferidos	De años anteriores	Utilidad neta del año	Total interés mayoritario	Interés minoritario	Total capital contable
Saldos al 31 de diciembre de 1999	918,405	$ 1,619,512	$ 1,414,791	$ (2,251,972)	$	$ 4,577,603	$ 408,855	$ 5,768,789	$ 378,798	$ 6,147,587
Aplicación de la utilidad neta del año anterior						408,855	(408,855)			
Dividendos decretados						(120,804)		(120,804)	(2,134)	(122,938)
Ventas netas de acciones propias						9,280		9,280		9,280
						297,331	(408,855)	(111,524)	(2,134)	(113,658)
Utilidad Integral:										
Efecto acumulado de reconocer el ISR y PTU diferido (Nota 2-M)					(653,925)			(653,925)	(85,005)	(738,930)
Reconocimiento de los efectos de la inflación del año				(152,185)				(152,185)	(7,284)	(159,469)
Utilidad neta del año							383,887	383,887	8,585	392,472
Total pérdida integral del año				(152,185)	(653,925)		383,887	(422,223)	(83,704)	(505,927)
Saldos al 31 de diciembre de 2000	918,405	1,619,512	1,414,791	(2,404,157)	(653,925)	4,874,934	383,887	5,235,042	292,960	5,528,002
Aplicación de la utilidad neta del año anterior						383,887	(383,887)			
Dividendos decretados						(754,741)		(754,741)	(1,324)	(756,065)
						(370,854)	(383,887)	(754,741)	(1,324)	(756,065)
Utilidad Integral:										
Reconocimiento de los efectos de la inflación del año				(69,272)				(69,272)	(2,955)	(72,227)
Utilidad neta del año							352,671	352,671	8,131	360,802
Total utilidad integral del año				(69,272)			352,671	283,399	5,176	288,575
Saldos al 31 de diciembre de 2001	918,405	$ 1,619,512	$ 1,414,791	$ (2,473,429)	$ (653,925)	$ 4,504,080	$ 352,671	$ 4,763,700	$ 296,812	$ 5,060,512

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

114

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

	2001	2000
Operación:		
Utilidad neta mayoritaria del año	$ 352,671	$ 383,887
Interés minoritario	8,131	8,585
Partidas que no implicaron utilización de recursos:		
Depreciación y amortización	247,357	262,459
Impuesto sobre la renta y participación de utilidades al personal diferidos	(7,904)	(55,559)
	600,255	599,372
Cambios en el capital de trabajo:		
Disminución en cuentas y documentos por cobrar, neto	54,350	40,173
(Incremento) disminución en impuestos por recuperar	(31,311)	27,248
Cuentas por cobrar y por pagar a compañías afiliadas, neto	33,051	(54,098)
(Incremento) disminución en inventarios	(4,521)	162,222
Incremento en pagos anticipados	(3,310)	(3,513)
(Disminución) incremento en proveedores	(189,396)	78,321
Incremento (disminución) en pasivos acumulados y otras cuentas por pagar	3,953	(93,857)
(Disminución) incremento en impuesto sobre la renta y participación de utilidades al personal por pagar	(64,838)	20,909
Recursos netos generados por la operación	398,233	776,777
Actividades de financiamiento:		
Préstamos bancarios	-	525,106
Pago de préstamos bancarios y deuda a largo plazo	-	(527,887)
Pago de dividendos decretados	(756,065)	(122,938)
Ventas netas de acciones propias	-	9,280
Recursos netos utilizados en actividades de financiamiento	(756,065)	(116,439)
Actividades de inversión:		
Adquisición de propiedades, planta y equipo	(3,538)	(45,148)
(Inversión) reducción neta de fondos de investigación y desarrollo de tecnologí	(10,122)	8,016
Otros activos	(14,702)	(2,628)
Cobros (préstamos) a compañía tenedora	486,339	(693,024)
Recursos netos generados por (utilizados en) actividades de inversión	457,977	(732,784)
Incremento (disminución) en efectivo e inversiones temporales	100,145	(72,446)
Efectivo e inversiones temporales al inicio del año	20,829	93,275
Efectivo e inversiones temporales al final del año	$ 120,974	$ 20,829

Las notas que se acompañan son parte integrante de estos estados finaniceros consolidados

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS

AL 31 DE DICIEMBRE DE 2001 y 2000
(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto número de acciones y que se indique otra denominación)

1. ENTIDAD Y OPERACIONES

Grupo Industrial Maseca, S.A. de C.V. ("Gimsa") es una empresa mexicana con subsidiarias dedicadas principalmente a la fabricación y distribución de harina de maíz, utilizada principalmente en la elaboración de tortillas y otros productos relacionados. Gimsa y subsidiarias, referidas en forma colectiva como la "Compañía", son controladas por Gruma, S.A. de C.V. ("Gruma").

2. PRINCIPALES POLÍTICAS CONTABLES

Los estados financieros consolidados y notas han sido preparados de acuerdo con los principios de contabilidad generalmente aceptados en México.

A) BASES DE CONSOLIDACIÓN

Los estados financieros consolidados incluyen los de Gimsa y los de sus empresas subsidiarias. Los saldos y operaciones importantes entre las empresas consolidadas han sido eliminados.

Las principales subsidiarias incluidas en la consolidación son:

Empresas productoras de harina de maíz:	**% de participación**
Molinos Azteca de Chihuahua, S.A. de C.V.	100.00
Molinos Azteca, S.A. de C.V.	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Tamaulipas, S.A. de C.V.	100.00
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Culiacán, S.A. de C.V.	100.00
Derivados de Maíz Alimenticio, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Harinera de Maíz, S.A. de C.V.	83.33
Molinos Azteca del Bajío, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00
Empresas de servicios y otras:	
Compañía Nacional Almacenadora, S.A. de C.V.	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

B) USO DE ESTIMACIONES

La preparación de los estados financieros requiere que la administración de la Compañía haga algunas estimaciones y supuestos, que afectan el importe de ciertos activos y pasivos y de ciertos ingresos, costos y gastos a las fechas y períodos que se informan; así mismo, pudieran afectar la revelación de activos y pasivos contingentes. Los resultados reales pueden diferir de las estimaciones efectuadas.

C) RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN

Los estados financieros han sido actualizados para reconocer los efectos de la inflación y están expresados en pesos de poder adquisitivo del 31 de diciembre de 2001, determinados como sigue:

- Para propósitos de comparabilidad, los estados financieros al 31 de diciembre de 2000 y por el año terminado en esa fecha han sido actualizados utilizando el factor de inflación del año 2001 (4.4%) derivado del Índice Nacional de Precios al Consumidor ("INPC"), publicado por el Banco de México.

- Los estados de resultados y de variaciones en el capital contable han sido actualizados utilizando el INPC aplicable al período que comprende desde la fecha en la cual se realizaron las operaciones hasta el final del año.

- Los estados de cambios en la situación financiera presentan, en pesos constantes, la generación y utilización de recursos por la operación y por actividades de financiamiento e inversión.

- Los principales factores anuales de inflación usados para actualizar la información financiera fueron 4.4% y 8.9% para los años 2001 y 2000, respectivamente.

La metodología para actualizar los estados financieros es la siguiente:

- Actualización de activos no monetarios

  Los inventarios y costo de ventas se actualizan utilizando el método de costos estimados de reposición. Como se detalla en la Nota 2-G, las propiedades, planta y equipo, neto se actualizan usando factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualiza en base al índice general de precios al consumidor del país de origen y se valúan utilizando la moneda de ese país y el tipo de cambio vigente al final del año.

- Actualización de capital social, prima en venta de acciones y utilidades retenidas

  Equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original, se determina aplicando factores derivados del INPC, a partir de las fechas en que se hicieron las aportaciones de los accionistas y fueron generadas las utilidades y se presenta incluida en los renglones correspondientes del capital contable.

- Insuficiencia en la actualización del capital

  Representa, principalmente, la diferencia entre el valor específico de reposición de los activos no monetarios, antes descrito, y el costo histórico de esos activos actualizados por la inflación general, medida a través del INPC.

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

- Pérdida por posición monetaria

  Representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios al inicio de cada mes.

D) TRANSACCIONES EN MONEDA EXTRANJERA

Las transacciones en moneda extranjera se registran en pesos al tipo de cambio vigente a la fecha en que se realizan. Los saldos de activos y pasivos monetarios denominados en moneda extranjera se valúan en pesos al tipo de cambio vigente a la fecha del estado de situación financiera. Las diferencias en cambio derivadas de la valuación y pago de estos saldos se acreditan o cargan a los resultados del año.

E) INVERSIONES TEMPORALES

Inversiones temporales son las partidas equivalentes a efectivo con vencimientos en la fecha de compra inferiores a tres meses, valuadas al costo, el cual es aproximado al valor de mercado.

F) INVENTARIOS Y COSTO DE VENTAS

Los inventarios se valúan a su costo estimado de reposición o mercado, el que sea menor. El costo de reposición es determinado en base al precio de la última compra o último costo de producción del ejercicio. El costo de ventas se determina utilizando costos estimados de reposición del mes en que se realizan las ventas.

G) PROPIEDADES, PLANTA Y EQUIPO, NETO

Las propiedades, planta y equipo se actualizan usando el INPC, excepto por la maquinaria y equipo de procedencia extranjera que se actualiza mediante el índice general de precios del país de origen y se valúa utilizando la moneda de ese país y el tipo de cambio vigente al final del año.

La depreciación se calcula por el método de línea recta con base en el valor actualizado menos el valor de desecho y en las vidas útiles estimadas de los bienes. Las vidas útiles estimadas de los activos se resumen como sigue:

	Años
Edificios	24
Maquinaria y equipo	12

Las reparaciones y el mantenimiento se cargan a los resultados conforme se incurren. El costo de las mejoras mayores se capitaliza. El costo integral de financiamiento, neto incluyendo intereses, fluctuación cambiaria y resultado monetario de la deuda, relativo a nuevos proyectos de inversión se capitaliza como parte de los activos durante el período de construcción. La utilidad o la pérdida en la venta o retiro de activos se reconoce en resultados como "Otros productos (gastos), neto".

H) GASTOS PREOPERATIVOS

Los gastos incurridos durante la etapa encaminada a iniciar operaciones industriales y/o comerciales se capitalizan y son presentados como gastos preoperativos en "Otros activos". Esta etapa termina cuando la Compañía inicia sus actividades comerciales. Su valor actualizado se determina mediante el INPC y la amortización se calcula por el método de línea recta en un período de 12 años.

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

I) EXCESO DEL COSTO DE ADQUISICIÓN DE SUBSIDIARIAS

El exceso del costo sobre el valor en libros de subsidiarias adquiridas se actualiza usando los factores del INPC. La amortización se calcula sobre la base de los valores actualizados usando el método de línea recta y un período no mayor a 20 años.

J) VALOR DE RECUPERACION DE ACTIVOS DE LARGA DURACION

La Compañía evalúa la recuperación de sus activos de larga duración, principalmente propiedades, planta y equipo, exceso del costo sobre el valor en libros de subsidiarias adquiridas y gastos preoperativos, cuando ciertos hechos y circunstancias son indicativos de que el valor registrado de los activos puede no ser recuperado.

Para propiedades, planta y equipo, la recuperación de los activos que serán conservados por la Compañía para su utilización, se determina mediante el flujo neto estimado de efectivo que se espera sea generado por los activos; en su caso, se reconoce una pérdida por deterioro por el excedente del valor neto registrado y el valor estimado de recuperación de los activos. Respecto de los activos a ser vendidos, la pérdida por deterioro se determina por la diferencia entre el valor neto registrado y el valor estimado de venta menos los costos relativos.

La administración de la Compañía estima que al 31 de diciembre de 2001 no existe deterioro en el valor de recuperación de los activos de larga duración.

K) PRIMA DE ANTIGÜEDAD E INDEMNIZACIONES POR RETIRO

La prima de antigüedad, a que tienen derecho los trabajadores después de 15 años de servicio, se reconoce en base a cálculos actuariales preparados por peritos independientes. Las indemnizaciones a que pueden tener derecho los trabajadores en caso de despido o muerte, bajo ciertas circunstancias establecidas por la Ley Federal del Trabajo de México, se llevan a resultados del año en que son exigibles.

L) RECONOCIMIENTO DE INGRESOS

Las ventas se registran conforme se efectúan los embarques de productos ordenados por los clientes. Las provisiones por descuentos, rebajas, devoluciones y otros ajustes se reconocen en el mismo ejercicio en que las ventas que les son relativas fueron registradas y están basadas ya sea en estimaciones históricas o en términos reales.

M) IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE UTILIDADES AL PERSONAL

A partir del 1 de enero de 2000, la Compañía utiliza el método de activos y pasivos integrales para el reconocimiento del impuesto sobre la renta diferido, el cual consiste en determinar dicho impuesto aplicando la tasa de impuesto sobre la renta correspondiente a las diferencias temporales entre los valores contable y fiscal de los activos y pasivos a la fecha de los estados financieros. El efecto acumulado al inicio del año 2000, derivado del cambio mencionado, originó un incremento neto del pasivo por impuestos diferidos por $ 738,930 y una reducción del capital contable consolidado por la misma cantidad en ese año. Asimismo la participación de utilidades a los trabajadores se determina en base al método de enfoque integral antes descrito.

2. PRINCIPALES POLÍTICAS CONTABLES (continua)

N) UTILIDAD NETA POR ACCIÓN

La utilidad neta por acción se calcula dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de acciones comunes en circulación durante el año.

O) UTILIDAD INTEGRAL

A partir del 1o. de enero de 2001, se inició la vigencia del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad integral. La Compañía adoptó las disposiciones establecidas en dicho boletín y reestructuró dicho estado para hacer comparativos los diferentes renglones que lo integran.

P) INSTRUMENTOS FINANCIEROS

La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación como es el gas y parte de sus compras de maíz para reducir el riesgo creado por la fluctuación de los precios. Estos contratos no exceden las necesidades de producción del año. Las ganancias o pérdidas no realizadas generadas por estas operaciones no son reflejadas en los estados financieros hasta que se finiquiten los contratos. Las ganancias o pérdidas realizadas son reconocidas como parte del costo de producción al momento de su consumo.

3. CUENTAS Y DOCUMENTOS POR COBRAR, NETO E IMPUESTOS POR RECUPERAR

Cuentas y documentos por cobrar, neto se analiza como sigue:

	2001	2000
Clientes	$ 654,690	$ 702,985
Documentos por cobrar por venta de máquinas tortilladoras	68,524	61,273
Estimación para cuentas de cobro dudoso	(33,239)	(30,716)
	689,975	733,542
Funcionarios y empleados	7,296	6,887
Otros deudores	23,693	34,885
	$ 720,964	$ 775,314

Impuestos por recuperar se integra de lo siguiente:

	2001	2000
Impuesto al valor agregado	$ 54,126	$ 49,142
Impuesto especial sobre producción y servicios	121,802	95,475
	$ 175,928	$ 144,617

4. SALDOS Y OPERACIONES CON COMPAÑIAS AFILIADAS

En el curso normal de sus operaciones la Compañía realiza transacciones con Gruma y sus compañías subsidiarias ("compañías afiliadas"). Al 31 de diciembre de 2001 y 2000, la Compañía tiene cuentas por cobrar a compañías afiliadas por $ 212,406 y $ 722,625 y por pagar a corto plazo por $ 32,450 y $ 23,279, respectivamente. En el 2001 y 2000 las cuentas por cobrar incluyen principalmente saldos por cobrar a cargo de Gruma por $ 208,750 y $ 695,089, respectivamente, los cuales devengan intereses a tasas de mercado. Las cuentas por pagar corresponden principalmente a servicios y compras pendientes de pago. Adicionalmente, a esas fechas "Otros Activos" incluye depósitos en garantía a compañías afiliadas por $ 24,468 y $25,559, respectivamente.

Por los años terminados el 31 de diciembre de 2001 y 2000, las principales operaciones con compañías afiliadas se resumen como sigue:

	2001	2000
Ingresos:		
Ventas de harina	$ 33,517	$ 34,884
Intereses ganados	52,254	41,790
Otros	1,199	1,991
	$ 86,970	$ 78,665
Costos, gastos y otros:		
Adquisiciones de planta y equipo	$ 955	$ 2,109
Compras de máquinas tortilladoras	93,730	90,556
Compra de software	-	26,758
Servicios administrativos	109,572	117,790
Servicios de ingeniería y otros	21,914	23,558
Servicios de transportación	8,974	10,082
	$ 235,145	$ 270,853

Debido a un acuerdo entre la Compañía y una de sus compañías afiliadas, la Compañía paga un honorario igual al 0.5% sobre sus ventas netas consolidadas a cambio de servicios de ingeniería proporcionados por la compañía afiliada.

Adicionalmente, la Compañía ha celebrado un contrato de licencia no exclusiva con Gruma, el cual le permite utilizar gratuitamente en México la marca registrada "MASECA".

5. INVENTARIOS

Inventarios se integra de lo siguiente:

	2001	2000
Maíz	$ 712,378	$ 739,666
Producto terminado	26,886	17,976
Máquinas tortilladoras y refacciones	46,169	57,911
Refacciones para maquinaria y otros	61,010	57,225
	$ 846,443	$ 872,778

6. PROPIEDADES, PLANTA Y EQUIPO, NETO

Propiedades, planta y equipo, neto se integra como sigue:

	2001	2000
Terrenos	$ 188,050	$ 182,443
Edificios	1,287,276	1,276,983
Maquinaria y equipo	5,367,009	5,533,215
Construcciones en proceso	19,269	17,392
	6,861,604	7,010,033
Depreciación acumulada	(2,940,301)	(2,851,295)
	$ 3,921,303	$ 4,158,738

Al 31 de diciembre de 2001 y 2000, maquinaria y equipo incluye la inversión en adquisición e implementación de software para uso interno por $ 127,528 y $129,453, respectivamente. Al 31 de diciembre de 2001, propiedades, planta y equipo incluye activos ociosos temporalmente por un valor neto aproximado de $ 398,998. La Administración de la Compañía tiene la intención de usar estos activos en el corto plazo. Adicionalmente al 31 de diciembre de 2001 la Compañía tiene activos fuera de operación por $ 48,395 de los cuales reconoció en "Otros gastos, neto" de este ejercicio una pérdida en el valor de realización de los mismos por $ 14,000.

Por los años terminados al 31 de diciembre de 2001 y 2000, el gasto por depreciación asciende a $ 241,656 y $ 255,934, respectivamente.

7. OTROS ACTIVOS

Otros activos se integra como sigue:

	2001	2000
Gastos preoperativos	$ 42,144	$ 40,853
Amortización acumulada	(25,893)	(21,092)
	16,251	19,761
Fondos de inversión para investigación y desarrollo de tecnología, a valor de mercado	209,496	199,375
Exceso del costo sobre el valor en libros de acciones adquiridas de subsidiarias, neto	65,534	69,241
Inversión en acciones de asociada	23,121	23,828
Depósitos en garantía	25,221	26,215
Documentos por cobrar a largo plazo por venta de máquinas tortilladoras	10,518	7,520
Diferencia en impuestos sobre sueldos por recuperar	5,350	-
Otros	15,734	6,182
	$ 371,225	$ 352,122

Por los años terminados al 31 de diciembre de 2001 y 2000, el gasto por investigación y desarrollo cargado en resultados fue de $ 11,747 y $ 22,170, respectivamente. La amortización de gastos preoperativos cargada a resultados en esos años asciende a $ 5,701 y $ 6,379, respectivamente

8. PRIMA DE ANTIGÜEDAD

La prima de antigüedad a que tienen derecho los trabajadores al retiro es determinada por actuarios independientes basándose principalmente en los años de servicio, edad y remuneración de los trabajadores. La Compañía tiene constituidos fideicomisos irrevocables a favor de los trabajadores a los que aporta recursos para hacer frente a esta obligación.

Los componentes del costo neto por prima de antigüedad, por los años terminados el 31 de diciembre, consisten de lo siguiente:

	2001	2000
Costo laboral	$ 1,314	$ 1,249
Costo financiero	469	411
Rendimiento del fondo	(1,657)	(1,653)
Amortización neta	937	463
Costo neto del año	$ 1,063	$ 470

A continuación se muestra la situación del plan :

	2001	2000
Valor presente de la obligación acumulada por:		
Beneficios adquiridos	$ (5,765)	$ (4,944)
Beneficios futuros	(4,268)	(3,786)
	(10,033)	(8,730)
Exceso de la obligación por beneficios proyectados sobre la obligación acumulada	(4,462)	(2,925)
Obligación por beneficios proyectados	(14,495)	(11,655)
Activos del plan a valor de mercado	16,366	14,738
Activos del plan en exceso de la obligación por beneficios proyectados	1,871	3,083
Partidas pendientes por reconocer en 14 años:		
Variación en supuestos y ajustes por experiencia	(65)	(1,871)
Pasivo neto de transición	(1,141)	(234)
Costo de servicios pasados y modificaciones al plan	(345)	(160)
Activo neto proyectado	$ 320	$ 818

El movimiento anual de la obligación por beneficios proyectados al 31 de diciembre es el siguiente:

	2001	2000
Obligación por beneficios proyectados al inicio del año	$ 11,655	$ 11,828
Costo laboral	1,314	1,249
Costo financiero	469	411
Beneficios pagados	(29)	(3,102)
Pérdida actuarial	1,086	1,269
Obligación por beneficios proyectados al final del año	$ 14,495	$ 11,655

8. PRIMA DE ANTIGÜEDAD (continúa)

El movimiento anual de los activos del plan (fondos en fideicomiso) al 31 de diciembre es como sigue:

	2001	2000
Valor de mercado de los activos del plan al inicio del año	$ 14,738	$ 16,187
Rendimientos del fondo	1,657	1,653
Beneficios pagados	(29)	(3,102)
Valor de mercado de los activos del plan al final del año	$ 16,366	$ 14,738

Los principales supuestos usados para determinar el costo de la prima fueron los siguientes:

	2001	2000
Tasa de descuento	4.0%	4.0%
Tasa de incremento futuro en niveles de compensación	2.0%	2.0%
Tasa de rendimiento esperado de los activos del plan	5.0%	5.0%
Tasa de inflación	6.0%	8.0%

9. CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre de 2001, la Compañía tiene compromisos derivados de contratos de arrendamiento a largo plazo de equipo de cómputo. Las rentas mínimas futuras ascienden a $ 1,650 miles de dólares ($ 15,132 miles de pesos) integradas como sigue:

Año	Dólares americanos (miles)	Pesos
2002	$ 1,038	$ 9,519
2003	523	4,791
2004	89	822
	$ 1,650	$ 15,132

Por los años terminados el 31 de diciembre de 2001 y 2000, los gastos por renta fueron de $ 30,050 y $ 51,907, respectivamente, y corresponden a arrendamiento de inmuebles y equipo de cómputo, principalmente.

La Compañía lleva a cabo contratos de Cobertura de transacciones futuras sobre algunos insumos claves para su operación como es el Gas y parte de sus compras de Maíz para reducir el riesgo creado por la fluctuación de los precios, sin embargo estas operaciones pudieran generar pérdidas o ganancias al momento de su realización. Estos contratos no exceden las necesidades de producción del año.

10. CAPITAL CONTABLE

A) CAPITAL SOCIAL

El capital social de Gimsa está representado por 918,405,000 acciones nominativas comunes sin expresión de valor nominal (504,150,300 y 414,254,700 acciones Serie "A" y "B", respectivamente). Las acciones Serie "A", que representan el 51% del capital social, sólo pueden ser adquiridas por mexicanos y las acciones Serie "B" son de suscripción libre.

10. CAPITAL CONTABLE (continúa)

B) UTILIDADES RETENIDAS

La utilidad neta del año está sujeta a la separación de un 5% para incrementar la reserva legal, incluida en utilidades retenidas, hasta que ésta sea igual a la quinta parte del capital social pagado.

El pago de dividendos contra utilidades acumuladas que no hayan sido previamente gravadas, causará un impuesto a cargo de la Compañía equivalente al 53.85% del dividendo pagado. El impuesto pagado puede acreditarse contra el impuesto sobre la renta de los siguientes tres años. A partir de 2002 los dividendos pagados no estarán sujetos a retención alguna.

C) RECOMPRA DE ACCIONES PROPIAS

La Asamblea de Accionistas autorizó crear una reserva de $600,000 para comprar hasta ese monto de acciones propias; no podrán adquirirse acciones propias que excedan del 3% de acciones representativas del capital social. Al 31 de diciembre de 2001, la Compañía no tiene acciones recompradas pendientes de colocar.

D) EFECTOS DE LA INFLACION

Al 31 de diciembre de 2001, el capital contable mayoritario se integra como sigue:

	Nominal	Actualización	Total
Capital social	$ 183,681	$ 1,435,831	$ 1,619,512
Prima en venta de acciones	333,734	1,081,057	1,414,791
Insuficiencia en actualización del capital	-	(2,473,429)	(2,473,429)
Efecto acumulado de reconocer ISR y PTU diferidos	(582,561)	(71,364)	(653,925)
Utilidades retenidas de años anteriores	1,871,876	2,632,204	4,504,080
Utilidad neta del año	345,904	6,767	352,671
	$ 2,152,634	$ 2,611,066	$ 4,763,700

E) VALOR FISCAL DEL CAPITAL SOCIAL Y UTILIDADES RETENIDAS

Al 31 de diciembre de 2001 y 2000, los valores fiscales actualizados del capital social y de las utilidades retenidas ascienden a $ 3,715,035 y $ 3,556,805 y $ 1,082,547 y $ 1,451,251, respectivamente.

11. IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC) Y PARTICIPACION DE UTILIDADES AL PERSONAL (PTU)

A) RÉGIMEN DE ISR E IMPAC

De acuerdo con la legislación fiscal vigente, la Compañía debe pagar anualmente el impuesto que resulte mayor entre el ISR y el IMPAC. El IMPAC es determinado aplicando el 1.8% sobre el valor promedio de los activos de las compañías menos ciertos pasivos. Los pagos de IMPAC, cuando son mayores al ISR, son recuperables contra el exceso de ISR sobre IMPAC de los tres años anteriores y de los diez años subsecuentes.

11. IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC) Y PARTICIPACION DE UTILIDADES AL PERSONAL (PTU) (continúa)

Por los años terminados el 31 de diciembre de 2001 y 2000 el impuesto causado se integra como sigue:

	2001	2000
Impuesto sobre la renta	$ (164,356)	$ (226,009)
Impuesto al activo	(16,011)	(7,055)
	(180,367)	(233,064)
Beneficio en impuestos por la recuperación de ISR pagado en exceso sobre IMPAC, en años anteriores	16,011	7,055
	$ (164,356)	$ (226,009)

B) PARTICIPACION DE UTILIDADES AL PERSONAL (PTU)

La PTU se determina individualmente para cada subsidiaria (no consolidado) aplicando el 10% sobre la utilidad gravable determinada con bases similares a las del ISR, excepto que para PTU se excluyen del cálculo los efectos de la inflación (componente inflacionario), el gasto por depreciación se determina en base al costo de adquisición histórico de los activos y las utilidades y pérdidas cambiarias se determinan en función a su exigibilidad.

C) CONCILIACIÓN ENTRE RESULTADOS CONTABLES Y FISCALES

En México, entre los criterios contables y fiscales existen partidas que originan que la tasa efectiva de ISR del año, sea diferente a la tasa nominal (35%). Las diferencias que originan este efecto corresponden a diferencias permanentes, principalmente por los conceptos que se registran para reflejar los efectos de la inflación.

Por los años terminados el 31 de diciembre de 2001 y 2000, la conciliación entre las tasas nominal y efectiva del ISR se muestra a continuación:

	2001	2000
Tasa nominal de ISR	35%	35%
Efecto neto de costo integral de financiamiento	(1%)	(3%)
Efecto de la actualización de las partidas por pasivo de ISR diferido	(5%)	(5%)
Otras partidas permanentes	-	3%
Tasa efectiva de ISR	29%	30%

En la Ley del Impuesto sobre la Renta que rige a partir de 2002 se considera una reducción en la tasa actual de impuesto del 35% al 32%, esta reducción se hará en forma gradual a partir del 2003 hasta que la tasa nominal sea 32% en 2005 (ver Nota 14).

11. IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC) Y PARTICIPACION DE UTILIDADES AL PERSONAL (PTU) (continúa)

Al 31 de diciembre, los principales componentes del ISR y PTU diferidos, se resumen como sigue:

	2001		2000	
	Impuesto sobre la renta	Participación de utilidades al personal	Impuesto sobre la renta	Participación de utilidades al personal
Provisiones de pasivo	$ (38,150)	$ (8,882)	$ (49,537)	$ (12,362)
Pérdidas fiscales por amortizar	(23,523)	-	(17,470)	-
Activos por ISR y PTU diferidos	(61,673)	(8,882)	(67,007)	(12,362)
Inventarios	276,804	9,842	291,708	11,169
Propiedades, planta y equipo, neto	745,304	770	746,594	23,510
Otros activos	5,817	22,238	5,366	2,011
Pasivos por ISR y PTU diferidos	1,027,925	32,850	1,043,668	36,690
Pasivo neto por ISR y PTU diferidos	$ 966,252	$ 23,968	$ 976,661	$ 24,328

Al 31 de diciembre de 2001 y 2000 la Compañía no reconoció ISR diferido activo por $ 52,631 y $ 48,540, respectivamente derivado de las pérdidas fiscales de algunas de sus subsidiarias sobre las cuales no existe evidencia suficiente de que serán recuperadas durante su período de amortización.

D) PERDIDAS FISCALES POR AMORTIZAR

Al 31 de diciembre de 2001, ciertas subsidiarias de Gimsa tienen pérdidas fiscales por amortizar que ascienden aproximadamente a $ 217,583, las cuales son susceptibles de actualización adicional mediante el INPC y podrán reducir las utilidades gravables para ISR de los años siguientes, como se muestra a continuación:

Año de Caducidad	Importe
2003	$ 3,849
2004	53,904
2005	36,108
2006	22,371
2007	15,422
2008	11,897
2009	49,629
2010	24,103
	$ 217,583

12. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

Los activos y pasivos monetarios en dólares americanos, son los siguientes:

	Miles de dólares americanos	
	2001	2000
Activos circulantes	$ 821	$ 9,088
Pasivos totales	(1,304)	(3,800)
	$ (483)	$ 5,288

Al 31 de diciembre de 2001 y 2000, para valuar en pesos los activos y pasivos anteriores se utilizaron los tipos de cambio de $ 9.17 y $9.60 pesos por dólar americano, respectivamente. El 22 de enero de 2002, el tipo de cambio por dólar es de $ 9.20 pesos.

Por los años terminados el 31 de diciembre de 2001 y 2000, las principales operaciones efectuadas por la Compañía en dólares americanos se resumen como sigue:

	Miles de dólares americanos	
	2001	2000
Compras de maíz	$ 47,430	$ 52,491
Arrendamiento de equipo de cómputo	619	895
Adquisiciones de equipo	88	69
Intereses pagados		19
	$ 48,137	$ 53,474

Los activos en moneda extranjera incluidos en propiedades, planta y equipo son como sigue:

	Moneda extranjera (miles)	
	2001	2000
Dólares americanos	16,446	19,999
Francos suizos	919	1,010
Marcos alemanes	32,385	31,007
Liras italianas	65,269	74,937

13. INSTRUMENTOS FINANCIEROS

A) VALOR DE INSTRUMENTOS FINANCIEROS

El importe de efectivo e inversiones temporales, cuentas y documentos por cobrar, impuestos por recuperar, cuentas por cobrar y por pagar a compañías afiliadas, proveedores, pasivos acumulados y otras cuentas por pagar e impuesto sobre la renta y participación de utilidades al personal por pagar se aproximan a su valor razonable, por lo corto de sus fechas de vencimiento.

13. INSTRUMENTOS FINANCIEROS (continúa)

La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación como es el gas y parte de sus compras de maíz para reducir el riesgo creado por la fluctuación de los precios. Estos contratos son de corto plazo y no exceden las necesidades de producción del año. Al 31 de diciembre de 2001 el valor de estos contratos era de $ 3,851. La administración de la Compañía considera que el efecto en resultados por la ganancia o pérdida derivada de estos contratos no será significativo.

B) CONCENTRACIÓN DE RIESGO

Los instrumentos financieros que potencialmente son sujetos a una concentración de riesgo son principalmente efectivo e inversiones temporales y cuentas por cobrar a clientes.

La Compañía deposita el efectivo en prestigiadas instituciones financieras en México. La concentración de riesgo crediticio respecto a cuentas por cobrar es limitada, ya que la Compañía vende sus productos a un amplio número de clientes dedicados principalmente a la producción de tortilla y otras actividades relacionadas, en diferentes localidades de México. Por los años 2001 y 2000, de las ventas netas de la Compañía el 5.94% y 8.24 %, respectivamente, fueron efectuadas a un cliente.

14. CAMBIO DE TASA DE ISR – EVENTO SUBSECUENTE

El 1° de enero de 2002, se promulgó la nueva Ley del Impuesto sobre la Renta con una reducción en la tasa de impuesto del 35% al 32%, reducción que se hará en forma gradual en los siguientes tres años.

De acuerdo con el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", en la determinación del impuesto diferido se debe aplicar la tasa que estará vigente al momento en que se estima que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

La Compañía estima que el efecto derivado de la modificación en la tasa de impuesto sobre la renta ocasionará una reducción del pasivo por impuestos diferidos por un importe de $ 79,155 con crédito a los resultados del ejercicio 2002.

RESUMEN

DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA ORDINARIA DE ACCIONISTAS DE GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

El que suscribe, Secretario del Consejo de Administración de GRUPO INDUSTRIAL MASECA, S.A. DE C.V., ***HACE CONSTAR :***

Que la Asamblea General Ordinaria de Accionistas celebrada el 16 de Abril del 2002, adoptó los acuerdos que en resumen son los siguientes:

PRIMERO: Aprobó el informe y los estados financieros presentados a los señores accionistas por el Consejo de Administración de GRUPO INDUSTRIAL MASECA, S.A. DE C.V. relativo al Ejercicio Social del 1° de Enero al 31 de Diciembre del año 2001, con base en el Informe del Comisario.

SEGUNDO: Aprobó la propuesta para la aplicación de resultados, en la siguiente forma :

De la Utilidad Neta del ejercicio que ascendió a $352'671,000.00 (TRESCIENTOS CINCUENTA Y DOS MILLONES SEISCIENTOS SETENTA Y UN MIL PESOS 00/100 M.N.), se acordó se haga la siguiente aplicación :

a) En atención a que en la reserva legal ya se encuentra integrado el equivalente al 20% (veinte porciento) del capital social, no se hace ninguna provisión por este concepto, de acuerdo a lo establecido por el Artículo 20 de la Ley de Sociedades Mercantiles.

b) Pagar como dividendo **$110'208,600.00** (CIENTO DIEZ MILLONES DOSCIENTOS OCHO MIL SEISCIENTOS PESOS 00/100 M.N.) equivalentes a **$0.12** (CERO PESOS DOCE CENTAVOS) por acción a cada una de las **-918'405,000-** acciones en circulación con derecho a voto, con cargo a saldos provenientes de la utilidad neta del ejercicio del año 2000 y anteriores. Este pago se hará en efectivo en una sola exhibición contra entrega del **CUPON NÚMERO NUEVE**, a partir del 7 (SIETE) de Mayo del año 2002, previa la publicación correspondiente.

TERCERO: Eligió a los Consejeros y se designó Presidente, Secretario y Comisario, Propietarios y Suplentes, y aprobó sus emolumentos por su Asistencia a las Juntas de Consejo, como sigue:

AVE. LA CLINICA No. 2520, EDIFICIO DELTA 1er. PISO COL. SERTOMA MONTERREY, N.L., 64710
TEL. 83-399-3800 83-333-6022

CONSEJEROS PROPIETARIOS	CONSEJEROS SUPLENTES
DON ROBERTO GONZALEZ BARRERA	C.P. JUAN A. QUIROGA GARCIA
LIC. JAIME COSTA LAVIN	ING. LEONEL GARZA RAMIREZ
LIC. ROBERTO GONZALEZ MORENO	LIC. RAUL CAVAZOS MORALES
DR. EDUARDO LIVAS CANTU	LIC. AFREDO LIVAS CANTU
ING. JAVIER VELEZ BAUTISTA	C.P. SERGIO GARCIA BOULLE
C.P. ROMAN MARTINEZ MENDEZ	ING. HOMERO HUERTA MORENO
ING. RODOLFO R. BARRERA VILLARREAL	ING. JESUS L. BARRERA LOZANO
ING. ALEJANDRO ALVAREZ GUERRERO	ING. JAVIER A. ALVAREZ FIGUEROA
ING. HECTOR RANGEL DOMENE	DR. JAIME ALATORRE
ING. JUAN B. GUICHARD MICHEL	ING. JUAN DAVID MICHEL
LIC. GUILLERMO MARTINEZ DOMINGUEZ	ACT. ROSA LAURA MARTINEZ BENAVIDES
ING. ERNESTO ENRIQUEZ USO	LIC. ALEJANDRO ENRIQUEZ LARRONDO

Se ratificó al señor DON ROBERTO GONZALEZ BARRERA como Presidente del Consejo.

Se nombraron como Secretario no Consejero al LIC. SALVADOR VARGAS GUAJARDO y Suplente al LIC. GUILLERMO ELIZONDO RIOS.

Se designó Comisario Propietario al C.P. HUGO LARA SILVA y Suplente al C.P. CARLOS ARREOLA ENRIQUEZ.

Se aprobaron los emolumentos de los Consejeros y Comisarios por su asistencia a las Juntas de Consejo.

<u>CUARTO:</u> Se aprobó como monto máximo de recursos para destinarse a la compra de acciones propias la suma de $600'000,000.00 (SEISCIENTOS MILLONES DE PESOS 00/100 M.N.) y se informó a los accionistas que se ha seguido la normatividad aplicable a la operación para la adquisición de acciones propias, establecida por la circular 11-34 de la Comisión Nacional Bancaria y de Valores.

<u>QUINTO:</u> Se designaron los integrantes del Comité de Auditoria y se determinaron sus emolumentos.

<u>SEXTO:</u> Se nombraron delegados especiales para la formalización de las resoluciones tomadas por la asamblea.

Monterrey, N.L., 17 de Abril del 2002

LIC. SALVADOR VARGAS GUAJARDO
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

Acuse Recibo

Abril 17 del 2002

21348

COMISIÓN NACIONAL BANCARIA Y DE VALORES
DIRECCIÓN GENERAL DE EMISORAS
Ave. Insurgentes Sur #1971 Plaza Inn Torre Sur
Col. Guadalupe Inn, C.P. 01020
México, D.F.

S. D. INDEVAL S. A. DE C. V.
ABR. 18 2002

CNBV COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
ABR. 18 2002
Departamento de CORRESPONDENCIA Y ARCHIVO

Muy estimados señores :

En cumplimiento con la Circular 11-33 emitida por esa H. Comisión Nacional Bancaria y de Valores, remitimos a Ustedes la información requerida por las disposiciones, Segunda I-A y Tercera II, siendo esta la siguiente:

INFORMACION ANUAL

1). Resumen de los acuerdos adoptados por la asamblea general ordinaria de accionistas de GRUPO INDUSTRIAL MASECA, S.A. DE C.V., de fecha 16 de Abril del año 2002.

2). Informe del Consejo de Administración presentado a la asamblea.

3). Informe del Comisario sobre la información presentada por el Consejo de Administración a la asamblea de las operaciones de la sociedad del 1° de Enero al 31 de Diciembre del año 2001.

4). Estados Financieros de GRUPO INDUSTRIAL MASECA, S.A. DE C.V. y Subsidiarias, en forma consolidada, del 1° de Enero al 31 de Diciembre del año 2001, dictaminados por contador público independiente que incluyen las notas complementarias.

5). Certificación expedida por el Secretario del Consejo, indicando la actualización de los libros de asambleas y sesiones del consejo de administración, registro de acciones y de variaciones del capital social.

02 ABR 18 PM 2:

INFORMACION ADICIONAL

1). Resumen de los acuerdos adoptados por la asamblea general extraordinaria de accionistas de Grupo Industrial Maseca, S.A. de C.V. de fecha 16 de Abril del año 2002.

INFORMACION JURIDICA

1). Copia autentificada de las actas de las asambleas general ordinaria y extraordinaria de accionistas celebradas el 16 de Abril del año en curso.

2). Copia autentificada de las listas de asistencia de ambas asambleas, suscritas por los Escrutadores designados, en la cual se señalan el número de acciones correspondientes a cada socio asistente, adicionada con copia de las constancias de los depositantes, del listado de titulares emitido por S.D. Indeval, S.A. de C.V. y tarjetas de entrada.

Sin otro particular, esperando reciban de conformidad la anterior documentación, nos suscribimos como siempre a sus órdenes.

Atentamente,

LIC. SALVADOR VARGAS GUAJARDO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

c.c./ BOLSA MEXICANA DE VALORES, S.A. DE C.V.
S.D. INDEVAL, S.A. DE C.V.

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- [ ] DOMESTICO / DOMESTIC
- [ ] CORREO MUNDIAL / WORLDMAIL — Correo Aéreo/Factor Impreso Especificar uno / Airmail/Printed Matter Specify one
- [ ] OTRO SERVICIO / OTHER SERVICE ____ Especificar / Specify

Cargos de transporte / Transport charges — Si deja en blanco el remitente paga cargo a transporte / If left blank sender pays Transport Charges
- [ ] Remitente / Sender
- [ ] Efectivo/Cheque/Tarj. Crédito / Cash/Cheque/Credit card — sólo para clientes aprobados / For approved customers only
- [ ] Acuerdo Externo de Cobro / External Billing Agreement
- [ ] Modo de Transporte / Transport Collect

Seguro de envío ver reverso / Shipment Insurance see reverse
- [ ] Si / Yes ____ Especificar valor seguro dar moneda / Insured value give currency

Descripción completa del contenido / Full description of contents: DOCUMENTOS

- [x] Producto local / Local product

Sólo Embarques de Mensajería Mundial / International Worldwide Parcel Express Shipments Only
Anexe Original y dos copias de la factura comercial / Attach the Original and two copies of a proforma or Commercial invoice

Valor comercial tipo de moneda / Declared value give currency

Remitente VAT/GST Núm. / Sender's VAT/GST No.

Código de sistema armonizado / Harmonized commodity code if applicable

Destinatario VAT/GST No. o EIN/SSN / Receiver's VAT/GST no. or EIN/SSN

Tipo de exportación / Type of export: [ ] PERMANENTE / PERMANENT [ ] REPARAR/REGRESO / REPAIR/RETURN [ ] TEMPORAL / TEMPORARY

Destino aduana/impuesto si deja en blanco destinatario paga aduana/impuesto / Destination duties/taxes if left blank receiver pays duties/taxes
[ ] Destinatario / Receiver [ ] Remitente / Sender [ ] Otro / Other — Especifique el No. de cuenta aprobado del destinatario / Specify destination approved account number

4 Medida y peso / Size and weight

No. de piezas / No. of pieces

Peso/Weight . kg

Dimensiones cm L x W x H / Dimensions cm L x W x H: x x

VOLUMEN / PESO CARGADO / VOLUMETRIC / CHARGED WEIGHT . kg

CODIGOS / CODES	CARGOS / CHARGES
	Servicios / Services
	Especial / Special
	Seguro / Insurance
	Otro/VAT / Other/VAT
CODIGO DE MONEDA / CURRENCY CODE	TOTAL

TRANSPORT COLLECT STICKER No.

DETALLES DE PAGO Cheque/Tarjeta No. / PAYMENT DETAILS Cheque/Card no.

Tipo / Type — Expira / Expiry

RECOGIDO POR / PICKED UP BY

Ruta No. / Route No.

Tiempo / Time

Fecha / Date

Copia Remitente / Sender's copy

Standard Register (8/00)

124

9524

GIMSA GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

CNBV COMISION NACIONAL BANCARIA Y DE VALORES RECIBIDO
A MAR. 25 2002 V
Departamento de CORRESPONDENCIA Y ARCHIVO

Marzo 22 del 2002

COMISION NACIONAL BANCARIA Y DE VALORES
Ave Insurgentes Sur No. 1971 Plaza Inn Torre Sur
Col. Guadalupe Inn C.P. 01020
México, D.F.

AT'N DIRECCION GENERAL

Estimados señores:

Para dar cumplimiento a lo establecido por la Circular 11-33, relativa a la información jurídica que se proporcionará a la Comisión Nacional Bancaria y de Valores, a la presente acompaño copia de la convocatoria que se publicará el día 26 de Marzo, que contiene la Orden del Dia, bajo la cual se desarrollarán las Asambleas General Ordinaria y Extraordinaria de Accionistas que celebrará GRUPO INDUSTRIAL MASECA, S.A. DE C.V., el dia 16 de Abril del presente año, así como el formulario del poder a que se refiere el articulo 14 Bis, 3, fracción VI, inciso c.

Sin otro particular, me suscribo de Ustedes,

Atentamente,

LIC. ROGELIO SANCHEZ GARCIA
APODERADO

S. D. INDEVAL S. A. DE C. V.
MAR. 25 2002

c.c./ BOLSA MEXICANA DE VALORES, S.A. DE C.V.
S.D. INDEVAL, S.A. DE C.V.

ASAMBLEA ANUAL DE ACCIONISTAS

MENSAJE DEL PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN.

Durante el año 2001 seguimos avanzando en el fortalecimiento de Grupo Industrial MASECA. Las estrategias implementadas tendientes a eficientar la operación en beneficio de nuestros clientes y accionistas, nos han permitido mantener márgenes de utilidad superiores a los de la industria en la que participamos y consolidar a la vez el volumen de venta.

En este año, la disponibilidad de maíz de bajo precio, aunado a la desaceleración de la economía mexicana, hicieron que la industria de la tortilla se desarrollara en un entorno de alta competencia. Bajo este esquema, Gimsa puso de manifiesto sus fortalezas en la industria al contar con una participación de mercado del 70%, manteniendo así su liderazgo por un amplio margen.

Con un volumen total de ventas de harina de 1 millón 436 mil toneladas, registramos una contracción del 4.7% al volumen del 2000, debido al efecto combinado de: 1) Una caída del 9.3% en el volumen de ventas en paquete de 1 kilogramo, que representa el 15% del volumen total, el cual continuó viéndose afectado por menores ventas a Diconsa y 2) Una disminución del 3.8% en ventas a granel como consecuencia del enfoque de Gimsa por mejorar los márgenes de operación.

No obstante la reducción en el volumen de ventas, el margen bruto se incrementó de 28.8 al 30.1% debido a una mejoría en la relación costo de maíz y precio de venta, así como a las eficiencias obtenidas en la logística de la compra de grano.

Nuestra política de contención de gastos de administración y ventas nos permitió reducir los gastos de operación totales y aumentar los gastos por mercadeo y publicidad en un 45%. El margen de operación se incrementó al llegar a 11.3% en 2001 de 11% en 2000, para terminar el año con una utilidad de operación por 528 millones de pesos, tan solo 3.6% inferior a la del año anterior.

La utilidad neta mayoritaria alcanzó 353 millones de pesos representando un 7.5% sobre ventas, obteniéndose un UAFIRDA (medido como utilidad antes de financieros e Impuestos, más depreciación y amortización) de 757 millones de pesos en el año.

La estructura financiera de GIMSA continúa siendo de las más sólidas en el sector alimentos. La capacidad para generar flujo de efectivo, aunada a nuestra política de racionalización de inversiones de capital, nos permitió mantenernos sin pasivos financieros, llegando a niveles de apalancamiento de apenas 26 centavos de pasivo por cada peso de capital, mientras que la razón circulante se ubicó en 6.29.

Con un potencial de mercado de 7.2 millones de toneladas de tortilla, el futuro de la industria de la harina de maíz sigue siendo muy promisorio.
Estamos seguros de que Gimsa, con una capacidad instalada de 2.3 millones de toneladas, se encuentra en una posición privilegiada para hacer frente al crecimiento futuro del mercado, sin necesidad de realizar fuertes inversiones.

Estrategia de Negocio.

Con anterioridad a la desregulación de la industria de la tortilla en 1999, iniciamos el redireccionamiento de nuestra estrategia de negocio hacia una visión más comercial, fundamentada en el Servicio, Marca, Liderazgo, y Calidad, orientada a cubrir las necesidades específicas de nuestros clientes y del mercado.

De esta manera, hemos desarrollado productos que ofrecen mayor rentabilidad para el industrial, y harinas cuyas características específicas impulsan la harinización de las zonas de mayor consumo de maíz nixtamalizado. Nos sumamos, con una verdadera convicción, a la política social del Gobierno Federal en los programas de combate a la pobreza y desnutrición ofreciendo harinas enriquecidas en las zonas rurales.

Hemos venido efectuando una reestructuración del área comercial para lograr un mayor conocimiento de las necesidades del cliente, mejorando constantemente los productos y servicios, proporcionándoles soluciones integrales que contribuyan a la prosperidad de sus negocios.

Continuamos actualizando nuestro padrón de clientes actuales y potenciales para aprovechar las oportunidades que presente el mercado.

Adicionalmente, en las zonas de mayor consumo de maíz se desarrolló un programa de reestructuración comercial integral, se incrementó el número de personal de la fuerza de ventas, se reasignaron las zonas de influencia y se otorgaron incentivos para promover la mayor utilización de la marca MASECA en los industriales que mezclan con maíz.

Estamos convencidos que el desarrollo del talento humano es una estrategia fundamental que incide en el crecimiento rentable de nuestras operaciones, por lo cual mantenemos un ambiciosos programa de capacitación para nuestro personal a todos los niveles. Específicamente, para cada uno de los integrantes del área comercial, se impartieron en 2001 un promedio de 95 horas de capacitación en el desarrollo de habilidades de ventas.

Durante el 2001 actualizamos nuestra plataforma de sistemas migrando a la última versión SAP-R3 lo que nos ha permitido dotar con mejores herramientas y mejor información al área comercial, para quedar en la mejor posición de soporte a la función de servicio a clientes incluyendo las actividades de preventa y postventa.

Garantizamos un producto de mayor rendimiento, elaborado con los más estrictos estándares internacionales de calidad certificados bajo la norma ISO 9000 sin descuidar el aspecto ambiental como lo demuestran nuestras certificaciones en ISO 14000 y respaldado con la experiencia de nuestro equipo comercial, por lo que estamos seguros que continuaremos generando valor a nuestros clientes, contribuyendo sostenidamente al incremento de la rentabilidad en sus negocios.

Con procesos comerciales sencillos y efectivos, y políticas y sistemas confiables, ampliamos permanentemente nuestras ventajas competitivas, fortaleciendo el valor de nuestra marca.

Valor de marca.

La marca MASECA constituye una de las principales fortalezas de GIMSA, que nos ha distinguido a lo largo de nuestra vida empresarial, ya que integra los atributos de calidad, seguridad, confianza y servicio, que son el resultado del esfuerzo constante del Grupo para conquistar la lealtad del cliente.

Durante el año 2001, lanzamos nuestra campaña nacional de publicidad, teniendo como objetivo aumentar el valor de la marca en el consumidor final, así como generar un crecimiento en el consumo de tortilla en la mesa de la familia mexicana.

Bajo el slogan "Todo sabe mejor con Maseca" tuvimos presencia en prácticamente todos los medios masivos de comunicación, obteniendo resultados favorables en cuanto a recordación e imagen de marca.

Estamos ciertos que todo el valor acumulado por nuestra marca MASECA es un factor determinante del liderazgo de GIMSA, manteniéndonos competitivamente presentes en el mercado donde participamos.

Con Visión de Calidad.

Desde 1995 Gimsa implementó el programa de calidad en todas sus subsidiarias con el objetivo de ser una Empresa de Clase Mundial. Como resultado, los procesos y servicios en cada una de nuestras plantas se han certificado con normas internacionales. En una primera etapa, con el ISO 9002, para posteriormente pasar a la Certificación del Sistema de Administración Ambiental ISO 14000. Estos programas han colocado a Gimsa como pionero en el compromiso formal con la calidad en la Industria de la harina de maíz y en el sector alimentario en México.

En 2001, nuestro empeño en este objetivo de calidad fue reconocido y galardonado ya que, una de nuestras filiales, Harinera de Yucatán obtuvo el premio Nacional de Calidad el pasado 7 de diciembre, siendo la primera empresa de alimentos que lo recibe.

También nuestros productos se encuentran bajo constantes auditorías de calidad efectuadas por el American Institute of Baking (AIB) alcanzándose niveles de Excelencia y Superior en todas nuestras plantas. Este último constituye la máxima calificación en la Seguridad Alimentaria otorgada por el instituto y fue obtenido en 10 de las 16 plantas activas de Gimsa.

Estos eventos refuerzan el compromiso de GIMSA con la calidad de sus productos, la excelencia de sus procesos y el cuidado del medio ambiente.

Continuaremos con nuestro proceso de transformación que garantice, a lo largo de los años, un modelo de negocio cada vez más rentable, para lo cual, y específicamente en el año 2002, concentraremos nuestras estrategias en forma prioritaria bajo el siguiente esquema:

- Especializar el área comercial por canales de distribución, a fin de 1) mejorar constantemente el servicio 2) conocer y satisfacer las necesidades del consumidor y de nuestros clientes y 3) apoyar el desarrollo y crecimiento de sus negocios. Todo esto bajo un plan específico de actividades a desarrollar por cada uno de los que integran el equipo comercial.

- Continuar promoviendo la modernización de la industria de la tortilla a través de la conversión del método tradicional hacia la harina resaltando sus ventajas en costos, calidad e higiene.

- Sostener e impulsar nuestros volúmenes de venta sin poner en riesgo nuestros márgenes de operación, a través de un producto con características distintivas en el mercado.

- Bajo un plan de austeridad, promover la eficiencia operativa que garantice los menores costos de la industria.

Estamos seguros que con estas acciones seguiremos proyectándonos con visión a largo plazo, fortaleciendo nuestra Marca y transfiriendo valor a nuestros clientes y accionistas.

Hacemos patente nuestro agradecimiento a nuestros accionistas y clientes por la confianza depositada en Gimsa y al equipo directivo y a todo el personal en general que con su empeño han contribuido al logro de los objetivos establecidos por nuestra compañía.

Con el respaldo de más de medio siglo de una exitosa presencia en el mercado, reiteramos el compromiso de la administración de GIMSA de concentrar todas nuestras acciones hacia la creación de un mayor valor a nuestros accionistas, clientes, empleados y consumidor final de nuestro producto.

Don Roberto González Barrera
Presidente del Consejo de Administración.

Lic. Jaime Costa Lavín
Director General

ACTA No. 62

En la ciudad de Monterrey, Nuevo León, domicilio social de GRUPO INDUSTRIAL MASECA, S.A. DE C.V., siendo las 17:00 (diecisiete horas) del día (16) dieciséis de Abril del año 2002 (dos mil dos), en el Salón Ministros del Hotel Sheraton Ambassador, ubicado en la Avenida Hidalgo Oriente número 310 de esta ciudad, se reunieron los accionistas de esta sociedad con objeto de celebrar la Asamblea General Ordinaria, a la cual fueron oportunamente citados según convocatoria que se anexa a la presente acta.

En ausencia del Presidente del Consejo de Administración DON ROBERTO GONZÁLEZ BARRERA y por designación de los accionistas presidió la asamblea el LIC. JAIME COSTA LAVIN y actuó como Secretario el titular LIC. SALVADOR VARGAS GUAJARDO, estando presente el Comisario Suplente C.P. CARLOS ARREOLA ENRIQUEZ.

El Secretario hizo constar que se cercioró del cumplimiento de lo dispuesto por el artículo 14 bis 3, fracción VI, inciso c) de la Ley del Mercado de Valores, consistente en que los formularios elaborados por la Emisora, reúnen los requisitos legales y estuvieron a disposición de los interesados en el término establecido por el artículo 173 de la Ley General de Sociedades Mercantiles.

El Presidente designó escrutadores al LIC. VALENTIN PARRA AREVALO y al C.P. CESAR YAÑEZ GONZALEZ, quienes procedieron a analizar las constancias de depósito y las cartas-poder exhibidas, efectuando el computo de las acciones.

A continuación certificaron con base en la lista de asistencia, que se encuentran representadas en la asamblea **-887'077,193-** acciones que integran el **96.58%** de las **-918,405,000-** que constituyen el total de las acciones con derecho a voto, suscritas, pagadas y en circulación, emitidas por GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

Con base en la certificación rendida por los escrutadores, el Presidente declaró la asamblea legalmente instalada y válidos los acuerdos que en la misma se emitan, en virtud de estar reunido el quórum exigido por los estatutos de la sociedad, para la celebración de la asamblea ordinaria y de haberse publicado la convocatoria con la anticipación y en la forma prevista por los Estatutos de la sociedad, en los Periódicos "El

Financiero" de la ciudad de México, Distrito Federal y en "El Norte" de esta ciudad, el día 26 (veintiséis) de Marzo del año 2002, (dos mil dos).

A continuación el Presidente puso a consideración de los accionistas para su aprobación la Orden del Día y solicitó al Secretario que diera lectura a la misma :

ORDEN DEL DIA

ASAMBLEA GENERAL ORDINARIA

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el período comprendido del 1° de Enero al 31 de Diciembre del año 2001 sobre las operaciones realizadas por GRUPO INDUSTRIAL MASECA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Resolución sobre el proyecto de la aplicación de resultados del período mencionado en el punto anterior.

III. Propuesta para fijar como monto máximo de recursos, para destinarse a la compra de acciones propias.

IV. Elección de los Miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.

VI. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la asamblea.

VII. Elaboración, lectura y en su caso, aprobación del acta que se levanta.

Los Accionistas aprobaron la Orden del Día que se procedió a desarrollar de la siguiente forma:

PUNTO UNO: El Presidente de la asamblea dió lectura al mensaje que DON ROBERTO GONZALEZ BARRERA, Presidente del Consejo de Administración de la sociedad dirige a los Accionistas y a continuación informó de las operaciones realizadas por GRUPO INDUSTRIAL MASECA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% (veinte porciento) de su capital contable, operaciones del ejercicio social comprendido del 1o. de

Enero al 31 de Diciembre del 2001, que incluye la marcha de la sociedad, la información financiera, los resultados del ejercicio y demás documentación a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, el cual estuvo a disposición de los accionistas en los términos de la ley de la materia y los estatutos de la sociedad. Como complemento se hizo una presentación audiovisual a la asamblea de las actividades y operaciones de GRUPO INDUSTRIAL MASECA, S.A. DE C.V. y sus subsidiarias durante el ejercicio mencionado.

A continuación el Comisario Suplente de la sociedad C.P. CARLOS ARREOLA ENRIQUEZ, rindió el informe sobre la documentación presentada por la Administración a la asamblea.

Los accionistas, después de haber escuchado los informes de la Administración y del Comisario, adoptaron por mayoría de votos las siguientes:

RESOLUCIONES

1a. Se aprueba en todos sus términos el informe y los estados financieros presentados por la Administración de la sociedad a la asamblea general ordinaria de accionistas de GRUPO INDUSTRIAL MASECA, S.A. DE C.V., correspondiente a las operaciones realizadas por esta empresa y subsidiarias por el período comprendido del 1° de Enero al 31 de Diciembre del 2001.

2a. Se tiene por rendido el informe del Comisario en relación a las actividades de la empresa en el período referido en el punto anterior.

3a. Se solicita al Secretario agregar un ejemplar de los documentos que se mencionan en las resoluciones 1a. y 2a. anteriores, al expediente del acta de esta asamblea.

PUNTO DOS: En relación con este punto de la Orden del Día, el Presidente propuso que de la utilidad neta del ejercicio, que asciende a la cantidad de **$352'671,000.00** (TRESCIENTOS CINCUENTA Y DOS MILLONES SEISCIENTOS SETENTA Y UN MIL PESOS 00/100 M.N.), se haga la siguiente aplicación:

1). En atención a que en la Reserva Legal ya se encuentra integrado el equivalente al 20% (veinte porciento) del capital social, no se hace provisión por este concepto, de acuerdo con lo establecido en el artículo 20 de la Ley General de Sociedades Mercantiles.

2). Pagar como Dividendo en efectivo la suma de **$110'208,600** (CIENTO DIEZ MILLONES DOSCIENTOS OCHO MIL SEISCIENTOS PESOS 00/100 M.N.), equivalentes a **$0.12** (DOCE CENTAVOS) por acción a cada una de las **-918'405,000-** acciones emitidas y en circulación, con derecho a voto, con cargo a la utilidad neta del ejercicio del año 2001. Este pago se hará en efectivo en una sola exhibición contra la entrega del **CUPON NUMERO NUEVE,** a partir del día **7 (siete) de Mayo del 2002,** para lo cual deberá efectuarse la publicación relativa para conocimiento de todos los accionistas.

3). El remanente o sea la suma de **$242'462,400.00** (DOSCIENTOS CUARENTA Y DOS MILLONES CUATROCIENTOS SESENTA Y DOS MIL CUATROCIENTOS PESOS 00/100 M.N.) se registre en la cuenta de utilidades retenidas.

Después de analizado el proyecto de aplicación de resultados, los accionistas, por mayoría de votos tomaron las siguientes:

RESOLUCIONES

1a. Se aprueba en todos sus términos el proyecto de aplicación de resultados propuesto por el Presidente de la asamblea.

2a. Efectúese oportunamente la publicación, para comunicar a los accionistas la fecha del pago del dividendo.

PUNTO TRES: El Presidente de la asamblea propone establecer como monto máximo de recursos de la reserva que podrá destinarse a la compra de acciones propias, la cantidad de $600'000,000.00 (SEISCIENTOS MILLONES 00/100 MONEDA NACIONAL); informando el Consejo de Administración por su conducto, que ya se tiene establecida como política propia los lineamientos y la normatividad aplicable a la operación del fondo de adquisición de acciones propias a que se refiere la Circular 11-34 de la Comisión Nacional Bancaria y de Valores, la cual fue aprobada por el Consejo de Administración de GRUPO INDUSTRIAL MASECA, S.A. DE C.V. y está a disposición de dicha Dependencia.

En vista de la propuesta del Presidente, los accionistas por mayoría de votos tomaron la siguiente

RESOLUCION

UNICA: Se aprueba establecer como monto máximo para la reserva de adquisición de acciones la suma de $650'000,000.00 (SEISCIENTOS CINCUENTA MILLONES 00/100 MONEDA

NACIONAL); así mismo se tiene al Consejo de Administración por conducto del Presidente de esta asamblea, informando sobre las políticas de adquisición y colocación de acciones propias.

PUNTO CUATRO: El Secretario manifestó que existe una planilla que propone un grupo de accionistas para ocupar los cargos de Consejeros, Secretario y Comisario, Propietarios y Suplentes, cargos que deberán desempeñar hasta que se designen las personas que los sustituyan, de acuerdo a lo establecido en los estatutos sociales y en la Ley del Mercado de Valores, incluyendo esta propuesta los emolumentos que deberán recibir por sus servicios.

A continuación el Secretario dio lectura a la propuesta, la cual después de ser escuchada por los accionistas, por mayoría de votos tomaron las siguientes:

RESOLUCIONES

1a. Se designan, para que a partir de esta fecha desempeñen el cargo de Consejeros, Secretario y Comisario, Propietarios y Suplentes del Consejo de Administración de GRUPO INDUSTRIAL MASECA, S.A. DE C.V., a las siguientes personas:

C O N S E J E R O S

PROPIETARIOS	SUPLENTES
DON ROBERTO GONZALEZ BARRERA	C.P. JUAN A. QUIROGA GARCIA
LIC. JAIME COSTA LAVIN	ING. LEONEL GARZA RAMIREZ
LIC. ROBERTO GONZALEZ MORENO	LIC. RAUL CAVAZOS MORALES
DR. EDUARDO LIVAS CANTU	LIC. ALFREDO LIVAS CANTU
ING. JAVIER VELEZ BAUTISTA	C.P. SERGIO GARCIA BOULLÉ
C.P. ROMAN MARTINEZ MENDEZ	ING. HOMERO HUERTA MORENO
ING. RODOLFO F. BARRERA VILLARREAL	ING. JESUS L. BARRERA LOZANO
ING. ALEJANDRO ALVAREZ GUERRERO	ING. JAVIER A. ALVAREZ FIGUEROA
ING. HECTOR RANGEL DOMENE	DR. JAIME ALATORRE
ING. JUAN B. GUICHARD MICHEL	ING. JUAN DAVID MICHEL
LIC. GUILLERMO MARTINEZ DOMINGUEZ	ACT. ROSA LAURA MARTINEZ BENAVIDES
ING. ERNESTO ENRIQUEZ USO	LIC. ALEJANDRO ENRIQUEZ LARRONDO

2a. Se acordó así mismo:

a). Ratificar a DON ROBERTO GONZALEZ BARRERA como Presidente del Consejo de Administración.

b). Nombrar al LIC. SALVADOR VARGAS GUAJARDO como Secretario no Consejero de la empresa y Suplente, al LIC. GUILLERMO ELIZONDO RIOS.

c). Designar al C.P. HUGO LARA SILVA Comisario Propietario de la sociedad y Suplente al C.P. CARLOS ARREOLA ENRIQUEZ.

d). Aprobar como emolumentos para los Consejeros y Comisarios la cantidad de $12,500.00 (DOCE MIL QUINIENTOS PESOS 00/100 MONEDA NACIONAL) por asistencia a las Juntas de Consejo.

PUNTO CINCO: Para la integración del Comité de Auditoria el Presidente de la asamblea propuso a los señores DR. EDUARDO LIVAS CANTÚ, Presidente e ING. JAVIER VELEZ BAUTISTA y C.P. ROMAN MARTINEZ MENDEZ, Vocales y como emolumentos por cada asistencia a las sesiones del Comité de Auditoria, así como por el desempeño de sus funciones consistentes en los estudios y análisis previos que los miembros del comité realicen para desahogarse en cada reunión del Comité de Auditoría, la suma de $24,600.00 (VEINTICUATRO MIL SEISCIENTOS PESOS 00/100 M.N.); en vista de la anterior propuesta, la asamblea por mayoría de votos tomó la siguiente:

RESOLUCION

UNICA: Se designan como integrantes del Comité de Auditoria de GRUPO INDUSTRIAL MASECA, S.A. DE C.V. a las personas mencionadas en la propuesta, aprobando así mismo los emolumentos fijados.

PUNTO SEIS: En relación con este punto de la orden del día, el Presidente propuso a la asamblea se autorice a los licenciados SALVADOR VARGAS GUAJARDO Y GUILLERMO ELIZONDO RÍOS indistintamente, para que en nombre y representación de la sociedad, lleven a cabo todos los actos que se requieran para dar cumplimiento a las resoluciones adoptadas, así como para expedir las copias simples o certificadas que de la presente acta les fueren solicitadas; así mismo para que comparezcan ante Notario Público de su elección si fuere necesario protocolizar todo o parte de la presente acta.

Puesta la proposición a consideración de la asamblea, por mayoría de votos se tomó la siguiente:

RESOLUCION

UNICA: Se autoriza a los licenciados Salvador Vargas Guajardo y Guillermo Elizondo Ríos, indistintamente para que en nombre y representación de la sociedad tramiten todo lo relacionado al cumplimiento de los acuerdos tomados en esta asamblea y en su caso, comparezcan ante Notario Público de su elección a protocolizar si fuere necesario, todo o parte de la presente acta, así como para expedir copias simples o certificadas de la misma.

PUNTO SEPTIMO: Respecto a este punto de la orden del día y no habiendo otro asunto que tratar, se suspendió la asamblea durante el tiempo necesario para redactar la presente acta, la cual una vez leída, fue aprobada por la asamblea y firmada por el Presidente, el Secretario y el Comisario. Se hace constar que durante el tiempo en que se desarrolló la presente asamblea estuvieron presentes todas las personas que en ella intervinieron. Se agrega al expediente del acta de esta asamblea: a). Lista de Asistencia, b). Cartas-Poder, c). Tarjetas de Admisión, d). Informe del Consejo de Administración, e). Estados Financieros, f). Dictamen del Comisario, g). Ejemplares de los Periódicos "El Financiero" y "El Norte".

Se levantó la asamblea a las 17:45 (diecisiete cuarenta y cinco horas) del día, mes y año al principio anotados.-

LIC. JAIME COSTA LAVIN
PRESIDENTE

LIC. SALVADOR VARGAS GUAJARDO
SECRETARIO

C.P. CARLOS ARREOLA ENRIQUEZ
COMISARIO

S. D. INDEVAL, S. A. DE C. V.

México, D. F., 2 de abril de 2002

GRUPO INDUSTRIAL MASECA, S. A. DE C. V.

A QUIEN CORRESPONDA:
P r e s e n t e.

Con motivo de su(s) Asamblea(s) ORDINARIA y EXTRAORDINARIA que celebrarán el día 16 de abril de 2002, solicito a ustedes de la manera más atenta nos envíen copias de las actas correspondientes, con el fin de tener actualizados nuestros registros, y así poder ejercer sus decretos correctamente y oportunamente.

Agradeciendo de antemano la atención que brinden a la presente, quedamos a sus órdenes.

A T E N T A M E N T E

C.P. JESUS MONDRAGON OSORIO
Subdirector de Custodia y Administración

**rln*

S.D. INDEVAL S.A. de C.V.

MASECA

CON FUNDAMENTO EN LO QUE DISPONE LA LEY DEL MERCADO DE VALORES Y EN USO DE LAS FACULTADES QUE EL ART. 78 DE LA MENCIONADA LEY CONCEDE A S.D. INDEVAL, S.A. DE C.V. SE HACE CONSTAR QUE, EN LAS BOVEDAS DE ESTA INSTITUCION EXISTEN AL DIA 3 DE ABRIL DE 2002 , ACCIONES SERIE B NOMINATIVAS DE GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUE CORRESPONDEN A LOS CLIENTES QUE A CONTINUACION SE RELACIONAN EN LA PROPORCION QUE SE INDICA:

CLIENTE	NUMERO DI ACCIONES	CUENTA
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	173,641,843	TERCEROS
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. CASA DE BOLSA	4,826,100	TERCEROS
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. CASA DE BOLSA	2	PROPIA
BURSAMEX S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO DEL SURESTE	160,000	TERCEROS
IXE CASA DE BOLSA, S. A. DE C. V. IXE GRUPO FINANCIERO	600,600	TERCEROS
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO SCOTIABANK INVERLAT	3,010,300	TERCEROS
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO SCOTIABANK INVERLAT	7,500	PROPIA
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO SCOTIABANK INVERLAT	5,000	TERCEROS
VALORES MEXICANOS, CASA DE BOLSA, S. A. DE C.V.	10,373,000	TERCEROS
MONEX CASA DE BOLSA, S.A. DE C.V.	213,400	TERCEROS
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO GBM ATLANTICO	220,000	TERCEROS
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO GBM ATLANTICO	8,050	TERCEROS
VALUE, S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO FINA VALUE	1,414,600	TERCEROS

VALUE, S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO FINA VALUE	15,000	TERCEROS
INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES	410,007	TERCEROS
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO	3,319,000	TERCEROS
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO	10,000	TERCEROS
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO	7,000	TERCEROS
INVERSORA BURSATIL, S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO INBURSA	119,000	TERCEROS
MULTIVALORES CASA DE BOLSA, S. A. DE C. V. MULTIVA GRUPO FINANCIERO	355,488	TERCEROS
MULTIVALORES CASA DE BOLSA, S. A. DE C. V. MULTIVA GRUPO FINANCIERO	83,000	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	450,759	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	6,000	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	117,000	TERCEROS
VECTOR CASA DE BOLSA, S.A. DE C.V.	83,415,400	TERCEROS
MEXIVAL BANPAIS CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO ASEMEX BANPAIS	5,000	TERCEROS
CASA DE BOLSA BITAL, S. A. DE C. V. GRUPO FINANCIERO BITAL	111,018	TERCEROS
CASA DE BOLSA BITAL, S. A. DE C. V. GRUPO FINANCIERO BITAL	15,000	TERCEROS
FINAMEX CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO FINAMEX	207,900	TERCEROS
FINAMEX CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO FINAMEX	10,000	TERCEROS
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	68,033,100	TERCEROS
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	14,516,100	PROPIA
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	100,100	TERCEROS
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	1,380,000	TERCEROS
CASA DE BOLSA SANTANDER SEFIN,S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	1,386,004	TERCEROS

S.D. INDEVAL S.A. de C.V.

CASA DE BOLSA SANTANDER SEFIN,S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	46,000	TERCEROS
BANCO UNION,S.A., INSTITUCION DE BANCA MULTIPLE	10,000	TERCEROS
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	5,000	TERCEROS
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	4,437,981	TERCEROS
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	777,598	TERCEROS
BANCO SANTANDER MEXICANO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO SANTANDER SERFIN	166,600	TERCEROS
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	1,655,000	TERCEROS
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	25,000	TERCEROS
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	24,000	TERCEROS
BANCO J.P. MORGAN, S.A., INSTITUCION DE BANCA MULTIPLE, J.P. MORGAN GRUPO FINANCIERO	162,000	TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	10,000	TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	28,534,705	TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	9,812,545	TERCEROS
CHUBB DE MEXICO, COMPAÑA DE SEGUROS, S.A. DE C.V.	35,000	PROPIA
	414,254,700	

EN VIRTUD DE LO CUAL SE ENTREGARON A LOS CLIENTES ANTERIORMENTE CITADOS CONSTANCIAS QUE ACREDITAN SU TENENCIA CON OBJETO DE QUE PUEDAN EJERCITAR SUS DERECHOS DE ASISTENCIA A LA ASAMBLEA

-------- E X T R A O R D I N A R I A -------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

DICHAS CONSTANCIAS DEBERAN SER COMPLEMENTADAS CON UN LISTADO DE LOS ACCIONISTAS

CP. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS CELEBRADA EL 16 DE ABRIL DEL AÑO 2002 A LAS 17:00 HORAS EN EL SALON "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVENIDA HIDALGO ORIENTE No. 310 EN MONTERREY, NUEVO LEON.

No. De Tarjetas de Entrada		ACCIONES SERIE "A"	ACCIONES SERIE "B"	TOTAL POR TARJETA	FIRMA
1	SRES. GUILLERMO BARRERA MORENO Y/O JOSE DE LA GARZA TREVIÑO Y/O JACOBO GOMEZ GUTIERREZ Y/O FRANCISCO HARRSCH ALEIX Y/O MAYELA GONZALEZ CANALES Y/O EDUARDO ARRANGOIS CRESPO Y/O LUIS LAURO LOZANO MONTEMAYOR Y/O DOMINGO AROSTEGUI RUIZ Y/O ROGELIO GARCIA LARES, APODERADOS DE BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACION DE:				
	Spear Leds and Kellogg		5		
	Hankers Trust Co for Benefit of Client		10		
	MGTCO NY Brusells of as op Euroclear		777,583		
	Crouse Hinds Domex, S.A. De C.V.		7,000		
	Laboratorios Senosiain, S.A.		5,000		
	Laboratorios Clinicos de México, S.A. De C.V.		6		
	Laboratorios Promeco de México, S.A. De C.V.		27		
	Polimeros y Derivados, S.A.		266		
	Polimeros y Derivados, S.A.		313		
	Soc. De Motores Domesticos, S.A. de C.V.		52		

Arancia CPC, S.A. De C.V.	17
Billy Thomas	10,000
Abdul Ahhad Jajoorttik Kassab	30,000
Alfonso J. Piedad Cortes Hernandez	60,000
Jesus Hernandez Barrera	90,000
Manuel Haces Gonzalez	5,000
Roberto Robles Carbajal	8,000
Juan Gutierrez Castellon	10,000
Javier Rodríguez Camarena	20,000
Gilberto Gallarzo Navar	100,000
Toribio Juan Miranda Garcia	100,000
Rafael Pacheco Montero	7,000
Jose Enrique Gilberto Prado Garza	15,000
Jose Luis Aldrete Roman	6,000
Maria Elena Vega de Peon	20,000
Marco Antonio Ortega Perez	4,000
Alfredo Moreno Renteria	5,000
Susana Bours de Miranda	10,000
German García Garza	10,000
Emilio Gonzalez Lorda	100,000
Jose Wapinski Kleiman	7,000
Oscar Eduardo Tamez Aguirre	13,000
Jesus Hernandez Barrera	32,000
Augusto Cesar V Lopez Romero	45,000
Octavio Llano Zaragoza	20,000
Concepcion Robledo Gallardo	5,000
Darol Care Swenson	5,000
Walter Albert Verlage Bohem	40,000
Jorge Alberto Verlage Rodriguez	15,000
Mirthala Benavides de Prado	5,000
Amparo Espinosa Rugarcía	246,750
Luis Felipe Salas Benavides	55,000

154

155

Javier Palacios Macedo Llaca	407,000
Angeles Espinosa Rugarcía	1,151,500
Javier Guzman Barrera	140,000
Juan Salvador Robinson Bours A	47,800
Luis Lauro Martinez Montemayor	10,000
Sergio Guzman Barrera	85,000
Maria del Rosario Elizondo de Garza	7,000
Claudio Lozano Guerra	5,000
Paulina Treviño de Morales	14,000
Joaquin Arizpe de la Maza	20,000
Eduardo Padilla Martinez	15,000
Rolando Cueva Barrera	95,000
Rogelio Cueva Barrera	95,000
Rolando Cueva Barrera	60,000
Rogelio Cueva Barrera	60,000
Juan Manuel Garcia Mireles	12,000
Fernando Antonio Salinas Martinez	10,000
Mario Rodriguez Alanis	101,000
Maria Teresa Barrera Villarreal	210,000
Gustavo Adolfo Hernandez Barrera	20,000
Roberto Guzman Barrera	90,000
Sergio Mario Gutierrez Alcala	50,000
Maria Esther Aguirre de Rodríguez	20,000
Alberto Weill Brean	7,000
Elia Gonzalez Calleja	2,000
Walter Scwedhelm Doguin	27,000
Pedro Antonio Kuri Guerra Padua	500
Armando Rodriguez Torres	16,000
Nicolas Zapata Cardenas	15,000
Luis Ramirez Sotelo	244,000
Ana María Morato García	5,000
Guadalupe Espinoza Rugarcía	246,750

	María Eugenia Casas de Benabib	18,000		
	Jose Zeno Edgar Doberning Garrido	5,000		
	Jose Antonio Landero Cruz	20,000		
			5,220,579	______
2	LIC. GERARDO TREVIÑO GALARZA Y/O LIC. JOSE PARIS SANCHEZ ROVIROSA Y/O C.P. FERNANDO GARZA GARZA, APODERADOS DE FINAMEX CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO FINAMEX, EN REPRESENTACION DE:			
	Ma. Luisa Scheitino de Huerta	5,000		
	Irving Goldberg Hecht	30,000		
	Andres Arrate Lozada	5,000		
	Ignacio Ruben Sanchez Crespo	20,000		
	Evangelina Astorga Dorantes	2,000		
	Felipe L. Sanchez Garcia	6,900		
	Patricia Martinez de Cantu	10,000		
	Ma. Guillermina Garcia Flores	12,000		
	Rafael Romero Balaguer	3,000		
	German Ambrosio Lee	3,000		
	Jose Hernandez Marines	96,000		
	Ing. Antonio Uribe Perez	5,000		
			197,900	______
3	LIC. IGNACIO A. MARTINEZ ALANIS, POR SUS PROPIOS DERECHOS	10,000		
			10,000	______

156

4	SRA. OLIVIA MARTINEZ MUGUERZA, EN REPRESENTACION DE:			
	Lic. Ignacio A. Martinez Alanis	5,000		
			5,000	_______________
5	SR. JAIME GONZALEZ PAEZ, EN REPRESENTACION DE:			
	Lic. Ignacio A. Martínez Alanis	5,000		
			5,000	_______________
6	LIC. ANDREA AMOZURRUTIA CASILLAS Y/O ADOLFO DIAZ FLORES Y/O RODOLFO ARROYO GARZA, Y/O JESSICA SCMIDT TORRES Y/O ULISES GONZALEZ LANKENAU, APODERADOS DE GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO FINANCIERO GBM (ANTES GRUPO FINANCIERO GBM ATLANTICO), EN REPRESENTACION DE:			
	Ricardo Benjamin Salinas Pliego	1,200		
	Banca Quadrum, S.A. Institución de Banca Multiple FID. 0035	118,800		
	Arturo Ponce Alcala	35,000		
	Emma Laura Lopez Oreenham	2,000		
	Praltor Enterprises, A.V.V	9,000		
	Margarita Bolbrugge de Feldhaus	15,000		
	Deutsche Bank Securities Corporation	50		
	Idolisa Doria de Marroquin	38,000		
	Manuel Maria Ortiz Berazaluce	10,000		
			229,050	_______________

7 LIC. OSCAR DANIEL RODRIGUEZ Y/O LIC. BERNARDO ELOSUA Y/O LIC. VICTOR GUERRA P., APODERADOS DE INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO, S.A. DE C.V., POR CUENTA PROPIA Y EN REPRESENTACION DE:

Ariza Torrejon Ma. del Carmen	30,000
Askenazi de Harari Niza	11,000
Banco Nacional de Mexico, S.A. Div. F	12,904,900
Barnetche Altamirani Maria Cristina	10,000
Brlie Jaques Jorge	10,800
Beteta Vallejo Monica	50,000
Beteta Vallejo Monica	7,000
Binvex Fid. /0261	28,576,200
Brun Ramos Francisco	200,000
Caltum Chivera Alfredo	5,000
David de Van-Lathem Monique	1,350,000
David Michel Juan	1,087,000
David Michel Juan	250,000
David Michel Max	1,392,500
Davis Lincoln Rianhard	68,100
De Cordova Bojorquez Joaquin	40,000
De Laborde de Iturbide Daniel Juan Claudio	10,000
De Montalembert B. de Laborde Marie Aimee	20,000
De Yturbe Bernal Antonio	52,000
Dunand Raymond Alberto	33,000
Elosua de Elizondo Maria del Carmen	8,000
Elosua de Elizondo Maria del Carmen	24,000
Elosua de Rueda Catalina Ma.	8,000
Elosua Robles Bernardo	8,000
Elosua Robles Cecilia	8,000
Fernandez de Cevallos Urueta Gonzalo	21,000
Fernnadez Hano Josefina	6,000

891

Garber de Rosenthal Esther	26,500
Garcia Cors Ma. de Lourdes	1,000
Garcia Cors Ma. de Lourdes	52,000
Garcia Cors Ma. de Lourdes	1,000
Garcia de Secades (3a) Ma. de Lourdes	136,300
Garcia de Secades (3a) Ma. de Lourdes	38,000
Gerard Rivero Hipolito Valentin	10,000
Gonzalez Herrera Guillermo	8,000
Glichard Michel Magdalena Maria	1,821,000
Guichard Michel Miguel	1,825,000
Guichard Michel Rene	1,825,000
Invex Casa de Bolsa, S.A. de C.V.	14,516,100
Jasso Sepulveda Guillermo	367,800
Laborin de Parada Carmen	20,500
Lewinberg Safir Emmy Alicia	17,000
Manuel Barba	12,000
Martinez Benavides Rosa Laura	35,000
Martinez de Elosua Rosa Maria	89,000
Martinez del Rio Gomez Morin Casilda	20,000
Mireles Flores Enrique	40,000
Michel de David Magdalena	6,031,800
Michel de Guichard Renne	5,340,000
Michel de Guichard Renne	1,625,000
Miranda de Porres Julieta	20,200
Obregon Carranza Mayo Jesus	192,200
Obregon Perez Cirera Susana	30,000
Padua Sayeg Elena Josefina	64,000
Parada Laborin Rafael	35,900
Parada Laborin Ricardo Arturo	161,200
Ponton Porres Laura	62,400
Ponton Porres Luis Miguel	58,300
Ponton Posadas Luis	88,500

159

Porres Bueno Oton	155,900
Porres de Alverde Ma. Julieta	49,700
Porres de Leal Ma. Isabel	193,400
Porres de Ponton Rocio	128,900
Porres Miranda Antonio	8,600
Sanchez Cavazos Manuel	10,000
Santillan Magallon Manuel	14,000
Secades Fornell (1B) Angel	218,700
Secades Fornell (2A) Angel	38,000
Serrato Combe Marcela	13,000
Sierra Gonzalez Jorge Alejandro	13,100
Suarez Gerard Pablo	5,000
Terrein Decottignies Claude	904,000
Tiburcio de Rullan Elba	31,000
Torreblanca de Mireles Norma	27,300
Torreblanca Elias Calles Myrna	17,500
Z Cap 2, S.A. de C.V. Sociedad de	1,380,000
Zapata de los Santos Tomas	60,000

84,029,300

091

8 LIC. JAIME PORTILLA ESCALANTE Y/O LIC. ALEJANDRO DE LA GARZA GARCIA Y/O LIC. ANA LUISA GONZALEZ ELIZONDO Y/O SR. HUMBERTO FERNANDEZ, APODERADOS DE CASA DE BOLSA BITAL, S.A. DE C.V., GRUPO FINANCIERO BITAL, EN REPRESENTACION DE:

Gabriel Pacheco Reyna	40,000
Ma. Guadalupe Echarri Larios	1,000
Ramon Coll Laliga	5,000
Luz Maria Cordova Amores	12,000
Guadalupe Pacheco Mendez	13,000
Miguel Ernesto Silva Lara	10,000

	Fernando Lopez Alanis	18	
	Nadia Raafat	5,000	
	Albagracia Vargas Alvarez	5,000	
	Mauricio Davalos Mora	1,000	
	Pilar Pacheco Mendez	10,000	
	Refugio Joel Rios Delgado	10,000	
	Enrique Stern Flexman	10,000	
	Jose Luis Cantú	4,000	
			126,018 ______
9	SR. MARIO CABELLO Y/O JOSE ANTONIO SUAREZ, APODERADOS DE VALORES MEXICANOS, CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACION DE:		
	Jorge Buch Braniff	330,000	
	Jesus Vega Arriaga	15,000	
	Jose Enrique Tron de la Concha	18,000	
	Salvador Armando Aguilar y Lara	1,000	
	Eugenio Bormacine Roquero	10,000	
	Atanasio Gonzalez Martinez	5,000	
	Aaron Marcos Dayan	18,000	
	Gruma, S.A. de C.V.	9,885,000	
	Gerardo Arturo Guerra Fentanes	3,000	
	Teresita Wagner Almada	40,000	
	America Cortez Gonzalez	38,000	
	Eduardo Filiberto Alvardo Flores	10,000	
			10,373,000 ______

191

ING. ROBERTO GARCIA OLAVARRIETA Y/O LIC. CONSTANINO MELENDEZ OCADIZ Y/O LIC. CARLOS F. GARCIA REYES Y/O ING. CARLOS GONZALEZ MONETA, ING. LORENZO GONZALEZ HUERTA Y/O ING. RAFAEL LEAL LEGORRETA Y/O ING. JUAN CARLOS FLORES TRUJILLO Y/O LIC. ANGELO GARCIA ARRAMBIDE, APODERADOS DE VECTOR CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACION DE:

Guillermo Witewmberg Wudka	5,000	
Tomas Lozano Molina	1,000	
Samuel Dorantes Flores	2,000	
Ofelia del Carmen Nieves Lliteras de Gonzalez	1,276,400	
Maria Eliza Valenzuela Cadena	30,000	
Xavier Palacios Macedo Llaca	340,000	
Francisco Javier Gonzalez Boijseauneau	113,000	
Abdou Fraiha Bachaalani Galeb	35,000	
Jose Manuel Gonzalez Diaz	2,000	
Abastecedora Guadalupe, S.A. de C.V.	25,000	
Dionisio Salcedo Hernandez	23,000	
Alexander Ceballos Garza	5,000	
Nicolas Dimitri Hadjopulos Canavati	231,000	
Inmobiliaria Valle de Colorines, S.A. de C.V.	120,000	
Guillermo Cantu Treviño	10,000	
Rogelio Sanchez Martinez	150,000	
Carlos Cantu Treviño	48,000	
Enrique Paulo Mouret Valdes	10,000	
Wadih AlfredoAndonie Gonzalez	10,000	
Maria Margarita Dueñes Correa	1,000	
		2,437,400

11	SR. FELIPE RAFAEL DE JESUS TORT ESQUINCA, POR SUS PROPIOS DERECHOS	20,000	20,000	
12	SR. JUAN ROMERO CLOUD, POR SUS PROPIOS DERECHOS	100,000	100,000	
13	LIC. ROGELIO SANCHEZ MARTINEZ Y/O LIC. JORGE SANCHEZ GONZALEZ Y/O LIC. RAUL CAVAZOS MORALES, APODERADOS DE VECTOR CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACION DE:			
	Gruma, S.A. de C.V.	80,858,000	80,858,000	
14	SRES. MANUEL TREVIÑO Y/O FERNANDO PEREZ Y/O ALFREDO MASANTE, APODERADOS DE SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SCOTIABANK INVERLAT, POR CUENTA PROPIA Y EN REPRESENTACION DE:			
	Alejandro Raúl Garza Díaz	100,000		
	Ma. Luisa Bolívar de Madrazo	5,000		
	Ma. de la Cruz Yolanda Ruvalca	2,000		
	Consuelo Morales de Domínguez	23,000		
	Yolanda González de Martín	5,000		
	Manuel Segundo Alvarez Perez	10,000		
	Armando Arzac Amezquita	20,000		
	Bertha Silvia Medina Medina	18,000		
	Donato Oscar de la Vega Cariño	33,000		
	Celina Guadalupe Martínez Mart	13,000		
	Jose Luis Sánchez Soto	21,000		
	Cristina Araujo Gutiérrez	15,000		

	Jesús González Laporte	5,000	
	Rafael Alvarez Pérez-Duarte	2,000	
	Marcela Muñoz de Casillas	20,000	
	Emma Alicia Rabiela Pineda	5,000	
	Jose Luis Henry Cañarte	40,000	
	Miguel Neuhaus H.	5,000	
	Magdalena Michel de David	300,000	
	Manuel Fernández Garza	10,000	
	Wesley J. Taylor	5,000	
	Ma. Isabel Curis García	4,000	
	Dionisio Salcedo Hernández	35,000	
	Reyna Isabel Franco Góngora	20,000	
	Efren Beyles Osuna	8,000	
	Gastón Cantarel García	5,000	
	Vicentina Fernández de Piñera	1,679,000	
	Renee Michel de Guichard	300,000	
	Miguel Canto Canto	30,000	
	Juan Guillermo Beistegui de la	10,000	
	Catalina Sutcliffe de Freyria	30,000	
	Scotia Inverlat Casa de Bolsa	7,500	
	Ma. de Lourdes Arenas de Romer	25,000	
	Jorge Ureña Coria	4,000	
	Ma. Consuelo Domínguez Okhuysen	24,000	
	Mario Trillanes Arévalo	5,000	
	Michelle Shapiro de Mizrahi	13,000	
	Lilian Lasky de Dubson	7,000	
	Higinio Estrada Osorio	3,000	
			2,866,500 ____________
15	SR. RODOLFO F. BARRERA VILLARREAL, POR SUS PROPIOS DERECHOS	156,300	
			156,300 ____________

16	EDUARDO QUINTANILLA FERNANDEZ, APODERADO DE CASA DE BOLSA SANTANDER SERFIN, S.A. DE C.V. , GRUPO FINANCIERO SANTANDER SERFIN, EN REPRESENTACION DE:	
	Linsenmeyer Lutfy Bertha	3,000
	González Nova de Alverde Josefina	80,000
	Abed Cesin Ma. del Carmen	40,000
	Domínguez María del Consuelo Morales de	20,000
	Dávalos Valadez de Jacobus Amelia	10,000
	Cecila Cantú de Delgado	81
	Mejía de Conde Carmen	4,200
	Noriega Treviño Fermín	3,000
	Gutiérrez Tinajero Ma. de Lourdes Argelia	10,000
	Vivian Husni Dahab de Hilu	5,000
	Harold Henry Seeman Jr.	20,000
	Perez Alvarez Jesús Fernando	10,000
	Ahumada Russek Germán	56,000
	Acevedo Beristain Alfonso	20,000
	César Silva García	2,000
	Rojo Blanco Adriana Patricia	1,000
	María Luisa Fabiola Vargas González	1,000
	Banco Santander Mexicano Cta. De Terceros	11,000
	Marie Feldhaus Bolbrugge	20,000
	Marie-Aimee de Laborde	21,000
	Cano de Turrent Juana Asunción	15,000
	Martínez Platas Jose Higinio	19,000
	González Chida Jorge Francisco	12,000
	Urtiaga de de la Iglesia Soledad	15,000
	Menchaca de Jacques Patricia	30,000
	Basualdo Salinas Luis Enrique	10,000
	Campo Alcocer Jesús	1,000

Yañez Vazquez Ma. Elena	47,000	
Ortega Perez Marco Antonio	14,000	
Quintana Ibañez Fernando	25,000	
Hernández García Esperanza	13,000	
González Dávila Alejandro Federico	2,000	
Chalita Saide Miguel	5,000	
Flores Ceja Carlos Roberto	20,000	
García de la Concha Zambrano Concepción	8,500	
Marcos Giacoman Enrique Emilio	40,000	
Lankenau Condreau Rodolfo Fernando	15,000	
B.S.M S.A. F/112315 Rita Arias Fdz.	25,000	
Cortes Durán Pablo	35,000	
Montemayor Martha Fernández de	75,000	
Quiroga Garza Ambrosio	25,000	
García Girard Angel Agustín	25,000	
Quintanilla García Luis Gerardo	10,000	
Carlos Emilio González Gallegos	3,000	
Dávila de León Juan Elías	10,000	
Treviño Guajardo Luis Roberto	40,000	
Flores Roux Ernesto Maqueda	5,000	
Luft Gottwald Hans Dietrich	1,000	
Sendel Flores Carlos	3,000	
Martens Rebolledo Ernesto	3,800	
León Manuela Santacruz Vda. De	155,000	
González Cárdenas María Luisa	235,000	
Zerecero Soberanes Rafael	2,000	
Resa Monroy Jorge Alberto	268	
Caire Cristina Sánchez de	86,000	
Mira de Moreira María de Lourdes	60,000	
Córdova Rivera Agustín	2,155	
Rodríguez Anaya Jorge	2,000	
		1,432,004

167

17	ING. HECTOR J. VILLARREAL SANDOVAL Y/O LIC. GERARDO CHAVEZ MORALES Y/O LIC. LEOPOLDO PEREZ SALDAÑA, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE, EN REPRESENTACION DE	
	Susana Vulfovich Gottleb	330,000
	Miguel Kafka Steinschneider	1,000
	Abraham Beitman Arbitman	18,000
	Jacobo Holoschutz Wolanowsky	100,000
	Jacobo Freiman Olbrish	100,000
	Ricardo de Villafranca Rabasa	1,000
	Roberto Gonzalez Barrera	500,000
	Morgan Stanley & Co. Inc.	13
	Octavio Diaz Aldret	18,000
	Banco Mercantil del Norte como Fid. En el Fid. 358-6607 P.Ant	290,000
	Roman Martinez Mendez	100,000
	Roman Daza León	8,000
	Armando Gerardo Juan Graham Duplan	20,000
	Ezequiel de Jesus Montemayor Gutierrez	27,000
	Jose Alfonso Cebreros Murillo	20,000
	Roberto Galante Totah	100,000
	Samuel Syrquin Shapiro	100,000
	Banco Mercantil del Norte, S.A. por cuenta del Fideicomiso 14	370,000
	Banco Mercantil del Norte, S.A. por cuenta del Fideicomiso 14	200,000
	Miriam Katz Bercovitch	10,000
	Salomon Levy Nadjari	80,000
	Casa de Bolsa Banorte, S.A. De C.V. (Fondo de Pensiones)	187,000
	Gabriela Zambrano de Sada Gomez	100,000
	Maria Ofelia de la Peña de de la Garza	1,000
	Alejandro Javier de la Garza de la Peña	2,500
	Carlos Cantú Treviño	20,000
	Gilberto Gamboa Chaidez	500

891

Maria del Socorro Ruiz Viveros de Suarez	10,000	
Consuelo Fernandez de Ferrera	1,000	
Janina Rosenzweig de King	25,000	
Humberto Brandi Escamilla	115,000	
Heliodoro Herrera Zorrilla	17,000	
Claudio Humberto Peruggia Canova	150,000	
Enrique Espeleta Porras	10,000	
Jorge Alberto Lopez Perera	4,000	
Jose Gomez Baez	64,000	
Atalo Carlos Castillo Acosta	2,000	
Alejandro Saltiel Suzzete	3,000	
Sergio Torres Villarreal	49,900	
Jose Hernandez Marines	20,000	
Raúl Cantú Chapa	20,000	
Maria de Lourdes Cantu Chapa	10,000	
Maria del Roble Cantu Chapa	10,000	
Yolanda Irene Cantú Chapa	10,000	
Eva J. Martinez de la Garza Evia	25,000	
Banco del Centro, S.A. Institucion de Banca Multiple Grupo F	956,000	
Jose Guadalupe Lopez Valenzuela	65,000	
Carlos Stege Muñoz	62,000	
Ma. Del Carmen Perez E de Villalobos	40,000	
Esther Jamson Druker	200,000	
		4,572,913
18 ING. ROGELIO SANCHEZ MARTINEZ Y/O LIC. JORGE SANCHEZ GONZALEZ Y/O LIC. RAUL CAVAZOS MORALES, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE C.V., GRUPO FINANCIERO BANORTE, EN REPRESENTACION DE Gruma, S.A. de C.V.	169,068,930	
		169,068,930

19 SRES. LUIS LAURO LOZANO MONTEMAYOR Y/O DOMINGO ARROSTEGUI RUIZ Y/O ROGELIO GARCIA LARES Y/O FRANCISCO NORIEGA FERNANDEZ, APODERADOS DE CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACION DE

Jesus Francisco Garza Reyna	10	
Alejandra Clariond Rangel	749	
Gerardo Oseguera Altamirano	5,000	
Alejandro Esquivel Torres	19,000	
Martin Faisal Ganem	3,000	
Kent Newberry Taylor	6,000	
Carlos Stege Muñoz	18,000	
Carlos Stege Muñoz	30,000	
Arturo Peniche Perez	30,000	
Armando Jorge Ortiz Cabrera	10,000	
Scott Anthony Mc Millan	1,000	
Barbara Garza Madero de Milmo	5,000	
Antonio Lee Benavides	7,000	
Ramon Sa Udo Hallat	10,000	
Ignacio Gil Aldrete	20,000	
Fdo. Del Mercado para la Mediana Empresa Bancomer GFBM	117,000	
Juan Rodríguez Torres	12,000	
Gustavo Maldonado Soto	30,000	
Cesar Augusto Díaz Lucio	40,000	
Patricia Rebeca Poltolarek Beer	140,000	
Lucy Carpentieri Privietera	5,000	
Patricia Arrubarrena Martínez	65,000	
		573,759 ____________

691

20	LIC. ADRIANA CHUNG RAMOS Y/O ING. ROGELIO SANCHEZ Y/O LIC. CESAR YAÑEZ, APODERADOS DE BANCO J.P. MORGAN, S.A. INSTITUCION DE BANCA MULTIPLE, J.P. MORGAN GRUPO FINANCIERO, EN REPRESENTACION DE J.P. Morgan Chase Bank (GIS)	162,000	162,000
21	LIC. ENRIQUE MARTINEZ ALVAREZ Y/O LIC. JESUS BADIOLA FIERRO, APODERADOS DE INTERACCIONES CASA DE BOLSA, EN REPRESENTACION DE		
	Marie Feldhaus Bolbrugge	10,000	
	Erik Feldhaus Bolbrugge	10,000	
	Bella Tussie Cohen	8,000	
	Marie Feldhaus Bolbrugge	10,000	
	Roberto Garcia Gonzalez	10,000	
	Francisco Valdes Farias	4	
	Rebeca Poplawsky Oberfeld	5,000	
	Cristina Vilchis Peñalosa	20,000	
	Maria del Pilar Gomez y Gomez	87,000	
	Alfonso Manuel Fonticoda Gomez	88,000	
	Jorge Arturo Hinojosa Perez Lopez	42,000	
	Erath Juarez Hernandez	3	
	Max Poltolarek	40,000	
	Maria Luisa Ana Sanchez de Escartin	35,000	
	Enrique Regordosa Valenciana	10,000	
	Juan Gilberto Marin Quintero.	35,000	
			410,007

170

Ordinaria

22	LIC. EDUARDO ENRIQUE DOMINGUEZ ANDALUZ Y/O SR. FRANCISCO GERARDO OROZCO HERNANDEZ Y/O LIC. MARIA EUGENIA PUTZ BOTELLO Y/O ING. JOSE FERNANDO AGUILAR MORENO Y/O LIC. FERNANDO PEREZ-MALDONADO CHAPA Y/O LIC NORA MARIA SEPULVEDA GARZA, APODERADOS DE ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA, EN REPRESENTACION DE			
	Jose Manuel Martinez Nava	95,000		
			95,000	______
23	HECTOR GARZA HAGER Y/O RODRIGO CERNA COLIN, EN REPRESENTACION DE			
	Enseñanza e Investigacion Superior, A.C.	451,000		
			451,000	______
24	SR. JAVIER GUZMAN BARRERA, POR SUS PROPIOS DERECHOS	2,712,800		
			2,712,800	______
25	LIC. MARIO ESPARZA SANCHEZ Y/O LIC. LIDIA GONZALEZ LEAL Y/O C.P. FERNANDO CUELLAR LOZANO Y/O LIC. DANIEL GONZALEZ MARTINEZ Y/O LIC. CARMEN HANDAL MARCOS Y/O ING. JOSE LUIS ESPARZA SANCHEZ Y/O LIC. ROCIO G. GONZALEZ ARENAS Y/O LIC. ADRIANA MEJIA Y/O LIC. GUSTAVO A. MADERO MARCOS Y/O LIC. MARIANO HERNANDEZ SALAZAR, APODERADOS DE CASA DE BOLSA ARKA, S.A. DE C.V., EN REPRESENTACION DE			
	Paul Martel Richaud	10,000		
	Juan Luis Hernandez Bustamante	15,000		
	Laszlo Weisz Roth	10,000		

	Marcos Garzon Faro	1,000	
	Maria Isabel Herrera Zorrilla	10,000	
	Maria Benita Cueli Torre	24,000	
	Maria Benita Cueli Torre	10,000	
	Miguel Angel Uribe Castañeda	10,000	
	Norma Ines de la Serna Cruz	1,500	
	Frida Perez Oceja	2,000	
	Enrique Mata Delgado	10,000	
	Jose Maria Morelos Zaragoza Borbolla	10,000	
	Pablo Millan Villalon	16,000	
	Fondo de Capital de Arka, S.A. de C.V.	7,000	
	Laura Granados Romo	30,000	
			166,500 ______
26	LINA FERNANDEZ FUENTES, POR SUS PROPIOS DERECHOS	24,000	24,000 ______
27	SR. SALVADOR CHARUR SALMAN, POR SUS PROPIOS DERECHOS	50,000	50,000 ______
28	SR. MANUEL FERNANDEZ OROPEZA, POR SUS PROPIOS DERECHOS	10,000	10,000 ______
29	SRA. ESTHER LOZANO GARZA, POR SUS PROPIOS DERECHOS	11,000	11,000 ______
30	SR. ELIUD E. ELIZONDO TREVIÑO, POR SUS PROPIOS DERECHOS	27,000	27,000 ______

31	SR. JOSE DE LA PEÑA LANZ, POR SUS PROPIOS DERECHOS	5,000	5,000
32	SR. RAUL LOBO DE LA GARZA, POR SUS PROPIOS DERECHOS	185,000	185,000
33	SR. MOISES GARZA MENCHACA, POR SUS PROPIOS DERECHOS	4,000	4,000
34	SR. GERARDO HERRERA GUAJARDO, POR SUS PROPIOS DERECHOS	127,000	127,000
35	SYLVIA A. MAIZ MUÑOZ, POR SUS PROPIOS DERECHOS	241,000	241,000
36	SR. RAMIRO RAFAEL GARCIA GONZALEZ, POR SUS PROPIOS DERECHOS	3,000	3,000
37	ANA KARINA LOZANO GARZA, POR SUS PROPIOS DERECHOS	2,150,700	2,150,700
38	SR. JESUS J. DE LA GARZA GUTIERREZ, POR SUS PROPIOS DERECHOS	5,000	5,000

173

39	SR. ARTURO ELIZONDO MARTINEZ, POR SUS PROPIOS DERECHOS	11,000	11,000 ________
40	MARIA EVELIA IZA TOLEDO, POR SUS PROPIOS DERECHOS	11,000	11,000 ________
41	SR. JOSE ALBERTO GOMEZ LEAL, POR SUS PROPIOS DERECHOS	7,000	7,000 ________
42	SR. EDUARDO NERI GARCIA GONZALEZ, POR SUS PROPIOS DERECHOS	71,000	71,000 ________
43	GRACIELA LOZANO GARZA, POR SUS PROPIOS DERECHOS	62,000	62,000 ________
44	SR. MIGUEL A. HERNANDEZ PACHECO, POR SUS PROPIOS DERECHOS	20,000	20,000 ________
45	GRACIELA GARZA LEAL, POR SUS PROPIOS DERECHOS	85,100	85,100 ________
46	MIRTHALA FLORES CABALLERO, POR SUS PROPIOS DERECHOS	1,000	1,000 ________

47	SR. ENRIQUE DIAZ ECHEVERRIA, POR SUS PROPIOS DERECHOS	14,000	14,000
48	SR. LEOCADIO J. VILLARREAL G., POR SUS PROPIOS DERECHOS	22,000	22,000
49	SR. JAVIER CESAR MEJIA ROBLEDO, POR SUS PROPIOS DERECHOS	19,500	19,500
50	SR. JESUS FRANCISCO GARZA REYNA, POR SUS PROPIOS DERECHOS	3,000	3,000
51	JORGE CAMPA LUNA Y/O JOSE GERARDO GARZA DOMINGUEZ Y/O ELVA ELENA UVALLE BERRONES Y/O PAULO CESAR MEDINA PAEZ Y/O MARIA DEL PILAR LAHOZ TORRES Y/O EDGARDO RODRIGUEZ GARZA Y/O SAMUEL FLORES ZARATE Y/O ARTURO BAHENA VOIGT Y/O ARTURO DAVILA DIAZ Y/O MARIA MERCEDES ANAYA BENITO, APODERADOS DE ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. CASA DE BOLSA , EN REPRESENTACION DE		
	Citibank New York -Adr Dept.	615,000	
	CIBC World Markets Corp	2,000	
	Smith Barney Inc.	87,830	
	UBS Paine Webber Inc	61,870	
	Bank of Bermuda LTD	170,000	
	Bear Stearns and Co. Inc.	1,421,000	
	State Street Bank and Trust Co.	626,097	

	Citibank London	150,700	
	Pershing Division of Donaldson	12,090	
	Citibank London	3	
	Dean Witter Reynolds Inc.	6,015	
	Merril Lynch Pierce Fenner Smith	56,054	
	Citibank New York -Adr Dept.	700	
	State Street Bank and Trust Co.	324,369	
	Citibank New York -Adr Dept.	27,839,505	
	State Street Bank and Trust Co.	4,633,500	
	SIS Segaintersettle AG	15,000	
	Cantor Fitzgerald and Co. Inc.	10	
	U.S. Clearing Corp.	10,000	
	State Street Australia LTD	34,000	
	Chase Manhattan Bank London	192,832	
	Banque Internationale a Luxembourg	65,000	
	Lehman Brothers Inc.	1,000	
	CBNY Global Custody-Secore BR910	229,000	
	CBNY Global Custody-Secore BR910	386,000	
	CBNY Global Custody-Secore BR910	1,392,400	
	The Bony As Cust or TR F T Bony Lo	25	
	The Bony As Cust or TR F T Bony Lo	3,000	
	Arnhold/and/S Bleichroeder Inc Ma	12,250	
	Atencion a Clientes (Fid. Green)	10,000	
			38,357,250
52	SR. ALEJANDRO JASSO Y/O GERARDO GONZALEZ Y/O ROGELIO LEAL, APODERADOS DE VALUE, S.A. DE C.V., CASA DE BOLSA GRUPO FINANCIERO FINA VALUE, EN REPRESENTACION DE		
	Margarita Gomez Perez	9,100	
	Jaime Yudelevich Ellstein	5,000	

Jose Carlos Lapuente Uribe	10,000	
Isaura Delgado Torres	20,000	
Amado Delgado Torres	50,000	
Angel Luis de Vecchi Armella	6,000	
Mario de Icaza Bravo	2,000	
Rafael Jaimes Owen	3,000	
Jose Fraustro Sanchez	56,000	
Daniel Padilla Martin	25,000	
Sergio J. Martinez Sanchez	150,000	
Ismael Garza Garcia	11,000	
Alice Penn Brittingham Longoria	15,000	
Rodrigo Javier Garza Garza	15,000	
Lizett Marcos de Marcos	26,000	
Oscar Villanueva Garcia	2,000	
Regina Gudalupe Sada Muguerza	5,000	
Salvador Humberto Martinez Zambrano	99,000	
Maria Teresa Garza Lewels	20,000	
Roman G. Martinez Mendez	526,000	
Antonio Lee Benavides	5,000	
Joel Zorrilla Vargas	15,000	
Isaac Marcushamer Stavchansky	200,000	
Octavio Hector Amaya Melendez	98,500	
Salomon Rincon Torres	2,000	
Guilberto Loya Rodriguez	6,000	
Ramiro Gonzalez Gonzalez	22,000	
Maximiliano Ortiz Arellano	1,000	
Socorro Velazquez Melendez	25,000	
		1,429,600

Rogelio Leal

53 JORGE CAMPA LUNA Y/O JOSE GERARDO GARZA DOMINGUEZ Y/O ELVA ELENA UVALLE BERRONES Y/O PAULO CESAR MEDINA PAEZ Y/O MARIA DEL PILAR LAHOZ TORRES Y/O EDGARDO RODRIGUEZ GARZA Y/O SAMUEL FLORES ZARATE Y/O ARTURO BAHENA VOIGT Y/O ARTURO DAVILA DIAZ Y/O MARIA MERCEDES ANAYA BENITO, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPIO FINANCIERO BANAMEX-ACCIVAL, EN REPRESENTACION DE

Manuel Lizardi Albarran	10,000
Juan David Michel	20,000
Carlos Jose Capilla y Perez	6,000
Max Pierre David Michel	40,000
Alexis Bushdid B	10,000
Max Michel Suberville	60,000
Magdalena Michael de David	60,000
Renne Michel de Guchard	40,000
Ma. Cristina Penalosa de Vilchis	30,000
Norberto Valencia Guerrero	38,000
Shing Mon Wong Kam	20,000
Miguel Chalita Siade	80,000
Jorge Antonio Enriquez Moreno	5,000
Jose N. Aguirre Garza	10,000
Cecilia Nuno de la Parra	5,000
David Hernandez Cano	60,000
Elsa Echeverria de Levy	27,000
Jose Davalos Mendoza	214,000
Guido Natali Pollini	16,000
Alicia Ibarra de Padilla	1,000
Ruben Pineda Ochoa	1,000

178

Miguel Gil Garcia	3,000	
Antonio Pedro Jacobo Manzur	30,000	
Eladio Hernan Torano Alvarez	2,000	
Juan de la Cruz Gutierrez Castrellon	27,000	
Francisco Mendoza Barrera	5,000	
Jose Luis Alcobendas	120,000	
Fernando Molina Montes	10,000	
Rebeca Oliva Ocampo de Vonlanthen	5,000	
Enrique Pontones Martinez	15,000	
Ernesto Espinosa Arteaga	3,000	
Mayer Shlomo Pacanowski Lederman	1,000	
David Paul Nelson	10,000	
Tsang Kwok Keung	14,000	
Rosa Guadalupe Rodriguez de Saenz	2,000	
Bertha Jacquez de Rountree	75,000	
Ma. Lucila Sandoval Rodriguez	40,000	
Leopoldo Gladin Velasco	6,000	
Carlos Melvin Palacios Gomez	6,000	
Diana Romo Rios	1,000	
Inmobiliaria Madabed, S.A. de C.V.	30,000	
Banamex, por cuenta de terceros	485,000	
Monica Maria Olaiz Cortina	2,000	
Luz Elena Olaiz Cortina	2,000	
Adriana Margarita Olaiz Cortina	2,000	
Esther Guadalupe Cueva Garza	30,000	
Ernesto Canales Santos	25,000	
Banamex Division Fiduciaria	0	1,704,000

54	LIC. RAUL CAVAZOS MORALES Y/O ING. ROGELIO SANCHEZ MARTINEZ Y/O LIC. VALENTIN PARRA AREVALO, APODERADOS DE GRUMA, S.A. DE C.V.	430,214,840		430,214,840
55	LIC. EDUARDO VILLEGAS CARDENAS Y/O LIC. JORGE SANCHEZ GONZALEZ Y/O C.P. CESAR YAÑEZ GONZALEZ, APODERADOS DE GRUMA, S.A. DE C.V.	73,935,460		73,935,460
		504,150,300	**410,939,110**	**915,089,410**

LOS SUSCRITOS NOMBRADOS ESCRUTADORES CERTIFICAMOS QUE SE ENCUENTRAN REPRESENTADAS -887'077,193- (OCHOCIENTAS OCHENTA Y SIETE MILLONES SETENTA Y SIETE MIL CIENTO NOVENTA Y TRES) ACCIONES, ORDINARIAS, NOMINATIVAS, SIN EXPRESION DE VALOR NOMINAL Y CON DERECHO A VOTO, QUE CONSTITUYEN EL 96.58 % (NOVENTA Y SEIS PUNTO CINCUENTA Y OCHO PORCIENTO) DEL CAPITAL SOCIAL.

MONTERREY, NUEVO LEON A 16 DE ABRIL DEL 2002

LIC. VALENTIN PARRA AREVALO
Escrutador

C.P. CESAR YAÑEZ GONZALEZ
Escrutador

ITEM 5

ENGLISH-LANGUAGE SUMMARY OF THE RESOLUTIONS ADOPTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002

SUMMARY

OF THE RESOLUTIONS ADOPTED AT THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

The one that subscribes this document, being the Secretary to the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Extraordinary Shareholders' Meeting held on April 16, 2002 adopted the resolutions that are summarized as follows:

FIRST: Approved the modification of articles 6, 9, 10, 11, 12, 14, 15, 16, 18, 20, 24, 27 and 32 of the By-Laws of GRUPO INDUSTRIAL MASECA S.A. de C.V., to conform them to the Stock Market Law and to the general provisions issued by the "Comisión Nacional Bancaria y de Valores", Attached hereto as Exhibit "A" is the English version of such amended articles of the By-Laws.

SECOND: Appointed the special delegates for the formalization of the resolutions adopted by the meeting.

Monterrey, N.L. April 17, 2002

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

EXHIBIT "A"

MODIFIED BYLAWS
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SIXTH ARTICLE.- The capital stock is variable; the fixed portion does not have the right to withdraw, is fully subscribed and paid, and is represented by 918'405,000 ordinary, common and nominative shares, without having a nominal value and being classified as Series "A" and Series "B", which represent the amount of MxP$183'681,000.00 (ONE HUNDRED AND EIGHTY THREE MILLION SIX HUNDRED EIGHTY ONE PESOS WITH 00/100), the variable portion of the capital may not exceed of seven times the amount of the fixed portion without the right to withdraw and shall be represented by ordinary, common and nominative shares without an expression of nominal value.

In the fixed portion of the capital, Series "A" shall represent at least 51% of the Capital stock. And Series "B" shall represent up to 49% of the Capital stock, being both Series of free subscription.

All of the shares shall confer the same rights and obligations to their holders, except for the rights and limitations established for the special classes. Shares may have other characteristics as determined by the General Shareholders' Meeting that approves their issuance thereof.

The Company shall only recognize as a shareholder those persons or entities that are inscribed in the Company's stock registry or in the "*Instituto Nacional para el Depósito de Valores*" as owners of such shares.

The companies in which the Company is the owner of the majority of the shares or social parts, may not be directly or indirectly shareholders of the Company nor of any other company that is a majority shareholder of the Company or if they are not, they have knowledge that it is a shareholder of the Company.

In the event of cancellation of the registry of the Company's shares in the "*Sección de Valores del Registro Nacional de Valores*", whether by request of the Company or by resolution of the "*Comisión Nacional Bancaria y de Valores*" pursuant to the applicable law, the shareholders that have the control of the Company assume the obligation to make a public offer to buy, prior to the cancellation and at least at the higher price that results between the average closing of any transactions made during the thirty days prior to the offer and the book value of the stock pursuant to the last quarterly report presented to the "*Comisión Nacional Bancaria y de Valores*" and to the stock market prior to the offering. To modify this provision in the Corporate Bylaws a General Extraordinary Shareholders' Meeting is required, in which the voting quorum shall be 95% (ninety-five percent) of the capital stock as well as the prior approval of the "Comisión *Nacional Bancaria y de Valores*".

The Company's majority shareholders will not be compelled to undertake such public offering if the consent of all of the shareholders approving such deregistration is recorded.

In the event that once the public offer to buy is made and prior to the cancellation registry of the Company's shares in the "*Registro Nacional de Valores*", the shareholders that have the control of the Company are not able to purchase one hundred percent of the capital stock, they shall allocate in a trust for a period of two years, the necessary resources for the sole purpose of buying at the same price as that of the offer, the shares of the investors that responded to such offer. In the informational brochure the terms and conditions of such trust shall be disclosed.

NINTH ARTICLE.- Except for those increases of the capital stock that are made as a consequence of the issuance of repurchased own stock made pursuant to these Bylaws, any increase in the fixed portion of the capital stock must be approved by the General Extraordinary Shareholders' Meeting. Except for those increases of the capital stock that are made as a consequence of the issuance of repurchased own stock made pursuant to these Bylaws, the variable portion of the capital stock may be increased with the only formality that the increase be approved by the General Ordinary Shareholders' Meeting, and the resulting minutes shall be protocolized by a public notary, without the need of registering the deed issued by the Public Notary reflecting the protocolization of the resolution in the corresponding Public Registry of Commerce. No increase of capital stock may be decreed until all of the previously issued shares have been fully paid. The shares that based in a resolution of the General Ordinary Shareholders' Meeting that orders the issuance, must be deposited in the Company's treasury for their delivery pursuant to the frequency of their subscription, may be offered for their subscription and payment by the Board of Directors, respecting at all times the Company's shareholders' preferential rights referred to herein. The capital stock may also be increased through the capitalization of the equity accounts referred to in article one hundred sixteen of the General Law of Mercantile Corporations or through capitalization of debt. In the increases based from the capitalization of equity accounts, all of the new shares shall be entitled to receive the proportional part of the shares issued to represent the relevant capital increase.

With the prior authorization of the "Comisión Nacional Bancaria y de Valores" the Company may issue shares for their placement in the general public, as long as they are maintained under the custody of an institution for the deposit of securities and the conditions set forth in Article 81 of the Stock Market Law are met.

Any capital stock increase or decrease in the variable portion of the capital stock shall be registered in a registry book that the Company shall keep for such purpose.

The shareholders shall have the preferential right to subscribe the new shares issued in the event of an increase of the capital stock, proportionate to the number of shares that they own at the time such increase is resolved. Such right must be exercised within the time period determined to that effect by the Shareholders' Meeting that resolved such increase of capital, however under no circumstance shall such period be less than fifteen days from the day following the publication of the corresponding resolution in the "*Periódico Oficial del Estado*" or in one of the newspapers of greater circulation in the domicile of the Company.

In the event that after the expiration of the period set forth for the shareholders to exercise their preferential right mentioned in the prior paragraph, there remained unsubscribe shares, these maybe offered for their subscription and payment at the conditions and terms determined by the Meeting that had agreed capital stock increase, or pursuant to the terms set forth by the Board of Directors or the delegates designated by the Meeting for such purposes.

Except for the reductions of capital stock that are made as a consequence of the repurchase of own shares as set forth in this Article, reductions of capital stock in the fixed portion must be resolved by the General Extraordinary Shareholders' Meeting. Except for the reductions of capital that are made as a consequence of the repurchase of own shares, the variable portion of the capital stock may be reduced with the only formality being that the reduction be resolved by the General Ordinary Shareholders' Meeting, without the need of registering the deed issued by the Public Notary reflecting the protocolization of the corresponding resolution in the Public Registry of Commerce.

The capital stock may be reduced (i) to absorb losses (ii) due to a reimbursement to the shareholders, (iii) for freeing up of funds granted to the shareholders from unrealized exhibits, (iv) by the exercise of the right to withdraw contributions by the owners of the shares representing the variable portion of the capital stock, and (v) by the purchase of the Company's own shares pursuant to the Company's Bylaws.

The reductions of capital to absorb losses shall be made on a strict proportionate basis among the shareholders, without the need of canceling the corresponding shares since they do not have a nominal value. In the event of reductions of the capital stock for reimbursement to the shareholders, such reimbursement shall be made on a proportionate basis among them, in the understanding that the price of the reimbursement may not be less than the book value of the shares pursuant to the last statement of financial position that had been approved by the Ordinary Shareholders' Meeting.

In the event of capital stock reduction as the result of the exercise by the shareholders of their rights to withdraw fully or partially their contributions to the variable portion of the capital stock, such reduction of capital shall be made in strict observance of articles two hundred and twenty and two hundred and twenty-one of the General Law of Mercantile Corporations and also, reimbursing the shares of reference at the lower price of: (i) ninety-five percent of the price of the share in the stock market, gathered from the average of transactions made during the thirty days prior to the date when the withdrawal is effective; or (ii) the book value of the shares pursuant to the financial position statement corresponding to the closing of the fiscal year in which the withdrawal becomes effective, previously approved by the General Ordinary Shareholders' Meeting. In all cases, the partial or full withdrawal of contributions shall be notified expressly to the Company and the payment of the withdrawal shall be payable by the Company on the day after the General Ordinary Shareholders' Meeting that had approved the financial position statement corresponding to the fiscal year in which the withdrawal is effective.

Holders of shares representing the variable portion of the capital stock may only exercise the right to withdraw up to the amount of such variable capital stock and under no circumstance, will they be able to exercise such right when it implies the reduction of capital stock to less than the established minimum capital.

Likewise, the General Extraordinary Meeting may resolve regarding the amortization of the Company's shares with retained earnings without reducing the capital stock, complying in such case, with the provisions of Article 136 of the General Law of Mercantile Corporations. Such amortization shall take place, as preferred by the General Extraordinary Meeting: (1) through the purchase of the corresponding shares as part of a public offer undertaken through a stock market , at a price and pursuant to the method so determined by the General Extraordinary Meeting, which may delegate such attribution in the Board of Directors, or (ii) proportionately among all shareholders so that, after undertaking the amortization, the shareholders maintain the same proportion of capital stock with respect to the capital stock that they had before. The amortized shares shall be annulled and the corresponding certificates shall be cancelled.

The Company may purchase shares representing its capital stock through the stock market in which they operate, at the prevailing market price. The purchase of such own stock will be made at the expense of the equity of the Company if the repurchased shares remain in the power of the Company, or at the expense of the capital stock if it is decided to turn the repurchased shares into treasury shares, in which case, the resolution by the Shareholders' Meeting will not be required.

The General Ordinary Shareholders' Meeting shall expressly resolve, for each fiscal year, the maximum amount of monetary resources that may be used for the repurchase of own stock, with the only limitation that such amount of resources under no circumstance shall be greater than the balance of the total net profits of the Company, including retained earnings. To that effect, the Board of Directors shall designate the person or persons responsible for the acquisition and placement of such repurchased shares.

The Company shares owned by the Company or, if applicable, the treasury shares referred to in this Article, despite what is established in the General Law of Mercantile Corporations, may be placed among the public, without it being necessary for the increase of the capital stock, to obtain the resolution of any Shareholders' Meeting or of the Board of Directors, with respect to its placement.

TENTH ARTICLE.- The Company's Management shall entrusted to a Board of Directors composed of at least five and no more than twenty Proprietary Directors, as determined by the Shareholders' Meeting, of which at least twenty-five percent of the members shall be Independent Directors. Each Proprietary Director will be appointed its corresponding Alternate, in the understanding that the Alternate Directors of such Proprietary Directors that are Independent, must also have the same characteristic. They shall remain in office for one year, however they shall continue in their positions such until the individuals appointed to replace them take hold of such positions; they may be reelected and shall receive as compensation the amounts determined by the General Ordinary Meeting.

Independent Directors shall be those individuals that are selected for their experience, capacity and professional prestige and under no circumstance may they be:

1. The Company's employees or executives, including those persons that occupied such positions during the year immediately prior;
2. Shareholders that without being employees or executives of the Company, they have the power or control over the Company's executives;
3. Shareholders or employees of the companies or associations that render consulting or advisory services to the Company or to companies that are part of the same economic group of the Company, and the income of which represents ten percent or more of its total income;
4. Customers, suppliers, debtors, creditors, shareholders, directors or employees of a company that is a significant customer, supplier, debtor or creditor of the Company. It is considered that a customer or supplier is significant when the Company's sales represent more than ten percent of the total sales of the customer or supplier respectively. Likewise, it is considered that a debtor or creditor is significant when the amount of the credit is more than fifteen percent of the assets of the Company or its counterpart;
5. Employees of a foundation, civil association or company that receives significant donations from the Company. It is considered that significant donations are those that represent more than fifteen percent of the total of donations received by the institution.
6. Chief executive officers or high ranking executives of a company in the Board of Directors of which the Company's Chief Executive Officer or high ranking executives participate; and
7. Spouses or concubines, as well as the relatives by reason of blood or marriage through the first level regarding one of the persons listed in items 3 through 6 above, or through the third level regarding the persons identified in items 1 and 2 of this Article.

ELEVENTH ARTICLE.- Any shareholder or group of shareholders owners of shares that represent at least 10% of the capital stock, shall have the right to designate a Proprietary Shareholder and its corresponding Alternate.

Additionally, every minority of shareholders of shares with a restricted vote, different than those set froth in Article 113 of the General Law of Mercantile Corporations, or of restricted vote referred to in such provision, that represents at least ten percent of the capital stock in one or both series of shares shall have the right to designate at least one director and its corresponding Alternate. In the absence of such designation by the minorities, the owners of such class of shares shall have the right to appoint at least two directors and their corresponding Alternates; such designations, as well as the directors' substitutions and revocations shall be resolved in a Special Meeting.

The appointment made by the minority shareholders may only be revoked when the appointment of all of the other Directors is resolved as well

TWELFTH ARTICLE.- The Board of Directors shall have all of the rights and obligations to manage and lead the Company, being able, therefore, to decide on anything concerning the complying of the corporate purpose and in general, all of the faculties necessary for undertaking the management being entrusted and consequently, it will be able to undertake every action that directly or indirectly is related with the corporate purpose, to which effect it shall have the following: I.- GENERAL POWER OF ATTORNEY FOR LAWSUITS AND COLLECTIONS, with all the general and special powers requiring special power or clause, without any limitation whatsoever, with the ampleness of the first paragraph of Article 2554 (two thousand five hundred fifty four) of the Civil Code of the Federal District and the correlative Articles in the Civil Codes of any and all States of the Republic of Mexico, including without any limitation, the faculties to promote and desist from any proceeding including the "amparo" proceeding, to settle or compromise or subject to any arbitration proceeding the Company's rights and legal proceeding, undertake issue or accept reductions of amounts due and grant additional time for compliance, intervene as a bidder in auctions, formulate and present questionnaires, denunciation or accusations corresponding to the crimes that are committed with a direct or indirect detriment of the Company, as well as granting pardons, to question judges, magistrates or any other public servant, jurisdictional body or the "Junta de Conciliación y Arbitraje" in individual or collective matters, and in general represent the Company before any kind of authority and before any individual. II.- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION.- being empowered to negotiate and enter into every kind of understandings, arrangements, agreements or any other kind of legal actions be them of civil, administrative or any other kind of nature, pursuant to the terms of the second paragraph of Article 2554 (two thousand five hundred fifty four) of the Civil Code of the Federal District and the correlative Articles in the Civil Codes of any and all States of the Republic of Mexico. III.- POWER OF ATTORNEY FOR FINANCIAL AND EXCHANGE MATTERS, pursuant to the terms of Articles 9 and 85 of the General Law of Negotiable Instruments and Credit Operations, being empowered to grant, issue, subscribe, bestow, endorse, guarantee and negotiate in any form any kind of contracts and credit instruments on behalf of the Company. IV.- GENERAL POWER OF ATTORNEY FOR ACTS OF DOMAIN, being empowered therefore to sell, encumber, offer in guarantee or put into a trust and in general dispose and affect in any form and under any legal title, the assets of the Company, both those that constitute Fixed Assets and those known as Current Assets, with the powers that correspond per the law to the owner pursuant to the terms of the third paragraph of Article 2554 (two thousand five hundred fifty four) of the Civil Code of the Federal District and the correlative Articles in the Civil Codes of any and all States of the Republic of Mexico. V.- Regarding the Powers and the faculties above mentioned, the Board of Directors shall have the right to delegate them and grant General or Special Powers of Attorney and to revoke those previously granted.

Independently of the provisions of this Article, the Board of Directors shall require the prior authorization of the General Ordinary Shareholders' Meeting to approve the purchase or sale or the exercise of the right of withdrawal under the following circumstances:

a). When the value of the purchase of shares in a different company, through one or more simultaneous or successive acquisitions, exceeds 20% of the capital stock, as set forth in the last financial position statement of the holding company. However the approval of the Meeting shall not be required when shares or social parts of other companies involved in activities which are coincidental with the ones of the Company, are being purchase.

b). When the value of the sales of shares of a different company, through one or more simultaneous or successive sales exceeds 20% of the capital stock, as set forth in the last financial position statement of the holding company. Likewise, the prior approval of the Meeting shall also be required when the sale of the shares implies through one or various simultaneous or successive transactions, the loss of control by the listed company of the shares, which activities are coincidental with the ones of the Company.

c). When the exercise of the withdrawal right represents, through one or more simultaneous or successive acts, the reimbursement of shares that have a value that exceeds 20% of the capital, as set forth by the last financial position statement of the controlling company.

The authorization of the Shareholders' Meeting shall also be required when the withdraw implies, through one or more simultaneous or successive acts, the loss of control of the company that issued the shares which activities are coincidental with those of the Company.

Independently of the Shareholders' Meeting authorizations, it shall be the unassignable faculty of the Board of Directors to approve the operations that deviate from the ordinary course of business and that are to be executed between the Company and its shareholders, with persons that form part of the Company's management or with whom such persons maintain patrimonial links or, if applicable, relationship links, by blood or marriage through the second degree, the spouse or concubine, the purchase or sale of ten percent or more of the Company's assets; the granting of guarantees for an amount in excess of thirty percent of the Company's assets; as well as operations different from the above that represent more than one percent of the Company's assets.

The members of the Board of Directors shall be responsible of the resolutions adopted regarding the matters referred to in the previous paragraph, except in the event set forth in Article 159 of the General Law of Mercantile Corporations.

The shareholders that at least represent fifteen percent of the capital stock may exercise the civil responsibility action against the management, as long as the requisites established in Article 163 of the General Law of Mercantile Corporations are satisfied. Such action may also be exercised with respect to the Statutory Auditors and members of the Audit Committee.

FOURTEENTH ARTICLE.- The Board of Directors shall meet at least once every three months. The Chairman of the Board of Directors, at least the twenty five percent of the Directors, or any of the Company's Statutory Auditors, may summon to a meeting of the Board of Directors.

For the sessions of the Board of Directors and the resolutions thereto, to be binding, the attendance of the majority of the members is required. The sessions of the Board shall be presided by the Chairman. If the Chairman does not attend the meeting, such session shall be presided by the Director designated by the majority of votes of the Directors; as Secretary shall act the one appointed to that effect; in the event of his or her absence the substitute shall be that person so designated by the Directors per the vote of the majority. Resolutions adopted outside the scope of a session of the Board, through the unanimous vote of its members, shall have for all legal purposes the same validity as if it had been adopted in a Board session, as long as they are confirmed in writing.

FIFTEENTH ARTICLE.- The Board of Directors shall adopt its resolutions by the majority of votes of the members present. The determination of the vote in the General Extraordinary Shareholders' Meeting of the companies in which the Company owns the majority of the shares shall correspond exclusively to the Board of Directors. The favorable vote of the majority of the Directors is required to resolve regarding the designation of those persons that shall represent the Company in those companies in which it is a shareholder, as well as determining the way in which the Company's corresponding rights are exercised. The Chairman of the Board of Directors shall have a qualified vote in the event of a tie. The minutes of the each session of the Board of Directors shall be registered in the corresponding book and shall be signed by the Chairman and the Secretary. Likewise the minutes shall be signed if desired, by the Statutory Auditor that attends the session.

SIXTEENTH ARTICLE.- The Company shall form an Audit Committee, to which shall be conformed with Directors, of which the chairman and the majority of the members shall be Independent and shall allow the presence of the Company's Statutory Auditor or Statutory Auditors, who shall attend as guests with the right to speak however without a vote.

The members of the Audit Committee shall be appointed by the Ordinary Shareholders' Meeting; they shall remain in office for one year, however they shall continue in their positions until their replacements take hold of their positions, and shall receive the compensation decided by the Shareholders' Meeting.

The Audit Committee shall have the following functions, among others: (i) prepare an annual report of its activities and render it to the board of directors; (ii) issue opinions with respect to related party transactions; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the board of directors candidates to be the external auditors of the Company and the conditions pursuant to which they will be hired,; (v) revise our financial information and arrange the issuance process of the same; (vi) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors and (vii) verify that the Company has the necessary mechanisms to allow assurance that it is compliance with applicable laws and inform the board of directors on that respect.

The Board of Directors must present to the Shareholders' Meeting the Audit Committee's report.

EIGHTEENTH ARTICLE.- The surveillance of the Company shall be entrusted to one or more Statutory Auditors and the alternates as determined by the General Ordinary Shareholders' Meeting. The Statutory Auditors and their respective alternates may be or not shareholders, with the exception established in Article sixty-five of the General Law of Mercantile Corporations; shall be appointed and removed at any time by the shareholders in an Ordinary Shareholders' Meeting, guaranteeing their performance in the same manner established for the Directors and shall perceive the compensation determined by the shareholders in the Ordinary Shareholders' Meeting.

The owners of the shares with or without the right to vote that represent at least ten percent of the capital stock may designate a Statutory Auditor.

The Statutory Auditor or Statutory Auditors shall have the faculties and obligations set forth in the General Law of Mercantile Corporations. The temporary or permanent vacancy in the position of Proprietary Statutory Auditor shall be covered by the Alternate Statutory Auditor, if any, and in his or her absence the Board of Directors within a term of ten days, shall summon a General Ordinary Shareholders' Meeting, which shall deal about the election of the new Proprietary and Alternate Statutory Auditors.

TWENTIETH ARTICLE.- The Statutory Auditors shall be summoned to all of the sessions of those intermediate consulting committees in which the Board of Directors has delegated any power. Likewise, the Statutory Auditors shall have the attributions and obligations listed in Article one hundred sixty six of the General Law of Mercantile Corporations.

TWENTYFOURTH ARTICLE.- The Summons to General Shareholders' Meetings shall be made by the Board of Directors or by the Statutory Auditors. However, shareholders that represent at least ten percent of the capital stock may, at any time, request in writing that the Board of Directors or the Statutory Auditors summon a General Shareholders' Meeting to discuss the items specified in their request. Any shareholder that owns one share shall have the same right in any of the events referred to in Article one hundred and eighty-five of the General Law of Mercantile Corporations. If the Board of Directors or the Statutory Auditors do not initiate the call within the fifteen days following the date of the request, a Civil or District judge of the Company's domicile shall proceed with the call per the request of any of the interested parties, who shall exhibit their shares for such purpose.

TWENTYSEVENTH ARTICLE.- The shareholders may be represented at the Meetings by the person or persons that they designate through proxy letters granted in forms elaborated by the Company, which shall meet the following conditions: 1. Clearly set forth the Company's name, as well as the corresponding Agenda, which shall not have under the item "general matters" the items referred to in Articles 181 and 182 of the General Law of Mercantile Corporations, and 2. Have space for the instructions that the grantor sets forth for the exercise of the proxy.

The secretary of the Board of Directors shall confirm that the indications set forth in this article are observed and shall inform to that effect to the Shareholders' Meeting, which shall be reflected in the corresponding minutes.

THIRTYSECOND ARTICLE.- If in the Meetings the number of shares set forth in the prior articles were not represented on the date set forth in the first call, such call shall be repeated and such Meeting shall decide regarding the items set forth in the Agenda regardless of the number of shares represented in the event it is an Ordinary Meeting. If the Meeting is an Extraordinary one, in any event the favorable vote of the Shares that represent at least fifty percent of the capital stock will be required.

The shareholders with shares with voting right, even in a limited or restricted form, that gather at least ten percent of the shares represented at a Meeting, may request the voting deferral of any matter which they do not consider themselves sufficiently informed, complying the terms and conditions set forth in article 199 of the General Law of Mercantile Corporations. When they gather at least twenty percent of the capital stock, such shareholders may judicially oppose those resolutions of the General Meetings on which they have the right to vote, as long as they comply with the requirements set forth in article 201 of the General Law of Mercantile Corporations, with article 202 of such Law being equally applicable.

ITEM 6

SPANISH-LANGUAGE SUMMARY AND MATERIALS IN CONNECTION WITH THE RESOLUTIONS ADOPTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING DATED APRIL 16, 2002

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

RESUMEN

DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA EXTRAORDINARIA DE ACCIONISTAS DE GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

El que suscribe, Secretario del Consejo de Administración de GRUPO INDUSTRIAL MASECA, S.A. DE C.V., ***HACE CONSTAR :***

Que la Asamblea General Extraordinaria de Accionistas celebrada el 16 de Abril del 2002, adoptó los acuerdos que en resumen son los siguientes:

PRIMERO: Aprobó la modificación de los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 24°, 27° y 32°, de los estatutos de Grupo Industrial Maseca, S.A. de C.V. para adecuarlos a la Ley del Mercado de Valores y a las disposiciones expedidas por la Comisión Nacional Bancaria y de Valores.

SEGUNDO: Designó a los delegados especiales para formalizar ante Notario Público la reforma a los estatutos sociales de Grupo Industrial Maseca, S.A. de C.V.

Monterrey, N.L., 17 de Abril del 2002

LIC. SALVADOR VARGAS GUAJARDO
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

AVE. LA CLINICA No. 2520, EDIFICIO DELTA 1er. PISO COL. SERTOMA MONTERREY, N.L., 64710
TEL. 83-399-3800 83-333-6022

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

Abril 17 del 2002

COMISION NACIONAL BANCARIA Y DE VALORES
DIRECCION GENERAL DE EMISORAS
Ave. Insurgentes Sur #1971 Plaza Inn Torre Sur
Col. Guadalupe Inn, C.P. 01020
México, D.F.

Estimados señores:

El que suscribe, Secretario del Consejo de Administración de **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**, *comunica para los efectos a que hubiere lugar, que los libros* de actas de asambleas de accionistas, sesiones del consejo de administración, registro de acciones y de variaciones de capital, se encuentran actualizados hasta la fecha.

Atentamente,

LIC. SALVADOR VARGAS GUAJARDO
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

AVE. LA CLINICA No. 2520, EDIFICIO DELTA 1er. PISO COL. SERTOMA MONTERREY, N.L., 64710
TEL. 83-399-3800 83-333-6022

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

Marzo 22 del 2002

INMEDIATA PUBLICIDAD
MEXICO, D.F.

AT'N. LIC. ROSA CARMINA VILLANUEVA
FAX: 5675-59-60 5676-92-47 5675-14-22

Estimada Licenciada:

Al presente adjunto la convocatoria de GRUPO INDUSTRIAL MASECA, S.A. DE C.V., para que sea publicada el día 26 de Marzo en el periódico EL FINANCIERO de esa ciudad.

La factura debe emitirse a nombre de :

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
Ave. La Clínica No. 2520, Edificio Delta 1er. Piso
Col. Sertoma
Monterrey, N.L., 64710

R.F.C. GIM-810710-D40

Esta factura favor mandarla cobrar a Reforma No. 300 - 6° Piso, México, D.F. con atención al C.P. Sergio Hernández Meléndez.

Agradezco se coordine con el C.P. César Yáñez cualquier asunto relacionado con la publicación al teléfono 399-3335.

Atentamente,

LIC. ROGELIO SANCHEZ GARCIA
TEL: 399-32-39
FAX: 399-32-96

C.C./ ING. ROGELIO SANCHEZ MARTINEZ
C.P. LUIS GONZALEZ ESCAMILLA
C.P. CESAR YÁNEZ GONZALEZ
C.P. SERGIO HERNANDEZ MELENDEZ

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CELEBRADA EL 16 DE ABRIL DEL AÑO 2002 A LAS 18:00 HORAS EN EL SALON "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVENIDA HIDALGO ORIENTE No. 310 EN MONTERREY, NUEVO LEON.

No. De Tarjetas de Entrada		ACCIONES SERIE "A"	ACCIONES SERIE "B"	TOTAL POR TARJETA	FIRMA
1	SRES. GUILLERMO BARRERA MORENO Y/O JOSE DE LA GARZA TREVIÑO Y/O JACOBO GOMEZ GUTIERREZ Y/O FRANCISCO HARRSCH ALEIX Y/O MAYELA GONZALEZ CANALES Y/O EDUARDO ARRANGOIS CRESPO Y/O LUIS LAURO LOZANO MONTEMAYOR Y/O DOMINGO AROSTEGUI RUIZ Y/O ROGELIO GARCIA LARES, APODERADOS DE BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACION DE:				
	Spear Leds and Kellogg		5		
	Hankers Trust Co for Benefit of Client		10		
	MGTCO NY Brusells of as op Euroclear		777,583		
	Crouse Hinds Domex, S.A. De C.V.		7,000		
	Laboratorios Senosiain, S.A.		5,000		
	Laboratorios Clinicos de México, S.A. De C.V.		6		
	Laboratorios Promeco de México, S.A. De C.V.		27		
	Polimeros y Derivados, S.A.		266		
	Polimeros y Derivados, S.A.		313		
	Soc. De Motores Domesticos, S.A. de C.V.		52		

Arancia CPC, S.A. De C.V.	17
Billy Thomas	10,000
Abdul Ahhad Jajoorttik Kassab	30,000
Alfonso J. Piedad Cortes Hernandez	60,000
Jesus Hernandez Barrera	90,000
Manuel Haces Gonzalez	5,000
Roberto Robles Carbajal	8,000
Juan Gutierrez Castellon	10,000
Javier Rodríguez Camarena	20,000
Gilberto Gallarzo Navar	100,000
Toribio Juan Miranda Garcia	100,000
Rafael Pacheco Montero	7,000
Jose Enrique Gilberto Prado Garza	15,000
Jose Luis Aldrete Roman	6,000
Maria Elena Vega de Peon	20,000
Marco Antonio Ortega Perez	4,000
Alfredo Moreno Renteria	5,000
Susana Bours de Miranda	10,000
German García Garza	10,000
Emilio Gonzalez Lorda	100,000
Jose Wapinski Kleiman	7,000
Oscar Eduardo Tamez Aguirre	13,000
Jesus Hernandez Barrera	32,000
Augusto Cesar V Lopez Romero	45,000
Octavio Llano Zaragoza	20,000
Concepcion Robledo Gallardo	5,000
Darol Care Swenson	5,000
Walter Albert Verlage Bohem	40,000
Jorge Alberto Verlage Rodriguez	15,000
Mirthala Benavides de Prado	5,000
Amparo Espinosa Rugarcía	246,750
Luis Felipe Salas Benavides	55,000

Javier Palacios Macedo Llaca	407,000
Angeles Espinosa Rugarcía	1,151,500
Javier Guzman Barrera	140,000
Juan Salvador Robinson Bours A	47,800
Luis Lauro Martinez Montemayor	10,000
Sergio Guzman Barrera	85,000
Maria del Rosario Elizondo de Garza	7,000
Claudio Lozano Guerra	5,000
Paulina Treviño de Morales	14,000
Joaquin Arizpe de la Maza	20,000
Eduardo Padilla Martinez	15,000
Rolando Cueva Barrera	95,000
Rogelio Cueva Barrera	95,000
Rolando Cueva Barrera	60,000
Rogelio Cueva Barrera	60,000
Juan Manuel Garcia Mireles	12,000
Fernando Antonio Salinas Martinez	10,000
Mario Rodriguez Alanis	101,000
Maria Teresa Barrera Villarreal	210,000
Gustavo Adolfo Hernandez Barrera	20,000
Roberto Guzman Barrera	90,000
Sergio Mario Gutierrez Alcala	50,000
Maria Esther Aguirre de Rodríguez	20,000
Alberto Weill Brean	7,000
Elia Gonzalez Calleja	2,000
Walter Scwedhelm Doguin	27,000
Pedro Antonio Kuri Guerra Padua	500
Armando Rodriguez Torres	16,000
Nicolas Zapata Cardenas	15,000
Luis Ramirez Sotelo	244,000
Ana María Morato García	5,000
Guadalupe Espinoza Rugarcía	246,750

t.b1

	María Eugenia Casas de Benabib	18,000		
	Jose Zeno Edgar Doberning Garrido	5,000		
	Jose Antonio Landero Cruz	20,000		
			5,220,579	
2	LIC. GERARDO TREVIÑO GALARZA Y/O LIC. JOSE PARIS SANCHEZ ROVIROSA Y/O C.P. FERNANDO GARZA GARZA, APODERADOS DE FINAMEX CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO FINAMEX, EN REPRESENTACION DE:			
	Ma. Luisa Scheitino de Huerta	5,000		
	Irving Goldberg Hecht	30,000		
	Andres Arrate Lozada	5,000		
	Ignacio Ruben Sanchez Crespo	20,000		
	Evangelina Astorga Dorantes	2,000		
	Felipe L. Sanchez Garcia	6,900		
	Patricia Martinez de Cantu	10,000		
	Ma. Guillermina Garcia Flores	12,000		
	Rafael Romero Balaguer	3,000		
	German Ambrosio Lee	3,000		
	Jose Hernandez Marines	96,000		
	Ing. Antonio Uribe Perez	5,000		
			197,900	
3	LIC. IGNACIO A. MARTINEZ ALANIS, POR SUS PROPIOS DERECHOS	10,000		
			10,000	

4	SRA. OLIVIA MARTINEZ MUGUERZA, EN REPRESENTACION DE:			
	Lic. Ignacio A. Martinez Alanis	5,000		
			5,000	
5	SR. JAIME GONZALEZ PAEZ, EN REPRESENTACION DE:			
	Lic. Ignacio A. Martínez Alanis	5,000		
			5,000	
6	LIC. ANDREA AMOZURRUTIA CASILLAS Y/O ADOLFO DIAZ FLORES Y/O RODOLFO ARROYO GARZA, Y/O JESSICA SCMIDT TORRES Y/O ULISES GONZALEZ LANKENAU, APODERADOS DE GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO FINANCIERO GBM (ANTES GRUPO FINANCIERO GBM ATLANTICO), EN REPRESENTACION DE:			
	Ricardo Benjamin Salinas Pliego	1,200		
	Banca Quadrum, S.A. Institución de Banca Multiple FID. 0035	118,800		
	Arturo Ponce Alcala	35,000		
	Emma Laura Lopez Oreenham	2,000		
	Praltor Enterprises, A.V.V	9,000		
	Margarita Bolbrugge de Feldhaus	15,000		
	Deutsche Bank Securities Corporation	50		
	Idolisa Doria de Marroquin	38,000		
	Manuel Maria Ortiz Berazaluce	10,000		
			229,050	

7 LIC. OSCAR DANIEL RODRIGUEZ Y/O LIC. BERNARDO ELOSUA Y/O LIC. VICTOR GUERRA P., APODERADOS DE INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO, S.A. DE C.V., POR CUENTA PROPIA Y EN REPRESENTACION DE:

Ariza Torrejon Ma. del Carmen	30,000
Askenazi de Harari Niza	11,000
Banco Nacional de Mexico, S.A. Div. F	12,904,900
Barnetche Altamirani Maria Cristina	10,000
Brlie Jaques Jorge	10,800
Beteta Vallejo Monica	50,000
Beteta Vallejo Monica	7,000
Binvex Fid. /0261	28,576,200
Brun Ramos Francisco	200,000
Caltum Chivera Alfredo	5,000
David de Van-Lathem Monique	1,350,000
David Michel Juan	1,087,000
David Michel Juan	250,000
David Michel Max	1,392,500
Davis Lincoln Rianhard	68,100
De Cordova Bojorquez Joaquin	40,000
De Laborde de Iturbide Daniel Juan Claudio	10,000
De Montalembert B. de Laborde Marie Aimee	20,000
De Yturbe Bernal Antonio	52,000
Dunand Raymond Alberto	33,000
Elosua de Elizondo Maria del Carmen	8,000
Elosua de Elizondo Maria del Carmen	24,000
Elosua de Rueda Catalina Ma.	8,000
Elosua Robles Bernardo	8,000
Elosua Robles Cecilia	8,000
Fernandez de Cevallos Urueta Gonzalo	21,000
Fernnadez Hano Josefina	6,000

Garber de Rosenthal Esther	26,500
Garcia Cors Ma. de Lourdes	1,000
Garcia Cors Ma. de Lourdes	52,000
Garcia Cors Ma. de Lourdes	1,000
Garcia de Secades (3a) Ma. de Lourdes	136,300
Garcia de Secades (3a) Ma. de Lourdes	38,000
Gerard Rivero Hipolito Valentin	10,000
Gonzalez Herrera Guillermo	8,000
Glichard Michel Magdalena Maria	1,821,000
Guichard Michel Miguel	1,825,000
Guichard Michel Rene	1,825,000
Invex Casa de Bolsa, S.A. de C.V.	14,516,100
Jasso Sepulveda Guillermo	367,800
Laborin de Parada Carmen	20,500
Lewinberg Safir Emmy Alicia	17,000
Manuel Barba	12,000
Martinez Benavides Rosa Laura	35,000
Martinez de Elosua Rosa Maria	89,000
Martinez del Rio Gomez Morin Casilda	20,000
Mireles Flores Enrique	40,000
Michel de David Magdalena	6,031,800
Michel de Guichard Renne	5,340,000
Michel de Guichard Renne	1,625,000
Miranda de Porres Julieta	20,200
Obregon Carranza Mayo Jesus	192,200
Obregon Perez Cirera Susana	30,000
Padua Sayeg Elena Josefina	64,000
Parada Laborin Rafael	35,900
Parada Laborin Ricardo Arturo	161,200
Ponton Porres Laura	62,400
Ponton Porres Luis Miguel	58,300
Ponton Posadas Luis	88,500

Porres Bueno Oton	155,900	
Porres de Alverde Ma. Julieta	49,700	
Porres de Leal Ma. Isabel	193,400	
Porres de Ponton Rocio	128,900	
Porres Miranda Antonio	8,600	
Sanchez Cavazos Manuel	10,000	
Santillan Magallon Manuel	14,000	
Secades Fornell (1B) Angel	218,700	
Secades Fornell (2A) Angel	38,000	
Serrato Combe Marcela	13,000	
Sierra Gonzalez Jorge Alejandro	13,100	
Suarez Gerard Pablo	5,000	
Terrein Decottignies Claude	904,000	
Tiburcio de Rullan Elba	31,000	
Torreblanca de Mireles Norma	27,300	
Torreblanca Elias Calles Myrna	17,500	
Z Cap 2, S.A. de C.V. Sociedad de	1,380,000	
Zapata de los Santos Tomas	60,000	
		84,029,300

8 LIC. JAIME PORTILLA ESCALANTE Y/O LIC. ALEJANDRO DE LA GARZA GARCIA Y/O LIC. ANA LUISA GONZALEZ ELIZONDO Y/O SR. HUMBERTO FERNANDEZ, APODERADOS DE CASA DE BOLSA BITAL, S.A. DE C.V., GRUPO FINANCIERO BITAL, EN REPRESENTACION DE:

Gabriel Pacheco Reyna	40,000
Ma. Guadalupe Echarri Larios	1,000
Ramon Coll Laliga	5,000
Luz Maria Cordova Amores	12,000
Guadalupe Pacheco Mendez	13,000
Miguel Ernesto Silva Lara	10,000

	Fernando Lopez Alanis	18		
	Nadia Raafat	5,000		
	Albagracia Vargas Alvarez	5,000		
	Mauricio Davalos Mora	1,000		
	Pilar Pacheco Mendez	10,000		
	Refugio Joel Rios Delgado	10,000		
	Enrique Stern Flexman	10,000		
	Jose Luis Cantú	4,000		
			126,018	
	SR. MARIO CABELLO Y/O JOSE ANTONIO SUAREZ, APODERADOS DE VALORES MEXICANOS, CASA DE BOLSA,			
9	S.A. DE C.V., EN REPRESENTACION DE:			
	Jorge Buch Braniff	330,000		
	Jesus Vega Arriaga	15,000		
	Jose Enrique Tron de la Concha	18,000		
	Salvador Armando Aguilar y Lara	1,000		
	Eugenio Bormacine Roquero	10,000		
	Atanasio Gonzalez Martinez	5,000		
	Aaron Marcos Dayan	18,000		
	Gruma, S.A. de C.V.	9,885,000		
	Gerardo Arturo Guerra Fentanes	3,000		
	Teresita Wagner Almada	40,000		
	America Cortez Gonzalez	38,000		
	Eduardo Filiberto Alvardo Flores	10,000		
			10,373,000	

508

Extraordinario

ING. ROBERTO GARCIA OLAVARRIETA Y/O LIC. CONSTANINO MELENDEZ OCADIZ Y/O LIC. CARLOS F. GARCIA REYES Y/O ING. CARLOS GONZALEZ MONETA, ING. LORENZO GONZALEZ HUERTA Y/O ING. RAFAEL LEAL LEGORRETA Y/O ING. JUAN CARLOS FLORES TRUJILLO Y/O LIC. ANGELO GARCIA ARRAMBIDE, APODERADOS DE VECTOR CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACION DE:

Guillermo Witewmberg Wudka	5,000	
Tomas Lozano Molina	1,000	
Samuel Dorantes Flores	2,000	
Ofelia del Carmen Nieves Lliteras de Gonzalez	1,276,400	
Maria Eliza Valenzuela Cadena	30,000	
Xavier Palacios Macedo Llaca	340,000	
Francisco Javier Gonzalez Boijseauneau	113,000	
Abdou Fraiha Bachaalani Galeb	35,000	
Jose Manuel Gonzalez Diaz	2,000	
Abastecedora Guadalupe, S.A. de C.V.	25,000	
Dionisio Salcedo Hernandez	23,000	
Alexander Ceballos Garza	5,000	
Nicolas Dimitri Hadjopulos Canavati	231,000	
Inmobiliaria Valle de Colorines, S.A. de C.V.	120,000	
Guillermo Cantu Treviño	10,000	
Rogelio Sanchez Martinez	150,000	
Carlos Cantu Treviño	48,000	
Enrique Paulo Mouret Valdes	10,000	
Wadih AlfredoAndonie Gonzalez	10,000	
Maria Margarita Dueñes Correa	1,000	
		2,437,400

11	SR. FELIPE RAFAEL DE JESUS TORT ESQUINCA, POR SUS PROPIOS DERECHOS	20,000	20,000	
12	SR. JUAN ROMERO CLOUD, POR SUS PROPIOS DERECHOS	100,000	100,000	
13	LIC. ROGELIO SANCHEZ MARTINEZ Y/O LIC. JORGE SANCHEZ GONZALEZ Y/O LIC. RAUL CAVAZOS MORALES, APODERADOS DE VECTOR CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACION DE:			
	Gruma, S.A. de C.V.	80,858,000	80,858,000	
14	SRES. MANUEL TREVIÑO Y/O FERNANDO PEREZ Y/O ALFREDO MASANTE, APODERADOS DE SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SCOTIABANK INVERLAT, POR CUENTA PROPIA Y EN REPRESENTACION DE:			
	Alejandro Raúl Garza Díaz	100,000		
	Ma. Luisa Bolívar de Madrazo	5,000		
	Ma. de la Cruz Yolanda Ruvalca	2,000		
	Consuelo Morales de Domínguez	23,000		
	Yolanda González de Martín	5,000		
	Manuel Segundo Alvarez Perez	10,000		
	Armando Arzac Amezquita	20,000		
	Bertha Silvia Medina Medina	18,000		
	Donato Oscar de la Vega Cariño	33,000		
	Celina Guadalupe Martínez Mart	13,000		
	Jose Luis Sánchez Soto	21,000		
	Cristina Araujo Gutiérrez	15,000		

	Jesús González Laporte	5,000	
	Rafael Alvarez Pérez-Duarte	2,000	
	Marcela Muñoz de Casillas	20,000	
	Emma Alicia Rabiela Pineda	5,000	
	Jose Luis Henry Cañarte	40,000	
	Miguel Neuhaus H.	5,000	
	Magdalena Michel de David	300,000	
	Manuel Fernández Garza	10,000	
	Wesley J. Taylor	5,000	
	Ma. Isabel Curis García	4,000	
	Dionisio Salcedo Hernández	35,000	
	Reyna Isabel Franco Góngora	20,000	
	Efren Beyles Osuna	8,000	
	Gastón Cantarel García	5,000	
	Vicentina Fernández de Piñera	1,679,000	
	Renee Michel de Guichard	300,000	
	Miguel Canto Canto	30,000	
	Juan Guillermo Beistegui de la	10,000	
	Catalina Sutcliffe de Freyria	30,000	
	Scotia Inverlat Casa de Bolsa	7,500	
	Ma. de Lourdes Arenas de Romer	25,000	
	Jorge Ureña Coria	4,000	
	Ma. Consuelo Domínguez Okhuysen	24,000	
	Mario Trillanes Arévalo	5,000	
	Michelle Shapiro de Mizrahi	13,000	
	Lilian Lasky de Dubson	7,000	
	Higinio Estrada Osorio	3,000	
			2,866,500
15	SR. RODOLFO F. BARRERA VILLARREAL, POR SUS PROPIOS DERECHOS	156,300	
			156,300

16	EDUARDO QUINTANILLA FERNANDEZ, APODERADO DE CASA DE BOLSA SANTANDER SERFIN, S.A. DE C.V. , GRUPO FINANCIERO SANTANDER SERFIN, EN REPRESENTACION DE:	
	Linsenmeyer Lutfy Bertha	3,000
	González Nova de Alverde Josefina	80,000
	Abed Cesin Ma. del Carmen	40,000
	Domínguez María del Consuelo Morales de	20,000
	Dávalos Valadez de Jacobus Amelia	10,000
	Cecila Cantú de Delgado	81
	Mejía de Conde Carmen	4,200
	Noriega Treviño Fermín	3,000
	Gutiérrez Tinajero Ma. de Lourdes Argelia	10,000
	Vivian Husni Dahab de Hilu	5,000
	Harold Henry Seeman Jr.	20,000
	Perez Alvarez Jesús Fernando	10,000
	Ahumada Russek Germán	56,000
	Acevedo Beristain Alfonso	20,000
	César Silva García	2,000
	Rojo Blanco Adriana Patricia	1,000
	María Luisa Fabiola Vargas González	1,000
	Banco Santander Mexicano Cta. De Terceros	11,000
	Marie Feldhaus Bolbrugge	20,000
	Marie-Aimee de Laborde	21,000
	Cano de Turrent Juana Asunción	15,000
	Martínez Platas Jose Higinio	19,000
	González Chida Jorge Francisco	12,000
	Urtiaga de de la Iglesia Soledad	15,000
	Menchaca de Jacques Patricia	30,000
	Basualdo Salinas Luis Enrique	10,000
	Campo Alcocer Jesús	1,000

Yañez Vazquez Ma. Elena	47,000	
Ortega Perez Marco Antonio	14,000	
Quintana Ibañez Fernando	25,000	
Hernández García Esperanza	13,000	
González Dávila Alejandro Federico	2,000	
Chalita Saide Miguel	5,000	
Flores Ceja Carlos Roberto	20,000	
García de la Concha Zambrano Concepción	8,500	
Marcos Giacoman Enrique Emilio	40,000	
Lankenau Condreau Rodolfo Fernando	15,000	
B.S.M S.A. F/112315 Rita Arias Fdz.	25,000	
Cortes Durán Pablo	35,000	
Montemayor Martha Fernández de	75,000	
Quiroga Garza Ambrosio	25,000	
García Girard Angel Agustín	25,000	
Quintanilla García Luis Gerardo	10,000	
Carlos Emilio González Gallegos	3,000	
Dávila de León Juan Elías	10,000	
Treviño Guajardo Luis Roberto	40,000	
Flores Roux Ernesto Maqueda	5,000	
Luft Gottwald Hans Dietrich	1,000	
Sendel Flores Carlos	3,000	
Martens Rebolledo Ernesto	3,800	
León Manuela Santacruz Vda. De	155,000	
González Cárdenas María Luisa	235,000	
Zerecero Soberanes Rafael	2,000	
Resa Monroy Jorge Alberto	268	
Caire Cristina Sánchez de	86,000	
Mira de Moreira María de Lourdes	60,000	
Córdova Rivera Agustín	2,155	
Rodríguez Anaya Jorge	2,000	
		1,432,004

	ING. HECTOR J. VILLARREAL SANDOVAL Y/O LIC. GERARDO CHAVEZ MORALES Y/O LIC. LEOPOLDO PEREZ SALDAÑA, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE C.V.	
17	GRUPO FINANCIERO BANORTE, EN REPRESENTACION DE	
	Susana Vulfovich Gottleb	330,000
	Miguel Kafka Steinschneider	1,000
	Abraham Beitman Arbitman	18,000
	Jacobo Holoschutz Wolanowsky	100,000
	Jacobo Freiman Olbrish	100,000
	Ricardo de Villafranca Rabasa	1,000
	Roberto Gonzalez Barrera	500,000
	Morgan Stanley & Co. Inc.	13
	Octavio Diaz Aldret	18,000
	Banco Mercantil del Norte como Fid. En el Fid. 358-6607 P.Ant	290,000
	Roman Martinez Mendez	100,000
	Roman Daza León	8,000
	Armando Gerardo Juan Graham Duplan	20,000
	Ezequiel de Jesus Montemayor Gutierrez	27,000
	Jose Alfonso Cebreros Murillo	20,000
	Roberto Galante Totah	100,000
	Samuel Syrquin Shapiro	100,000
	Banco Mercantil del Norte, S.A. por cuenta del Fideicomiso 14	370,000
	Banco Mercantil del Norte, S.A. por cuenta del Fideicomiso 14	200,000
	Miriam Katz Bercovitch	10,000
	Salomon Levy Nadjari	80,000
	Casa de Bolsa Banorte, S.A. De C.V. (Fondo de Pensiones)	187,000
	Gabriela Zambrano de Sada Gomez	100,000
	Maria Ofelia de la Peña de de la Garza	1,000
	Alejandro Javier de la Garza de la Peña	2,500
	Carlos Cantú Treviño	20,000
	Gilberto Gamboa Chaidez	500

	Maria del Socorro Ruiz Viveros de Suarez	10,000		
	Consuelo Fernandez de Ferrera	1,000		
	Janina Rosenzweig de King	25,000		
	Humberto Brandi Escamilla	115,000		
	Heliodoro Herrera Zorrilla	17,000		
	Claudio Humberto Peruggia Canova	150,000		
	Enrique Espeleta Porras	10,000		
	Jorge Alberto Lopez Perera	4,000		
	Jose Gomez Baez	64,000		
	Atalo Carlos Castillo Acosta	2,000		
	Alejandro Saltiel Suzzete	3,000		
	Sergio Torres Villarreal	49,900		
	Jose Hernandez Marines	20,000		
	Raúl Cantú Chapa	20,000		
	Maria de Lourdes Cantu Chapa	10,000		
	Maria del Roble Cantu Chapa	10,000		
	Yolanda Irene Cantú Chapa	10,000		
	Eva J. Martinez de la Garza Evia	25,000		
	Banco del Centro, S.A. Institucion de Banca Multiple Grupo F	956,000		
	Jose Guadalupe Lopez Valenzuela	65,000		
	Carlos Stege Muñoz	62,000		
	Ma. Del Carmen Perez E de Villalobos	40,000		
	Esther Jamson Druker	200,000		
			4,572,913	______
18	ING. ROGELIO SANCHEZ MARTINEZ Y/O LIC. JORGE SANCHEZ GONZALEZ Y/O LIC. RAUL CAVAZOS MORALES, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE C.V., GRUPO FINANCIERO BANORTE, EN REPRESENTACION DE Gruma, S.A. de C.V.	169,068,930		
			169,068,930	______

19 SRES. LUIS LAURO LOZANO MONTEMAYOR Y/O DOMINGO ARROSTEGUI RUIZ Y/O ROGELIO GARCIA LARES Y/O FRANCISCO NORIEGA FERNANDEZ, APODERADOS DE CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACION DE

Jesus Francisco Garza Reyna	10	
Alejandra Clariond Rangel	749	
Gerardo Oseguera Altamirano	5,000	
Alejandro Esquivel Torres	19,000	
Martin Faisal Ganem	3,000	
Kent Newberry Taylor	6,000	
Carlos Stege Muñoz	18,000	
Carlos Stege Muñoz	30,000	
Arturo Peniche Perez	30,000	
Armando Jorge Ortiz Cabrera	10,000	
Scott Anthony Mc Millan	1,000	
Barbara Garza Madero de Milmo	5,000	
Antonio Lee Benavides	7,000	
Ramon Sa Udo Hallat	10,000	
Ignacio Gil Aldrete	20,000	
Fdo. Del Mercado para la Mediana Empresa Bancomer GFBM	117,000	
Juan Rodríguez Torres	12,000	
Gustavo Maldonado Soto	30,000	
Cesar Augusto Díaz Lucio	40,000	
Patricia Rebeca Poltolarek Beer	140,000	
Lucy Carpentieri Privietera	5,000	
Patricia Arrubarrena Martínez	65,000	
		573,759 ____________

20	LIC. ADRIANA CHUNG RAMOS Y/O ING. ROGELIO SANCHEZ Y/O LIC. CESAR YAÑEZ, APODERADOS DE BANCO J.P. MORGAN, S.A. INSTITUCION DE BANCA MULTIPLE, J.P. MORGAN GRUPO FINANCIERO, EN REPRESENTACION DE			
	J.P. Morgan Chase Bank (GIS)	162,000	162,000	________
21	LIC. ENRIQUE MARTINEZ ALVAREZ Y/O LIC. JESUS BADIOLA FIERRO, APODERADOS DE INTERACCIONES CASA DE BOLSA, EN REPRESENTACION DE			
	Marie Feldhaus Bolbrugge	10,000		
	Erik Feldhaus Bolbrugge	10,000		
	Bella Tussie Cohen	8,000		
	Marie Feldhaus Bolbrugge	10,000		
	Roberto Garcia Gonzalez	10,000		
	Francisco Valdes Farias	4		
	Rebeca Poplawsky Oberfeld	5,000		
	Cristina Vilchis Peñalosa	20,000		
	Maria del Pilar Gomez y Gomez	87,000		
	Alfonso Manuel Fonticoda Gomez	88,000		
	Jorge Arturo Hinojosa Perez Lopez	42,000		
	Erath Juarez Hernandez	3		
	Max Poltolarek	40,000		
	Maria Luisa Ana Sanchez de Escartin	35,000		
	Enrique Regordosa Valenciana	10,000		
	Juan Gilberto Marin Quintero.	35,000		
			410,007	________

22	LIC. EDUARDO ENRIQUE DOMINGUEZ ANDALUZ Y/O SR. FRANCISCO GERARDO OROZCO HERNANDEZ Y/O LIC. MARIA EUGENIA PUTZ BOTELLO Y/O ING. JOSE FERNANDO AGUILAR MORENO Y/O LIC. FERNANDO PEREZ-MALDONADO CHAPA Y/O LIC NORA MARIA SEPULVEDA GARZA, APODERADOS DE ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA, EN REPRESENTACION DE		
	Jose Manuel Martinez Nava	95,000	
			95,000 ________
23	HECTOR GARZA HAGER Y/O RODRIGO CERNA COLIN, EN REPRESENTACION DE		
	Enseñanza e Investigacion Superior, A.C.	451,000	
			451,000 ________
24	SR. JAVIER GUZMAN BARRERA, POR SUS PROPIOS DERECHOS	2,712,800	
			2,712,800 ________
25	LIC. MARIO ESPARZA SANCHEZ Y/O LIC. LIDIA GONZALEZ LEAL Y/O C.P. FERNANDO CUELLAR LOZANO Y/O LIC. DANIEL GONZALEZ MARTINEZ Y/O LIC. CARMEN HANDAL MARCOS Y/O ING. JOSE LUIS ESPARZA SANCHEZ Y/O LIC. ROCIO G. GONZALEZ ARENAS Y/O LIC. ADRIANA MEJIA Y/O LIC. GUSTAVO A. MADERO MARCOS Y/O LIC. MARIANO HERNANDEZ SALAZAR, APODERADOS DE CASA DE BOLSA ARKA, S.A. DE C.V., EN REPRESENTACION DE		
	Paul Martel Richaud	10,000	
	Juan Luis Hernandez Bustamante	15,000	
	Laszlo Weisz Roth	10,000	

	Marcos Garzon Faro	1,000	
	Maria Isabel Herrera Zorrilla	10,000	
	Maria Benita Cueli Torre	24,000	
	Maria Benita Cueli Torre	10,000	
	Miguel Angel Uribe Castañeda	10,000	
	Norma Ines de la Serna Cruz	1,500	
	Frida Perez Oceja	2,000	
	Enrique Mata Delgado	10,000	
	Jose Maria Morelos Zaragoza Borbolla	10,000	
	Pablo Millan Villalon	16,000	
	Fondo de Capital de Arka, S.A. de C.V.	7,000	
	Laura Granados Romo	30,000	
			166,500 ______
26	LINA FERNANDEZ FUENTES, POR SUS PROPIOS DERECHOS	24,000	24,000 ______
27	SR. SALVADOR CHARUR SALMAN, POR SUS PROPIOS DERECHOS	50,000	50,000 ______
28	SR. MANUEL FERNANDEZ OROPEZA, POR SUS PROPIOS DERECHOS	10,000	10,000 ______
29	SRA. ESTHER LOZANO GARZA, POR SUS PROPIOS DERECHOS	11,000	11,000 ______
30	SR. ELIUD E. ELIZONDO TREVIÑO, POR SUS PROPIOS DERECHOS	27,000	27,000 ______

31	SR. JOSE DE LA PEÑA LANZ, POR SUS PROPIOS DERECHOS	5,000	5,000 ________
32	SR. RAUL LOBO DE LA GARZA, POR SUS PROPIOS DERECHOS	185,000	185,000 ________
33	SR. MOISES GARZA MENCHACA, POR SUS PROPIOS DERECHOS	4,000	4,000 ________
34	SR. GERARDO HERRERA GUAJARDO, POR SUS PROPIOS DERECHOS	127,000	127,000 ________
35	SYLVIA A. MAIZ MUÑOZ, POR SUS PROPIOS DERECHOS	241,000	241,000 ________
36	SR. RAMIRO RAFAEL GARCIA GONZALEZ, POR SUS PROPIOS DERECHOS	3,000	3,000 ________
37	ANA KARINA LOZANO GARZA, POR SUS PROPIOS DERECHOS	2,150,700	2,150,700 ________
38	SR. JESUS J. DE LA GARZA GUTIERREZ, POR SUS PROPIOS DERECHOS	5,000	5,000 ________

39	SR. ARTURO ELIZONDO MARTINEZ, POR SUS PROPIOS DERECHOS	11,000	11,000 ____________
40	MARIA EVELIA IZA TOLEDO, POR SUS PROPIOS DERECHOS	11,000	11,000 ____________
41	SR. JOSE ALBERTO GOMEZ LEAL, POR SUS PROPIOS DERECHOS	7,000	7,000 ____________
42	SR. EDUARDO NERI GARCIA GONZALEZ, POR SUS PROPIOS DERECHOS	71,000	71,000 ____________
43	GRACIELA LOZANO GARZA, POR SUS PROPIOS DERECHOS	62,000	62,000 ____________
44	SR. MIGUEL A. HERNANDEZ PACHECO, POR SUS PROPIOS DERECHOS	20,000	20,000 ____________
45	GRACIELA GARZA LEAL, POR SUS PROPIOS DERECHOS	85,100	85,100 ____________
46	MIRTHALA FLORES CABALLERO, POR SUS PROPIOS DERECHOS	1,000	1,000 ____________

47	SR. ENRIQUE DIAZ ECHEVERRIA, POR SUS PROPIOS DERECHOS	14,000	14,000 ________
48	SR. LEOCADIO J. VILLARREAL G., POR SUS PROPIOS DERECHOS	22,000	22,000 ________
49	SR. JAVIER CESAR MEJIA ROBLEDO, POR SUS PROPIOS DERECHOS	19,500	19,500 ________
50	SR. JESUS FRANCISCO GARZA REYNA, POR SUS PROPIOS DERECHOS	3,000	3,000 ________
51	JORGE CAMPA LUNA Y/O JOSE GERARDO GARZA DOMINGUEZ Y/O ELVA ELENA UVALLE BERRONES Y/O PAULO CESAR MEDINA PAEZ Y/O MARIA DEL PILAR LAHOZ TORRES Y/O EDGARDO RODRIGUEZ GARZA Y/O SAMUEL FLORES ZARATE Y/O ARTURO BAHENA VOIGT Y/O ARTURO DAVILA DIAZ Y/O MARIA MERCEDES ANAYA BENITO, APODERADOS DE ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. CASA DE BOLSA , EN REPRESENTACION DE		
	Citibank New York -Adr Dept.	615,000	
	CIBC World Markets Corp	2,000	
	Smith Barney Inc.	87,830	
	UBS Paine Webber Inc	61,870	
	Bank of Bermuda LTD	170,000	
	Bear Stearns and Co. Inc.	1,421,000	
	State Street Bank and Trust Co.	626,097	

Citibank London	150,700	
Pershing Division of Donaldson	12,090	
Citibank London	3	
Dean Witter Reynolds Inc.	6,015	
Merril Lynch Pierce Fenner Smith	56,054	
Citibank New York -Adr Dept.	700	
State Street Bank and Trust Co.	324,369	
Citibank New York -Adr Dept.	27,839,505	
State Street Bank and Trust Co.	4,633,500	
SIS Segaintersettle AG	15,000	
Cantor Fitzgerald and Co. Inc.	10	
U.S. Clearing Corp.	10,000	
State Street Australia LTD	34,000	
Chase Manhattan Bank London	192,832	
Banque Internationale a Luxembourg	65,000	
Lehman Brothers Inc.	1,000	
CBNY Global Custody-Secore BR910	229,000	
CBNY Global Custody-Secore BR910	386,000	
CBNY Global Custody-Secore BR910	1,392,400	
The Bony As Cust or TR F T Bony Lo	25	
The Bony As Cust or TR F T Bony Lo	3,000	
Arnhold/and/S Bleichroeder Inc Ma	12,250	
Atencion a Clientes (Fid. Green)	10,000	
		38,357,250

52 SR. ALEJANDRO JASSO Y/O GERARDO GONZALEZ Y/O ROGELIO LEAL, APODERADOS DE VALUE, S.A. DE C.V., CASA DE BOLSA GRUPO FINANCIERO FINA VALUE, EN REPRESENTACION DE

Margarita Gomez Perez	9,100
Jaime Yudelevich Ellstein	5,000

Jose Carlos Lapuente Uribe	10,000	
Isaura Delgado Torres	20,000	
Amado Delgado Torres	50,000	
Angel Luis de Vecchi Armella	6,000	
Mario de Icaza Bravo	2,000	
Rafael Jaimes Owen	3,000	
Jose Fraustro Sanchez	56,000	
Daniel Padilla Martin	25,000	
Sergio J. Martinez Sanchez	150,000	
Ismael Garza Garcia	11,000	
Alice Penn Brittingham Longoria	15,000	
Rodrigo Javier Garza Garza	15,000	
Lizett Marcos de Marcos	26,000	
Oscar Villanueva Garcia	2,000	
Regina Gudalupe Sada Muguerza	5,000	
Salvador Humberto Martinez Zambrano	99,000	
Maria Teresa Garza Lewels	20,000	
Roman G. Martinez Mendez	526,000	
Antonio Lee Benavides	5,000	
Joel Zorrilla Vargas	15,000	
Isaac Marcushamer Stavchansky	200,000	
Octavio Hector Amaya Melendez	98,500	
Salomon Rincon Torres	2,000	
Guilberto Loya Rodriguez	6,000	
Ramiro Gonzalez Gonzalez	22,000	
Maximiliano Ortiz Arellano	1,000	
Socorro Velazquez Melendez	25,000	
		1,429,600

Rogelio Leal

53 JORGE CAMPA LUNA Y/O JOSE GERARDO GARZA DOMINGUEZ Y/O ELVA ELENA UVALLE BERRONES Y/O PAULO CESAR MEDINA PAEZ Y/O MARIA DEL PILAR LAHOZ TORRES Y/O EDGARDO RODRIGUEZ GARZA Y/O SAMUEL FLORES ZARATE Y/O ARTURO BAHENA VOIGT Y/O ARTURO DAVILA DIAZ Y/O MARIA MERCEDES ANAYA BENITO, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPIO FINANCIERO BANAMEX-ACCIVAL, EN REPRESENTACION DE

Manuel Lizardi Albarran	10,000
Juan David Michel	20,000
Carlos Jose Capilla y Perez	6,000
Max Pierre David Michel	40,000
Alexis Bushdid B	10,000
Max Michel Suberville	60,000
Magdalena Michael de David	60,000
Renne Michel de Guchard	40,000
Ma. Cristina Penalosa de Vilchis	30,000
Norberto Valencia Guerrero	38,000
Shing Mon Wong Kam	20,000
Miguel Chalita Siade	80,000
Jorge Antonio Enriquez Moreno	5,000
Jose N. Aguirre Garza	10,000
Cecilia Nuno de la Parra	5,000
David Hernandez Cano	60,000
Elsa Echeverria de Levy	27,000
Jose Davalos Mendoza	214,000
Guido Natali Pollini	16,000
Alicia Ibarra de Padilla	1,000
Ruben Pineda Ochoa	1,000

Miguel Gil Garcia	3,000	
Antonio Pedro Jacobo Manzur	30,000	
Eladio Hernan Torano Alvarez	2,000	
Juan de la Cruz Gutierrez Castrellon	27,000	
Francisco Mendoza Barrera	5,000	
Jose Luis Alcobendas	120,000	
Fernando Molina Montes	10,000	
Rebeca Oliva Ocampo de Vonlanthen	5,000	
Enrique Pontones Martinez	15,000	
Ernesto Espinosa Arteaga	3,000	
Mayer Shlomo Pacanowski Lederman	1,000	
David Paul Nelson	10,000	
Tsang Kwok Keung	14,000	
Rosa Guadalupe Rodriguez de Saenz	2,000	
Bertha Jacquez de Rountree	75,000	
Ma. Lucila Sandoval Rodriguez	40,000	
Leopoldo Gladin Velasco	6,000	
Carlos Melvin Palacios Gomez	6,000	
Diana Romo Rios	1,000	
Inmobiliaria Madabed, S.A. de C.V.	30,000	
Banamex, por cuenta de terceros	485,000	
Monica Maria Olaiz Cortina	2,000	
Luz Elena Olaiz Cortina	2,000	
Adriana Margarita Olaiz Cortina	2,000	
Esther Guadalupe Cueva Garza	30,000	
Ernesto Canales Santos	25,000	
Banamex Division Fiduciaria	0	1,704,000

54	LIC. RAUL CAVAZOS MORALES Y/O ING. ROGELIO SANCHEZ MARTINEZ Y/O LIC. VALENTIN PARRA AREVALO, APODERADOS DE GRUMA, S.A. DE C.V.	430,214,840		430,214,840
55	LIC. EDUARDO VILLEGAS CARDENAS Y/O LIC. JORGE SANCHEZ GONZALEZ Y/O C.P. CESAR YAÑEZ GONZALEZ, APODERADOS DE GRUMA, S.A. DE C.V.	73,935,460		73,935,460
		504,150,300	**410,939,110**	**915,089,410**

LOS SUSCRITOS NOMBRADOS ESCRUTADORES CERTIFICAMOS QUE SE ENCUENTRAN REPRESENTADAS -887'077,193- **(** OCHOCIENTAS OCHENTA Y SIETE MILLONES SETENTA Y SIETE MIL CIENTO NOVENTA Y TRES **) ACCIONES, -- ORDINARIAS, NOMINATIVAS, SIN EXPRESION DE VALOR NOMINAL Y CON DERECHO A VOTO, QUE CONSTITUYEN EL** 96.58 **% (**NOVENTA Y SEIS PUNTO CINCUENTA Y OCHO **PORCIENTO) DEL CAPITAL SOCIAL.**

MONTERREY, NUEVO LEON A 16 DE ABRIL DEL 2002

LIC. VALENTIN PARRA AREVALO
Escrutador

C.P. CESAR YAÑEZ GONZALEZ
Escrutador

GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 007

LA PRESENTE DA DERECHO A L LIC. OSCAR DANIEL RODRIGUEZ Y/O LIC. BERNARDO ELOSUA Y/O Y/O LIC. JORGE AVALOS Y/O LIC. VICTOR GUERRA P., APODERADOS DE INVEX CASA DE BOLSA, --- S.A. DE C.V., INVEX GRUPO FINANCIERO. --

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.** A NOMBRE DE INVEX CASA DE BOLSA, S.A. DE C.V. , INVEX GRUPO FINANCIERO, POR CUENTA PROPIA Y DE TERCEROS.--------------

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [X]

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 84,029,300 ACCIONES, SERIE "B"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]

CARTA PODER [X]

México, DF., a 8 de Abril de 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
Ave. La Clínica No. 2520 Edificio Delta
Primer Piso, Col.Sertoma
Monterrey, Nuevo León.

Por medio de la presente conferimos a Lic. Óscar Daniel Rodríguez y/o Lic. Bernardo Elosúa y/o Lic. Jorge Avalos y/o Lic. Victor Guerra P. poder especial tan amplio y suficiente como sea menester en derecho, con fundamento en la Cláusula Octava de los Contratos de Intermediación Bursátil que nuestra representada suscribe con sus clientes y de conformidad con lo establecido en los artículos 192 de la Ley General de *Sociedades Mercantiles, 221 y 226 de la Ley General de Títulos y Operaciones de Crédito, para que en* nombre y representación de esta Casa de Bolsa, asistan a la Asamblea General Ordinaria y Extraordinaria de Accionistas de GRUPO INDUSTRIAL MASECA S.A. DE C.V. que tendrá verificativo el próximo día 16 de Abril de 2002, en Teatro Nova en Av. Del Bosque # 139 col. Cuauhtémoc en San Nicolás de los Garza Nuevo león a las 17:00 horas representando 69,513,200 acciones por cuenta de terceros Serie B nominativas Y 14,516,100 acciones por cuenta propia nominativas, en los términos que a continuación se señala:

ORDEN DEL DIA

I.-	Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el período comprendido del 1° de Enero al 31 de Diciembre del año 2001 sobre las operaciones realizadas por GRUPO INDUSTRIAL MASECA, S.A. DE CV. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable, tomando en cuenta el informe del Comisario.
II.-	Respuesta y en su caso aprobación de la aplicación de resultados del período mencionado en el punto anterior.
III.-	Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.
IV.-	Elección de los Miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos
V.-	Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.
VI.-	Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.
VII.-	Elaboración, lectura y en su caso, aprobación del acta que se levante.
VIII.-	Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 24°, 27° y 32° de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores.
IX.-	Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.
X.-	Elaboración, lectura y en su caso, aprobación del acta que se levante.

Aprobar * No Aprobar * Abstenerse *

* *El apoderado podrá actuar las resoluciones que se propongan en la Asamblea a su arbitrio, poniendo el cuidado y prudencia necesarios como si el negocio fuese propio.*

ATENTAMENTE,
INVEX CASA DE BOLSA, S.A. DE C.V.
INVEX, GRUPO FINANCIERO, S.A. DE C.V.

REPRESENTADA POR:

PATRICK DOUCET LEAUTAUD

LUIS ENRIQUE ESTRADA RIVERO.

TESTIGOS:

MAGDALENA HERNANDEZ LLAMAS

ZINNIA BERISTAIN TABOADA.

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 68,033,100 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :--
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE --
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 14,516,100 ACCIONES POR CUENTA PROPIA AL DIA 3 DE ABRIL DE 2002 :--
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE --
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MANDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 100,100 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 1,380,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

INVEX CASA DE BOLSA, S.A. DE C.V.

POSICION MERCADO DE CAPITALES
(Asambleas)

NOMBRE	CANTIDAD
1 MASECA B 009	
ARIZA TORREJON MA. DEL CARMEN	30,000
ASKENAZI DE HARARI NIZA	11,000
BANCO NACIONAL DE MEXICO, S A DIV F	12,904,900
BARNETCHE ALTAMIRANO MARIA CRISTINA	10,000
BERLIE JAQUES JORGE	10,800
BETETA VALLEJO MONICA	50,000
BETETA VALLEJO MONICA	7,000
BINVEX FID./0261	28,576,200
BRUN RAMOS FRANCISCO	200,000
CALTUM CHIVER ALFREDO	5,000
DAVID DE VAN-LATHEM MONIQUE	1,350,000
DAVID MICHEL JUAN	1,087,000
DAVID MICHEL JUAN	250,000
DAVID MICHEL MAX	1,392,500
DAVIS LINCOLN RIANHARD	68,100
DE CORDOVA BOJORQUEZ JOAQUIN	40,000
DE LABORDE DE ITURBE DANIEL JUAN CLAUDIO	10,000
DE MONTALEMBERT B. DE LABORDE MARIE AIMEE	20,000
DE YTURBE BERNAL ANTONIO	52,000
DUNAND RAYMOND ALBERTO	33,000
ELOSUA DE ELIZONDO MARIA DEL CARMEN	8,000
ELOSUA DE ELIZONDO MARIA DEL CARMEN	24,000
ELOSUA DE RUEDA CATALINA MA.	8,000
ELOSUA ROBLES BERNARDO	8,000
ELOSUA ROBLES CECILIA	8,000
FERNANDEZ DE CEVALLOS URUETA GONZALO	21,000
FERNANDEZ HANO JOSEFINA	6,000
GARBER DE ROSENTHAL ESTHER	26,500
GARCIA CORS MA. DE LOURDES	1,000
GARCIA CORS MA. DE LOURDES	52,000
GARCIA CORS MA. DE LOURDES	1,000
GARCIA DE SECADES (3A) MA. DE LOURDES	136,300
GARCIA DE SECADES (3B) MA. DE LOURDES	38,000
GERARD RIVERO HIPOLITO VALENTIN	10,000
GONZALEZ HERRERA GUILLERMO	8,000
GUICHARD MICHEL MAGDALENA MARIA	1,821,000
GUICHARD MICHEL MIGUEL	1,825,000
GUICHARD MICHEL RENE	1,825,000
INVEX CASA DE BOLSA, S.A. DE C.V.	14,516,100
JASSO SEPULVEDA GUILLERMO	367,800
LABORIN DE PARADA CARMEN	20,500
LEWINBERG SAFIR EMMY ALICIA	17,000
MANUEL BARBA	12,000
MARTINEZ BENAVIDES ROSA LAURA	35,000
MARTINEZ DE ELOSUA ROSA MARIA	89,000
MARTINEZ DEL RIO DE GOMEZ MORIN CASILDA	20,000
MERELES FLORES ENRIQUE	40,000
MICHEL DE DAVID MAGDALENA	6,031,800
MICHEL DE GUICHARD RENEE	5,340,000
MICHEL DE GUICHARD RENEE	1,625,000
MIRANDA DE PORRES JULIETA	20,200
OBREGON CARRANZA MAYO JESUS	192,200
OBREGON PEREZ CIRERA SUSANA	30,000
PADUA SAYEG ELENA JOSEFINA	64,000
PARADA LABORIN RAFAEL	35,900
PARADA LABORIN RICARDO ARTURO	161,200
PONTON PORRES LAURA	62,400
PONTON PORRES LUIS MIGUEL	58,300
PONTON POSADA LUIS	88,500
PORRES BUENO OTON	155,900
PORRES DE ALVERDE MA. JULIETA	49,700
PORRES DE LEAL MA. ISABEL	193,400
PORRES DE PONTON ROCIO	128,900
PORRES MIRANDA ANTONIO	8,600
SANCHEZ CAVAZOS MANUEL	10,000

NOMBRE	CANTIDAD
1 MASECA B 009	
SANTILLAN MAGALLON MANUEL	14,000
SECADES FORNELL (1B) ANGEL	218,700
SECADES FORNELL (2A) ANGEL	38,000
SERRATO COMBE MARCELA	13,000
SIERRA GONZALEZ JORGE ALEJANDRO	13,100
SUAREZ GERARD PABLO	5,000
TERREIN DECOTTIGNIES CLAUDE	904,000
TIBURCIO DE RULLAN ELBA	31,000
TORREBLANCA DE MERELES NORMA	27,300
TORREBLANCA ELIAS CALLES MYRNA	17,500
Z CAP 2, S.A. DE C.V. SOCIEDAD DE I	1,380,000
ZAPATA DE LOS SANTOS TOMAS	60,000
	84,029,300

GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 010

LA PRESENTE DA DERECHO AL ING. ROBERTO GARCIA OLAVARRIETA Y/O ING. LORENZO GONZALEZ HUERTA Y/O LIC. CONSTANINO MELENDEZ OCADIZ Y/O ING. RAFAEL LEAL LEGORRETA Y/O LIC. ---- CARLOS F. GARCIA REYES Y/O ING. JUAN CARLOS FLORES TRUJILLO Y/O ING. CARLOS GONZALEZ -- MONETA Y/O LIC. ANGELO GARCIA ARRAMBIDE, APODERADOS DE VECTOR CASA DE BOLSA, S.A. DE - C.V. --

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.** A NOMBRE DE VECTOR CASA DE BOLSA, S.A. DE C.V., POR CUENTA DE TERCEROS. --

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [X]

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 2,437,400 ACCIONES, SERIE "B"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]

CARTA PODER [X]

Vector
Casa de Bolsa

San Pedro Garza García, Nuevo León, a 09 de abril de 2002.

ING. ROBERTO GARCIA OLAVARRIETA,
LIC. CONSTANINO MELENDEZ OCADIZ,
LIC. CARLOS F. GARCIA REYES,
ING. CARLOS GONZALEZ MONETA,
ING. LORENZO GONZALEZ HUERTA,
ING. RAFAEL LEAL LEGORRETA,
ING. JUAN CARLOS FLORES TRUJILLO,
LIC. ANGELO GARCIA ARRAMBIDE,

PRESENTE.-

Por medio de la presente y con la facultad que se me confiere mediante escritura pública número 3134 de fecha 30 de diciembre de 1992, otorgada ante la fe del Lic. Rodolfo Vela de León, Notario Público número 80, en ejercicio en la ciudad de Monterrey, Nuevo León, e inscrita en el Registro Público de la Propiedad y el Comercio de esa misma ciudad, bajo el número 67, volumen 199-02, libro número 4, tercer auxiliar, sección de comercio, en fecha 5 de enero de 1993, les otorgo un **poder especial** para que representen a **VECTOR CASA DE BOLSA, S.A. DE C.V.,** de manera amplia, cumplida y bastante, como en derecho sea necesario, en la Asamblea General Ordinaria y Extraordinaria de Accionistas de **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.,** Que tendrá verificativo el día 16 de abril de 2002, a las 17:00 y 18:00 horas, en el salón "Ministros" del Hotel Sheraton Ambassador, ubicado en Ave. Hidalgo Ote. No. 310, de la ciudad de Monterrey, N.L., conforme al siguiente orden del día:

Ordinaria

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el período comprendido del 1° de Enero al 31 de Diciembre del año 2001 sobre las operaciones realizadas por GRUPO INDUSTRIAL MASECA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Propuesta y en su caso aprobación de la aplicación de resultados del período mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los Miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.

VI. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VII. Elaboración, lectura y en su caso, aprobación del acta que se levante.

Extraordinaria

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 24°, 27° y 32° de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores.

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

Para que deliberen y voten en ella en el sentido que consideren más conveniente para mi representada, respecto de **2,437,400,** Acciones, serie **"B"** nominativas, de **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.,** con clave de pizarra **"MASECA",** que mantiene en custodia por cuenta de terceros, conforme a las constancias expedidas por el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores y el listado de posición de accionistas.

Se otorga el poder con fundamento en los artículos 2546, 2547, 2551 fracción III y 2553 del Código Civil para el Distrito federal.

VECTOR CASA DE BOLSA, S.A. DE C.V.
C.P. MARIO ALBERTO LEAL ALANIS
APODERADO GENERAL

Testigo
Lic. Laura Wong Boren

Testigo
C.P. Sergio Martínez Sepúlveda Vector Casa de Bolsa, S.A. de C.V.

Av. El Roble 565 Ote.
Col. Valle del Campestre
C.P. 66265
Garza García, N. L.
Tel. 01 8318 3500
Fax 01 8318 3535
Del País: 01 800 832 8600
Desde E.U. 1888 8328 676

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 83,415,400 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :--
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE --
VECTOR CASA DE BOLSA, S.A. DE C.V.

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

234

Val7157.P Vector Casa de Bolsa, S.A. de C.V.
Reporte de Posicion Para MASECA B 009

Fecha: 03-Abr-02
Hora: 10:47
Pagina: 1

Prom	Cuenta	Nombre del Cliente	Titulos	R.F.C.	Direccion	Ciudad	Estado
104	153312	GUILLERMO WITEMBERG WUDKA	5,000	WIWG 591216 N14	FUENTE DE LAS VESTALES	HUIXQUILUCAN	MEXICO
110	47175	TOMAS LOZANO MOLINA	1,000	LOMT 441230 6G9	GENERAL CANO	MEXICO	D.F.
110	199641	SAMUEL DORANTES FLORES	2,000	DOFS-270113-I62	CANARIAS	BENITO JUAREZ	DISTRITO FEDERA
226	206623	OFELIA DEL CARMEN NIEVES LLITERAS DE GONZALE	1,276,400	SIN RFC	TEOLOLCO	ALVARO OBREGON	DISTRITO FEDERA
226	707890	MARIA ELIZA VALENZUELA CADENA	30,000	VACE-680417	CORREGIDORA 75 E	SAN JERONIMO LIDIC	MEXICO D.F.
383	706258	XAVIER PALACIOS MACEDO LLACA	340,000	PALJ 290705 8S9	PRESIDENTE MASARIK	MEXICO	D.F.
391	232536	FRANCISCO JAVIER GONZALEZ BOIJSEAUNEAU	113,000	GOBF-620906-AHA	1099 1ST- ST	CORONADO	CALIFORNIA
391	302397	ABD0U FRAIHA BACHAALANI GALEB	35,000	FABA 340822 5Q7	ARISTOTELES	MIGUEL HIDALGO	DISTRITO FEDERA
489	224522	JOSE MANUEL GONZALEZ DIAZ	2,000	GODM650316 GLG	AV. LOMAS VERDES	NAUCALPAN	EDO. DE MEXICO
508	505287	ABASTECEDORA GUADALUPE S.A DE C.V.	25,000	AGU-960827-EV0	GUERRERO	CAPILLA DE GPE.	JALISCO
510	501627	DIONISIO SALCEDO HERNANDEZ	23,000		VALPARAISO	GUADALAJARA	JAL.
712	104877	FELIPE RAFAEL DE JESUS TORT ESQUINCA	20,000	TOER-280205-FR3	RIO NECAXA	GARZA GARCIA	N.L.
712	271044	JUAN ROMERO CLOUD	100,000	ROCJ461020RD2	C. ARCO DEL TRIUNFO	GARZA GARCIA	N.L.
726	270960	ALEXANDER CEBALLOS GARZA	5,000	CEGA 621113 J88	CALLE 24	SAN NICOLAS	NUEVO LEON
727	255474	GRUMA S.A. DE C.V.	80,858,000	GRU-810902-IE3	RIO DE LA PLATA OTE.	GARZA GARCIA	N.L.
727	257589	NICOLAS DIMITRI HADJOPULOS CANAVATI	231,000	HACN-450909-GG8	MONACO	SAN PEDRO GARZA	NUEVO LEON
727	404441	INMOBILIARIA VALLE DE COLORINES, S.A. DE C.V	120,000	IVC-910723-MC7	AVE. FRANCISCO I. MADERO	MONTERREY	NUEVO LEON
735	272527	GUILLERMO CANTU TREVI¥O	10,000	CATG-690928-6Q7	RIO TIGRIS	GARZA GARCIA	NUEVO LEON
757	272057	ROGELIO SANCHEZ MARTINEZ	150,000	SAMR-581130-PC7	CERRO DE LA SILLA No 132	GARZA GARCIA	NUEVO LEON
760	135616	CARLOS CANTU TREVI¥O	48,000	CATC-191104-FY6	JOSE TREVI¥O	MONTERREY	NUEVO LEON
761	275007	ENRIQUE PAULO MOURET VALDES	10,000	MOVE 660629 5F2	BOSQUES DE GRANADOS	GARZA GARCIA	NUEVO LEON
772	263161	WADIH ALFREDO ANDONIE GONZALEZ	10,000	SIN RFC	SUCHIATE	GARZA GARCIA	NUEVO LEON
1102	278829	MARIA MARGARITA DUE¥ES CORREA	1,000	SIN RFC	PUEBLA Y MAZATLAN	TORREON	COAH
		Total Titulos:	83,415,400				

235

GRUPO INDUSTRIAL MASECA
S.A. de C.V.
Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 013

LA PRESENTE DA DERECHO A L LIC. ROGELIO SANCHEZ MARTINEZ Y/O LIC. JORGE SANCHEZ GONZALEZ Y/O LIC. RAUL CAVAZOS MORALES, APODERADOS DE VECTOR CASA DE BOLSA, S.A. DE C.V. --

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR GRUPO INDUSTRIAL MASECA, S.A. DE C.V. A NOMBRE DE VECTOR CASA DE --- BOLSA, S.A. DE C.V. POR CUENTA DE GRUMA, S.A. DE C.V. --

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 80,858,000 **ACCIONES, SERIE "B"**

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

Vector
Casa de Bolsa

San Pedro Garza García, Nuevo León, a 09 de abril de 2001

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
PRESENTE.-

Atención: Lic. Marcela Lugo

La presente es para pedirle de la manera más atenta se sirva tramitar pases para asistir a la Asamblea Ordinaria de Accionistas de **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**, clave de pizarra **"MASECA"** serie **"B"** a celebrarse el **16 de Abril de 2002** a las siguientes personas.

POR VECTOR CASA DE BOLSA Y REPRESENTANDO:

CLIENTES	ACCIONES
ING. ROBERTO GARCIA OLAVARRIETA, ING. LORENZO GONZALEZ HUERTA, LIC. CONSTANINO MELENDEZ OCADIZ, ING. RAFAEL LEAL LEGORRETA, LIC. CARLOS F. GARCIA REYES, ING. JUAN CARLOS FLORES TRUJILLO, ING. CARLOS GONZALEZ MONETA, LIC. ANGELO GARCIA ARRAMBIDE,	2,437,400
TOTAL	**2,437,400**

POR DERECHOS PROPIOS Y REPRESENTADO:

CLIENTES	ACCIONES
FELIPE RAFAEL DE JESUS TORT ESQUINCA	20,000
JUAN ROMERO CLOUD	100,000
TOTAL	**120,000**

EN REPRESENTACION DE Y REPRESENTANDO:

CLIENTES	ACCIONES
GRUMA S.A. DE C.V. REPRESENTADO POR: LIC. ROGELIO SANCHEZ MARTINEZ y/o LIC.JORGE SANCHEZ GONZALEZ y/o LIC. RAUL CAVAZOS MORALES	80,858,000

TE SOLICITO PASES DE CORTESIA DE GRUPO IND. MASECA, S.A. DE C.V.

CLIENTES
ING. CARLOS GARCIA REYES
JOSE ALEJANDRO ZAVALA ANDRADE
C.P. SERGIO MARTINEZ SEPULVEDA
DR. HERNAN PADILLA
LIC. VICTOR GARZA VILLARREAL
LIC. LAURA WONG BOREN

Anexo constancia de tenencia del Indeval, listado de accionistas y carta poder.

Sin otro particular de momento y agradeciendo de antemano su atención a la presente quedo de usted.

Atentamente,

LIC. LAURA WONG BOREN
GERENTE DE CONTROL OPERATIVO

Vector Casa de Bolsa, S.A. de C.V.
Av. El Roble 565 Ote.
Col. Valle del Campestre
C.P. 66265
Garza García, N. L.
Tel. 01 8318 3500
Fax 01 8318 3535
Del País: 01 800 832 8600
Desde E.U. 1888 8328 676

237

GRUPO INDUSTRIAL MASECA
S.A. de C.V.
Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 017

LA PRESENTE DA DERECHO AL ING. HECTOR J. VILLARREAL SANDOVAL Y/O LIC. GERARDO - - CHAVEZ MORALES Y/O LIC. LEOPOLDO PEREZ SALDAÑA, APODERADOS DE CASA DE BOLSA BANORTE, - S.A. DE C.V. GRUPO FINANCIERO BANORTE. --
----

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR GRUPO INDUSTRIAL MASECA, S.A. DE C.V. A NOMBRE DE CASA DE BOLSA BANORTE S.A. DE C.V., GRUPO FINANCIERO BANORTE, POR CUENTA DE TERCEROS. ---------------------
----

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. N° 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [X]

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 4,572,913 ACCIONES, SERIE "B"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]

CARTA PODER [X]

238

BANORTE
CASA DE BOLSA

Garza Garcia, N.L. a 11 de Abril del 2002.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
Presente.

Por la presente conferimos al Ing. Héctor J. Villarreal Sandoval, Lic. Gerardo Chávez Morales y Lic. Leopoldo Pérez Saldaña poder amplio, cumplido y bastante para que a nuestro nombre y representación asistan a las Asambleas Ordinaria y Extraordinaria de accionistas que se celebrará el próximo día 16 de Abril del 2002, representando 4,572,913 acciones serie B Nominativas que obran por cuenta de terceros.

OTORGO EL PODER

CASA DE BOLSA BANORTE, S.A. de C.V.

ACEPTO EL PODER

Ing. Héctor J. Villarreal Sandoval

Lic. Gerardo Chávez Morales

Lic. Leopoldo Pérez Saldaña

TESTIGOS

Lic. Dinorah Alvarado Castillo

Lic. Adrián Leal García

Impreso: 01/Abr/2002 23:24 CASA DE BOLSA BANORTE S.A. de C. V.
Datos al: 2002/04/01
1 MASECA B 9 Precio $4.430000

Contrato Nombre	Titulos
SUSANA VULFOVICH GOTTLEB	330,000
MIGUEL KAFKA STEINSCHNEIDER	1,000
ABRAHAM BEITMAN ARBITMAN	18,000
JACOBO HOLOSCHUTZ WOLANOWSKY	100,000
JACOBO FREIMAN OLBRISH	100,000
RICARDO DE VILLAFRANCA RABASA	1,000
ROBERTO GONZALEZ BARRERA	500,000
MORGAN STANLEY & CO. INC.	13
GRUMA, S.A. DE C.V.	169,068,930
OCTAVIO DIAZ ALDRET	18,000
BANCO MERCANTIL DEL NORTE COMO FID.EN EL FID. 358-6607 P. ANT	290,000
ROMAN MARTINEZ MENDEZ	100,000
ROMAN DAZA LEON	8,000
ARMANDO GERARDO JUAN GRAHAM DUPLAN	20,000
EZEQUIEL DE JESUS MONTEMAYOR GUTIERREZ	27,000
JOSE ALFONSO CEBREROS MURILLO	20,000
ROBERTO GALANTE TOTAH	100,000
SAMUEL SYRQUIN SHAPIRO	100,000
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	370,000
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	200,000
MIRIAM KATZ BERCOVITCH	10,000
SALOMON LEVY NADJARI	80,000
CASA DE BOLSA BANORTE S.A. DE C.V. (FONDO DE PENSIONES)	187,000
GABRIELA ZAMBRANO DE SADA GOMEZ	100,000
MARIA OFELIA DE LA PE¶A DE DE LA GARZA	1,000
ALEJANDRO JAVIER DE LA GARZA DE LA PE·A	2,500
CARLOS CANTU TREVI¶O	20,000
GILBERTO GAMBOA CHAIDEZ	500
MARIA DEL SOCORRO RUIZ VIVEROS DE SUAREZ	10,000
CONSUELO FERNANDEZ DE FERRARA	1,000
JANINA ROSENZWEIG DE KING	25,000
HUMBERTO BRANDI ESCAMILLA	115,000
HELIODORO HERRERA ZORRILLA	17,000
CLAUDIO HUMBERTO PERUGGIA CANOVA	150,000
ENRIQUE ESPELETA PORRAS	10,000
JORGE ALBERTO LOPEZ PERERA	4,000
JOSE GOMEZ BAEZ	64,000
ATALO CARLOS CASTILLO ACOSTA	2,000
ALEJANDRO SALTIEL SUZZETE	3,000
SERGIO TORRES VILLARREAL	49,900
JOSE HERNANDEZ MARINES	20,000
RAUL CANTU CHAPA	20,000
MARIA DE LOURDES CANTU CHAPA	10,000
MARIA DEL ROBLE CANTU CHAPA	10,000
YOLANDA IRENE CANTU CHAPA	10,000
EVA J. MARTINEZ DE DE LA GARZA EVIA	25,000
BANCO DEL CENTRO,S.A. INSTITUCION DE BANCA MULTIPLE, GRUPO F	956,000
JOSE GUADALUPE LOPEZ VALENZUELA	65,000
CARLOS STEGE MU·OZ	62,000
MA. DEL CARMEN PEREZ E. DE VILLALOBOS	40,000
ESTHER JAMSON DRUKER	200,000

Num. registros: 51 173,641,843

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 173,641,843 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 18 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 018

LA PRESENTE DA DERECHO AL ING. ROGELIO SANCHEZ MARTINEZ Y/O LIC. JORGE SANCHEZ - - GONZALEZ Y/O LIC. RAUL CAVAZOS MORALES, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE -- C.V., GRUPO FINANCIERO BANORTE. --

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.** A NOMBRE DE CASA DE BOLSA BANORTE S.A. DE C.V., GRUPO FINANCIERO BANORTE, POR CUENTA DE GRUMA, S.A. DE C.V. -----------

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [X]
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 169,068,930 ACCIONES, SERIE "B"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]
CARTA PODER [X]

BANORTE
CASA DE BOLSA

Garza García, N.L. a 11 de Abril del 2002.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
Presente.

Adjunto a la presente se servirán ustedes encontrar la relación de la tenencia de acciones de MASECA, serie B Nominativas por cuenta de Terceros en favor de Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte, para los efectos establecidos en el artículo 78 de la Ley del Mercado de Valores y acreditar así la asistencia a las Asambleas Ordinaria y Extraordinaria a celebrarse el día 16 de Abril del 2002 de Gruma. S.A. de C.V. representado por el Ing. Rogelio Sánchez Martínez, Lic. Jorge Sánchez González y Lic. Raúl Cavazos Morales representando 169,068,930 acciones serie B Nominativas, Ing. Héctor J. Villarreal Sandoval representando 1,524,305 acciones serie B Nominativas, Lic. Gerardo Chávez Morales representando 1,524,304 acciones serie B Nominativas, Lic. Leopoldo Pérez Saldaña representando 1,524,304 acciones serie B Nominativas.

Sin más por el momento, quedamos de ustedes.

Atentamente,

C.P. Mario Noriega Treviño
Gerente de Operaciones

Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte
Condominio Plaza Corporativa Campestre, Av. Ricardo Margain No. 555 Torre B, Mezzanine y 2° piso, Fraccionamiento Sta. Engracia
San Pedro Garza García, N.L., Tel. 153-9300, Fax 153-9317

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 020

LA PRESENTE DA DERECHO A LA LIC. ADRIANA CHUNG RAMOS Y/O ING. ROGELIO SANCHEZ Y/O Y/O LIC. CESAR YAÑEZ, APODERADOS DE BANCO J.P. MORGAN, S.A. INSTITUCION DE BANCA - --- MULTIPLE, J.P. MORGAN GRUPO FINANCIERO. ---
----

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR GRUPO INDUSTRIAL MASECA, S.A. DE C.V. A NOMBRE DE BANCO J.P. MORGAN, - S.A., INSTITUCION DE BANCA MULTIPLE, J.P. MORGAN GRUPO FINANCIERO POR CUENTA DE - - - TERCEROS. ---
----

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 162,000 **ACCIONES, SERIE "B"**

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

JPMorgan

Abril 10, 2002

LIC. CESAR YAÑEZ
GRUPO INDUSTRIAL MASECA S.A. de C.V.
Presente

Por medio de la presente otorgamos poder amplio y bastante a la Lic. Adriana Chung Ramos y/o Ing. Rogelio Sánchez y/o Lic. Cesar Yañez para que a nombre y en representación de Banco J.P.Morgan S.A. IBM asistan a la Asamblea ORDINARIA y ORDINARIA de Accionistas de MASECA a celebrarse el día 16 de Abril de 2002 a las 17:00 horas en el Salón "Ministros" del Hotel Sheraton Embassador, ubicado en la Av. Hidalgo Oriente No. 310 de la ciudad de Monterrey, Nuevo León.

De nuestra posición total de 162,000 acciones MASECA B solicitamos votar de la siguiente manera:

ORDINARIA:

Votar a favor de todas las resoluciones por 162,000 acciones MASECA B

EXTRAODINARIA:

Votar a favor de todas las resoluciones por 162,000 acciones MASECA B

Atentamente

Jorge Alonso
Director de Banca de Inversión

Testigo

David Jaime

Testigo

Arturo Tlapanco

JPMorgan

Abril 10, 2002

LIC. CESAR YAÑEZ
GRUPO INDUSTRIAL MASECA S.A. de C.V.
Presente

Por medio de la presente le solicito nos proporciones las tarjetas de admisión para asistir a la asamblea EXTRAODINARIA y ORDINARIA de MASECA A a celebrarse el día 16 de Abril de 2002, para votar nuestra posición de 162,000 acciones de MASECA A. Las personas a quienes otorgamos poder amplio y bastante para que a nombre de Banco J.P.Morgan S.A. IBM concurran a la asamblea son los siguientes: Lic. Lic.Adriana Chung Ramos y/o Ing. Rogelio Sánchez y/o Lic. Cesar Yañez. Mucho le agradeceré que por favor expidan nuestras tarjetas de admisión a nombre de dicha personas.

Sin más por el momento agradeciendo de antemano su atención a la presente, me remito a sus ordenes.

Atentamente,

Adriana Chung
Custodia

Banco J.P. Morgan, S.A. • Paseo de las Palmas 405 Piso 16, Lomas de Chapultepec, 11000 México, D.F.
Teléfono: 52 5540 9333

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 162,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
BANCO J.P. MORGAN, S.A., INSTITUCION DE BANCA MULTIPLE, J.P. MORGAN GRUPO FINANCIERO
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

JPMorgan

Abril 10, 2002

LIC. CESAR YAÑEZ
GRUPO INDUSTRIAL MASECA S.A. de C.V.
Presente

Por medio de la presente, les confirmo que las acciones MASECA series B representadas por Banco J.P.Morgan S.A. I.B.M. en las Asamblea Ordinaria y Extraodinaria de Grupo Industrial Maseca S.A. de C. V. el 16 de Abril de 2002, que se encuentran depositadas en la cuenta de terceros que mantiene Banco J.P.Morgan S.A. I.B.M. en el S.D. INDEVAL, S.A. por lo que para todos los efectos prácticos contables y de auditoría son tenencia de las siguientes instituciones y para las siguientes series.

Nombre del Accionista	R.F.C.	Número de acciones
J.P. Morgan Chase Bank (GIS)	EXTRANJERO	162,000
	TOTAL	162,000

Sin más por el momento agradeciendo de antemano su atención a la presente, me remito a sus ordenes.

Atentamente,

Adriana Chung Ramos

Banco J.P. Morgan, S.A. • Paseo de las Palmas 405 Piso 16, Lomas de Chapultepec, 11000 México, D.F.
Teléfono: 52 5540 9333

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 025

LA PRESENTE DA DERECHO A L LIC. MARIO ESPARZA SANCHEZ Y/O LIC. LIDIA GONZALEZ LEAL Y/O C.P. FERNANDO CUELLAR LOZANO Y/O LIC. DANIEL GONZALEZ MARTINEZ Y/O LIC. CARMEN --- HANDAL MARCOS Y/O ING. JOSE LUIS ESPARZA SANCHEZ Y/O LIC. ROCIO G. GONZALEZ ARENAS Y/O LIC. ADRIANA MEJIA Y/O LIC. GUSTAVO A. MADERO MARCOS Y/O LIC. MARIANO HERNANDEZ SALA-- ZAR, APODERADOS DE CASA DE BOLSA ARKA, S.A. DE C.V. ARKA GRUPO FINANCIERO. -----------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR GRUPO INDUSTRIAL MASECA, S.A. DE C.V. A NOMBRE DE CASA DE BOLSA ARKA - S.A. DE C.V., ARKA GRUPO FINANCIERO, POR CUENTA DE TERCEROS. ----------------------

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD,
QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 166,500 **ACCIONES, SERIE "B"**

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

349

ARKA

CASA DE BOLSA ARKA, S.A. DE C.V.

Garza Garcia, N.L. a 11 de Abril de 2002

Lic. Mario Esparza Sánchez
Lic. Lidia González Leal
C.P.Fernando Cuellar Lozano
Lic. Daniel Gonzalez Martinez
Lic. Carmen Handal Marcos

Ing. Jose Luis Esparza Sánchez
Lic. Rocio G. Gonzalez Arenas
Lic. Adriana Mejia
Lic. Gustavo A. Madero Marcos
Lic. Mariano Hernandez Salazar

P r e s e n t e.-

Por medio de la presente, conferimos a ustedes poder especial, pero tan amplio cumplido y bastante como en derecho sea necesario, a fin de que a nombre y representación de nuestros clientes,concurran en forma conjunta o separada, a las Asambleas Ordinaria y Extraordinaria de Accionistas de la Empresa GRUPO INDUSTRIAL MASECA, S.A. de C.V.,que tendrá verificativo el próximo día 16 de Abril de 2002, ejercitando el derecho de voto referente a 166,500 acciones ordinarias, nominativas, serie "B" de dicha Empresa, que son propiedad de nuestros clientes en administración, según constancia que nos permitimos adjuntar.

A T E N T A M E N T E.

CASA DE BOLSA ARKA, S.A. DE C.V.

TESTIGO

TESTIGO

AVE. VASCONCELOS 109 OTE. RESIDENCIAL SAN AGUSTIN,
GARZA GARCIA, N.L., C.P. 66260
TELS.: 83-35-50-35 Y 83-18-03-00 FAX: 83-18-03-01

EMILIO CASTELAR No. 75 COL. CHAPULTEPEC POLANCO
MEXICO, D.F., C.P. 11560
TELS.: 280-10-22 Y 625-15-00 FAX: 281-26-87

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 3,319,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 10,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :--
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 7,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

3153

EMISORA A REPORTAR : maseca b 0000

~~bre / RFC	Domicilio			Nac.	Titulos
AUL MARTEL RICHAUD ARP2707102V6	SACRAMENTO 404 B.JUAREZ,MEX.D.F. DEL VALLE		00103008	FRA	10,000
INA FERNANDEZ FUENTES EFL350410A 659	PEDRO C. NEGRETE PTE. MONTERREY TALLERES	2501	00119186	MEX	24,000
ALVADOR CHARUR SALMAN ASS330523 0227	JOSE SSANTOS CHOCANO 500 SAN NICOLAS DE LOS GARZA ANAHUAC		00126361	MEX	50,000
MANUEL FERNANDEZ OROPEZA FEOM531205 1465	PRESA DE LA AZUCAR #28 M.HIDALGO,MEX.D.F. IRRIGACION		00235112	MEX	10,000
JUAN LUIS HERNANDEZ BUSTAMANTE HEBJ560229	AV. MUNICIPIO LIBRE 31 B.JUAREZ,MEX.,D.F. PORTALES		00238762	MEX	15,000
ESTHER LOZANO GARZA LOGE251127 0227	VISTA VERDE 226 OTE. GUADALUPE LINDA VISTA		00241563	MEX	11,000
ELIUD EDILBERTO ELIZONDO TREVINO EITE631011 [illegible]	OCAMPO APODACA CENTRO APODACA	212	00262567	MEX	27,000
JOSE DE LA PENA LANZ PELJ4401031J2 0934	CALZADA DEL VALLE 503 OTE. GARZA GARCIA SANTA ENGRACIA		00282153	MEX	5,000
RAUL LOBO DE LA GARZA LOGR370808 2082	ALEUTIANAS 436 MONTERREY VISTA HERMOSA		00282725	MEX	185,000
SR.LASZLO WEISZ ROTH WERL171127	CAMPOS ELISEOS #231-10 MEXICO,D.F. MIGUEL HIDALGO		00297419	MEX	10,000
MOISES GARCIA MENCHACA GACM440722MAS 0338	CORREGIDORA GARZA GARCIA RINCON DE CORREGIDORA	534	00307355	MEX	4,000
MARCOS GARZON FARO GAFM740423	SOCRATES #401-301 M.HIDALGO,MEX.,D.F. POLANCO		00319449	MEX	1,000
GERARDO HERRERA GUAJARDO HEGG441217 0836	DIEGO GARZA GARCIA SAN PEDRO	916	00322434	MEX	127,000

ombre / RFC	Domicilio				Nac.	Titulos
ARIA ISABEL HERRERA ZORRILLA	PRESA STA. TERESA ,#124-4			00330883	MEX	10,000
EMI610513	M.HIDALGO,MEX.,D.F.					
	IRRIGACION					
ARIA BENITA CUELI TORRE	ABEDULES #49			00331904	MEX	24,000
UTB341002	NAUCALPAN,EDO.MEX.					
	IZCALLI DEL BOSQUE					
ARIA BENITA CUELI TORRE	ABEDULES #49			00331916	MEX	10,000
UTB341002	NAUCALPAN.EDO.MEX.					
	IZCALLI DEL BOSQUE					
IGUEL ANGEL URIBE CASTA/EDA	ABEDULES #49			00331928	MEX	10,000
JICM341002	NAUCALPAN, EDO.MEX.					
	IZCALLI DEL BOSQUE					
ORMA INES DE LA SERNA CRUZ	MOCAMBO		530	00334229	MEX	1,500
SECN591117	IZTACALCO					
	MARTE					
SYLVIA ALEJANDRA MAIZ MUNOZ	LOMAS DEL LAUREL # 211			00349755	MEX	241,000
MAMS710527D14						
0227	GARZA GARCIA					
	LOMAS DEL CAMPESTRE					
RAMIRO RAFAEL GARCIA GONZALEZ	BOSQUES DEL EDEN # 229			00352996	MEX	3,000
GAGR540821 6W5						
1465	GARZA GARCIA					
	BOSQUES DEL VALLE					
ANA KARINA LOZANO GARZA	RIO NEBRO # 144			00353354	MEX	2,150,700
[illegible]4760320P36						
[illegible]	GARZA GARCIA					
	FATIMA					
FRIDA PEREZ OCEJA	MENORCA		15	00361167	MEX	2,000
PEPF651207	IXTAPALAPA					
	LOMAS ESTRELLA					
JESUS JOAQUIN DE LA GARZA GUTIERREZ	RIO RHIN PTE		215	00373916	MEX	5,000
GAGJ370816 5D7						
1465	GARZA GARCIA					
	DEL VALLE					
JESUS FRANCISCO GARZA REYNA	ALVARO OBREGON		120	00374883	MEX	3,000
GARJ421005QU6						
2082	GARZA GARCIA					
	VALLE DE CHIPINQUE					
JAVIER CESAR MEJIA ROBLEDO	SILVESTRE REVUELTAS		231	00375110	MEX	19,500
MERJ450517I42						
2082	MONTERREY					
	COLINAS DE SAN JERONIMO					
LEOCADIO JOSE VILLARREAL DE LA GARZA	MELL AMSTRONG		220	00375378	MEX	22,000
VIGL5109305B0						
2082	GARZA GARCIA					
	JARDINES DE MIRASIERRA					
ENRIQUE MATA DELGADO	MANUEL ALVAREZ	A	476	00385548	MEX	10,000
MADE460407	COLINA					
	FATIMA					

EMISORA A REPORTAR : maseca b 0000

mbre / RFC	Domicilio				Nac.	Titulos
SE MARIA MORELOS ZARAGOZA BORBOLLA BJ400311	ROSAL TLALPAN FRACC. CHIMALCOYOTL	CASA	15	00386011	MEX	10,000
BLO MILLAN VILLALON IVP670627TB9	VIA LACTEA NAUCALPAN DE JUAREZ JARDINES DE SATELITE		41	00386268	MEX	16,000
ONDO DE CAPITAL ARKA,S.A. DE C.V.	EMILIO CASTELAR MIGUEL HIDALGO CHAPULTEPEC POLANCO		75	00388664	MEX	7,000
RTURO ELIZONDO MARTINEZ IMA601206 465	TUCAN MONTERREY, N.L. CONTRY TESORO		313	00419583	MEX	11,000
AURA GRANADOS ROMO ARL560501	TOPILEJO MIGUEL HIDALGO LOMAS DE CHAPULTEPEC		35	00425023	MEX	30,000
ARIA EVELIA IZA TOLEDO IATE580723	PARQUE DE MURCIA HUIXQUILUCAN PARQUES DE LA HERRADURA		69	00425531	MEX	11,000
JOSE ALBERTO GOMEZ LEAL GOLA390226QU6 2082	PUERTO GALERA MONTERREY BRISAS		4460	00427982	MEX	7,000
EDUARDO NERI GARCIA GONZALEZ [illegible]601103UE3 [illegible]	DALIA SAN NICOLAS DE LOS GARZA CUAUHTEMOC		139	00437393	MEX	71,000
GRACIELA LOZANO GARZA LOGG680426Q86 0227	ARCO DE CONSTANTINO SAN PEDRO, GARZA GARCIA VALLE DE SAN ANGEL		118	00438895	MEX	62,200
MIGUEL ANGEL HERNANDEZ PACHECO HEPM630529 1465	LA PURISIMA MATAMOROS LA PURISIMA		S/N	00443391	MEX	20,000
GRACIELA GARZA LEAL GALG460127 0227	RIO EBRO SAN PEDRO, GZA GCIA, DEL VALLE		144	00448091	MEX	85,100
MIRTHALA FLORES CABALLERO FOCM490525 2082	ATOYAC MONTERREY MITRAS NORTE		406	00452832	MEX	1,000
ENRIQUE DIAZ ECHEVERRIA DIEE480219MK8 0467	AVE. MONTES CELESTES GARZA GARCIA RESID SAN AGUSTIN		407	00461553	MEX	14,000

EMISORA A REPORTAR : maseca b 0000

bre / RFC	Domicilio	Nac.	Titulos
			3,336,000

******** Fin Reporte ********

357

GRUPO INDUSTRIAL MASECA

S.A. de C.V.
Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 034

LA PRESENTE DA DERECHO AL SR. GERARDO HERRERA GUAJARDO. ------------------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.** A NOMBRE DE SR. GERARDO HERRERA - GUAJARDO. ------------------------

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE:

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [X]

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 127,000 ACCIONES, SERIE "B"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]

CARTA PODER [ ]

2558

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 047

LA PRESENTE DA DERECHO AL SR. ENRIQUE DIAZ ECHEVERRIA. ---------------------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.** A NOMBRE DEL SR. ENRIQUE DIAZ ECHEVERRIA. ---------------------------

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 14,000 ACCIONES, SERIE "B"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☐

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 051

LA PRESENTE DA DERECHO A JORGE CAMPA LUNA Y/O JOSE GERARDO GARZA DOMINGUEZ Y/O ELVA ELENA UVALLE BERRONES Y/O PAULO CESAR MEDINA PAEZ Y/O MARIA DEL PILAR LAHOZ -- TORRES Y/O EDGARDO RODRIGUEZ GARZA Y/O SAMUEL FLORES ZARATE Y/O ARTURO BAHENA VOIGT Y/O ARTURO DAVILA DIAZ Y/O MARIA MERCEDES ANAYA BENITO, APODERADOS DE ACCIONES Y -- VALORES DE MEXICO, S.A. DE C.V. --

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.** A NOMBRE DE CITIBANK MEXICO,- S.A. GRUPO FINANCIERO CITIBANK (AHORA BANCO NACIONAL DE MEXICO) -----------------
----

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [X]

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 38,357,250 ACCIONES, SERIE "B"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]

CARTA PODER [X]

Monterrey 16 de Abril, 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
PRESENTE

Muy Señores Nuestros

En relación a las **38.357.250** Acciones Serie **"B"** de GRUPO INDUSTRIAL MASECA, S.A. DE C.V. las cuales a petición de nuestros clientes, serán representadas en la Asamblea General Ordinaria y Extraordinaria que tendrá lugar el día 16 de Abril del año 2002 a las 17.00 horas, en el Salón "Ministros" del del Hotel Sheraton Ambasaador, ubicado en la Avenida Hidalgo Oriente No. 310 de la ciudad de Monterrey, N.L.

Les informamos que conforme a las instrucciones recibidas de nuestros clientes y en donde Citibank actuará exclusivamente como represenfate de dichas Acciones:

ASAMBLEA GENERAL EXTRAORDINARIA		
PUNTO 1-3		
VOTAMOS A FAVOR	**5.617.966**	Acciones
VOTAMOS EN CONTRA	**0**	Acciones
NOS ABSTENEMOS DE VOTAR	**32.739.284**	Acciones
ASAMBLEA GENERAL ORDINARIA		
PUNTO 1		
VOTAMOS A FAVOR	**34.073.171**	Acciones
VOTAMOS EN CONTRA	**0**	Acciones
NOS ABSTENEMOS DE VOTAR	**4.284.079**	Acciones
ASAMBLEA GENERAL ORDINARIA		
PUNTO 2		
VOTAMOS A FAVOR	**5.617.966**	Acciones
VOTAMOS EN CONTRA	**0**	Acciones
NOS ABSTENEMOS DE VOTAR	**32.739.284**	Acciones
ASAMBLEA GENERAL ORDINARIA		
PUNTO 3		
VOTAMOS A FAVOR	**5.617.966**	Acciones
VOTAMOS EN CONTRA	**0**	Acciones
NOS ABSTENEMOS DE VOTAR	**32.739.284**	Acciones
ASAMBLEA GENERAL ORDINARIA		
PUNTO 4		
VOTAMOS A FAVOR	**5.617.966**	Acciones
VOTAMOS EN CONTRA	**0**	Acciones
NOS ABSTENEMOS DE VOTAR	**32.739.284**	Acciones

ASAMBLEA GENERAL ORDINARIA		
PUNTO 5		
VOTAMOS A FAVOR	**5.617.966**	Acciones
VOTAMOS EN CONTRA	**0**	Acciones
NOS ABSTENEMOS DE VOTAR	**32.739.284**	Acciones
ASAMBLEA GENERAL ORDINARIA		
PUNTO 6		
VOTAMOS A FAVOR	**5.617.966**	Acciones
VOTAMOS EN CONTRA	**0**	Acciones
NOS ABSTENEMOS DE VOTAR	**32.739.284**	Acciones
ASAMBLEA GENERAL ORDINARIA		
PUNTO 7		
VOTAMOS A FAVOR	**5.617.966**	Acciones
VOTAMOS EN CONTRA	**0**	Acciones
NOS ABSTENEMOS DE VOTAR	**32.739.284**	Acciones

El presente certificado se extiende únicamente para los fines de dichas Asambleas.

Asi mismo nos permitimos informar a ustedes que las siguientes personas podrán actuar como representantes de las citadas Acciones por cuenta de sus tenedores.

Jorge Campa Luna	Jose Gerardo Garza Dominguez	Elva Elena Uvalle Berrones
Paulo Cesar Medina Paez	Maria del Pilar Lahoz Torres	Edgardo Rodriguez Garza
Samuel Flores Zarate	Arturo Bahena Voigt	Arturo Davila Diaz
	Maria Mercedes Anaya Benito	

Banco Nacional de México

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SR
PRESENTE

Por la presente confiero a usted (es) poder tan amplio y bastante, cuanto en derecho sea necesario, para que en mi (nuestro) nombre y representación, acudan a las **ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA** de Accionistas de **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**, convocada para celebrarse el día 16 de Abril del 2002, a las 17:00 y 18:00 horas, respectivamente, las que se desahogarán de conformidad con la Orden del Día correspondiente que se transcriben posteriormente, llevando la representación y voto de **38,357,250** - acciones Serie " **B** " de que somos administradores.

Al efecto, lo (s) instruyo para que el ejercicio de este poder se realice en la forma y términos que estime convenientes.

ORDEN DEL DIA
ASAMBLEA GENERAL ORDINARIA

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el período comprendido del 1° de Enero al 31 de Diciembre del año 2001 sobre las operaciones realizadas por GRUPO INDUSTRIAL MASECA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Propuesta y en su caso aprobación de la aplicación de resultados del período mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los Miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.

VI. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VII. Elaboración, lectura y en su caso, aprobación del acta que se levante.

ORDEN DEL DIA
ASAMBLEA GENERAL EXTRAORDINARA

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 24°, 27° y 32° de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores.

Banco Nacional de México

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

APODERADOS.

Jorge Campa Luna y/o José Gerardo Garza Domínguez y/o Elva Elena Uvalle Berrones y/o Paulo Cesar Medina Páez y/o Maria del Pilar Lahoz Torres y/o Edgardo Rodríguez Garza y/o Samuel Flores Zarate y/o Arturo Bahena Voigt y/o Arturo Dávila Díaz y/o Maria Mercedes Anaya Benito,

ATENTAMENTE

LIC. ROBERTO GONZALEZ BARRERA
APODERADO LEGAL

TESTIGOS:

BRITT SKERIANZ

ALEJANDRO GARZA

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 28,534,705 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 9,812,545 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :--
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA -------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 10,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :--
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

Sk #	Cu Name	Position
001005	CITIBANK NEW YORK - ADR DEPT.	615,000
212897	CIBC WORLD MARKETS CORP	2,000
212916	SMITH BARNEY INC	87,830
212943	UBS PAINE WEBBER INC	61,870
213393	BANK OF BERMUDA, LTD	170,000
213518	BEAR STEARNS AND CO. INC.	1,421,000
213525	STATE STREET BANK AND TRUST CO.	626,097
213922	CITIBANK LONDON	150,700
214005	PERSHING DIVISION OF DONALDSON	12,090
214064	CITIBANK LONDON	3
214098	DEAN WITTER REYNOLDS INC.	6,015
214120	MERRILL LYNCH PIERCE FENNER SMITH	56,054
214224	CITIBANK NEW YORK - ADR DEPT.	700
214235	STATE STREET BANK AND TRUST CO.	324,369
214647	CITIBANK NEW YORK - ADR DEPT.	27,839,505
214912	STATE STREET BANK AND TRUST CO.	4,633,500
214918	SIS SEGAINTERSETTLE AG	15,000
215190	CANTOR FITZGERALD AND CO.INC	10
215970	U.S. CLEARING CORP.	10,000
216117	STATE STREET AUSTRALIA LTD	34,000
217868	CHASE MANHATTAN BANK LONDON	192,832
218532	BANQUE INTERNATIONALE A LUXEMBOURG	65,000
218758	LEHMAN BROTHERS INC	1,000
219327	CBNY GLOBAL CUSTODY-SECORE BR910	229,000
219328	CBNY GLOBAL CUSTODY-SECORE BR910	386,000
219329	CBNY GLOBAL CUSTODY-SECORE BR910	1,392,400
720037	THE BONY AS CUST OR TR F T BONY LO	25
730975	THE BONY AS CUST OR TR F T BONY LO	3,000
740541	ARNHOLD/AND/S BLEICHROEDER INC MA	12,250
917251	ATENCION A CLIENTES (FID GREEN)	10,000
	MASECAB Total	**38,357,250**

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 052

LA PRESENTE DA DERECHO A ALEJANDRO JASSO Y/O GERARDO GONZALEZ Y/O ROGELIO LEAL, APODERADOS DE VALUE, S.A. DE C.V., CASA DE BOLSA GRUPO FINANCIERO FINA VALUE, -------
----

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.** A NOMBRE DE VALUE, S.A. DE C.V. CASA DE BOLSA GRUPO FINANCIERO FINA VALUE, POR CUENTA DE TERCEROS. -----------------
----

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [XX]

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 1,429,600 ACCIONES, SERIE "B"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]

CARTA PODER [X]

VALUE
CASA DE BOLSA

México D.F. al 15 de Abril del 2002.

SR. ROGELIO LEAL

PRESENTES

Por medio de la presente damos a ustedes poder amplio, cumplido y bastante para que en nuestro nombre y representación concurran a las Asambleas Ordinaria y Extraordinaria de:

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

En representación de: 1,427,600 Acciones
Serie B Nominativas

De antemano ratificamos todas las decisiones que se tomen en dicha Asamblea con su voto en nuestra representación.

Atentamente

C.P. JOSE ANTONIO GARCIA GARCIA
DIRECTOR DE CONTROL OPERATIVO

VALUE
CASA DE BOLSA

México D.F. al 15 de Abril del 2002.

SR. ALEJANDRO JASSO

P R E S E N T E S

Por medio de la presente damos a ustedes poder amplio, cumplido y bastante para que en nuestro nombre y representación concurran a las Asambleas Ordinaria y Extraordinaria de:

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

En representación de: 1,000 Acciones
Serie B Nominativas

De antemano ratificamos todas las decisiones que se tomen en dicha Asamblea con su voto en nuestra representación.

Atentamente

C.P. JOSE ANTONIO GARCIA GARCIA
DIRECTOR DE CONTROL OPERATIVO

VALUE, S.A. DE C.V. CASA DE BOLSA VALUE GRUPO FINANCIERO

Av. Bosques del Valle No. 106 Pte.
Col. Bosques del Valle
San Pedro Garza Garcia N.L. C.P. 66250
Tel. (01) 8399-2222 Fax: (01) 8399-2260

Paseo de la Reforma No. 255, Pisos 10 y 11
Col. Cuauhtémoc
México, D.F. C.P. 06500
Tels. (01) 52 27 78 00 y (01) 57 05 03 44

Rubén Darío No. 1109 2° Piso
Col. Providencia C.P. 44620
Guadalajara, Jalisco
Tels. (01) 36 79 69 10 al (01) 36 79 69 19

Av. Cuauhtémoc No. 2212
Col. Cuauhtémoc C.P. 31020
Chihuahua, Chihuahua
Tels. (01) 415 90 04 y (01) 415 90 05

VALUE
CASA DE BOLSA

México D.F. al 15 de Abril del 2002.

SR. GERERDO GONZALEZ

PRESENTES

Por medio de la presente damos a ustedes poder amplio, cumplido y bastante para que en nuestro nombre y representación concurran a las Asambleas Ordinaria y Extraordinaria de:

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

En representación de: 1,000 Acciones
Serie B Nominativas

De antemano ratificamos todas las decisiones que se tomen en dicha Asamblea con su voto en nuestra representación.

Atentamente

C.P. JOSE ANTONIO GARCIA GARCIA
DIRECTOR DE CONTROL OPERATIVO

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 15,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :--
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
VALUE, S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO FINA VALUE

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

273

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 1,414,600 ACCIONES POR CUENTA DE TERCEROS Al DIA 3 DE ABRIL DE 2002 :--
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE --
VALUE, S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO FINA VALUE

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

274

ora: MASECA : B : 0009 Precio $4.65000000

ıtrato	Prom.	Nombre	Mismo Dia (05/Apr/2002)	A liq. 24H (08/Apr/2002)	A liq. 48H (09/Apr/2002)	Posición Total	Valuación
332	MM	MARGARITA GOMEZ PEREZ	9,100	0	0	9,100	$42,315.00
1103	MD	JAIME YUDELEVICH ELLSTEIN	5,000	0	0	5,000	$23,250.00
1773	MM	JOSE CARLOS LAPUENTE URIBE	10,000	0	0	10,000	$46,500.00
1990	VA	ISAURA DELGADO TORRES	20,000	0	0	20,000	$93,000.00
1993	VA	AMADO DELGADO TORRES	50,000	0	0	50,000	$232,500.00
2299	ML	ANGEL LUIS DE VECCHI ARMELLA	6,000	0	0	6,000	$27,900.00
3258	ML	MARIO DE ICAZA BRAVO	2,000	0	0	2,000	$9,300.00
4243	VA	RAFAEL JAIMES OWEN	3,000	0	0	3,000	$13,950.00
4336	LG	JOSEFA FRAUSTRO SANCHEZ	56,000	0	0	56,000	$260,400.00
4347	JC	DANIEL PADILLA MARTIN	25,000	0	0	25,000	$116,250.00
4852	KN	SERGIO J MARTINEZ SANCHEZ	150,000	0	0	150,000	$697,500.00
5248	RM	ISMAEL GARZA GARCIA	11,000	0	0	11,000	$51,150.00
5451	LR	ALICE PENN BRITTINGHAM LONGORIA	15,000	0	0	15,000	$69,750.00
5719	NK	RODRIGO JAVIER GARZA GARZA	15,000	0	0	15,000	$69,750.00
5893	NK	LIZETT MARCOS DE MARCOS	26,000	0	0	26,000	$120,900.00
6027	RM	OSCAR VILLANUEVA GARCIA	2,000	0	0	2,000	$9,300.00
6289	TR	REGINA GUADALUPE SADA MUGUERZA	5,000	0	0	5,000	$23,250.00
7012	LG	SALVADOR HUMBERTO MARTINEZ ZAMBRANO	99,000	0	0	99,000	$460,350.00
7236	NK	MARIA TERESA GARZA LEWELS	20,000	0	0	20,000	$93,000.00
7673	NK	ROMAN G MARTINEZ MENDEZ	526,000	0	0	526,000	$2,445,900.00
8340	JC	ANTONIO LEE BENAVIDES	5,000	0	0	5,000	$23,250.00
8344	RL	JOEL ZORRILLA VARGAS	15,000	0	0	15,000	$69,750.00
8370	ML	ISAAC MARCUSCHAMER STAVCHANSKY	200,000	0	0	200,000	$930,000.00
9255	ER	OCTAVIO HECTOR AMAYA MELENDEZ	98,500	0	0	98,500	$458,025.00
10281	ML	SALOMON RINCON TORRES	2,000	0	0	2,000	$9,300.00
10303	AF	GILBERTO LOYA RODRIGUEZ	6,000	0	0	6,000	$27,900.00
10348	KN	RAMIRO GONZALEZ GONZALEZ	22,000	0	0	22,000	$102,300.00
10384	JC	MAXIMILIANO ORTIZ ARELLANO	1,000	0	0	1,000	$4,650.00
10586	JC	SOCORRO VELAZQUEZ MELENDEZ	25,000	0	0	25,000	$116,250.00
		29	1,429,600	0	0	1,429,600	$6,647,640.00

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 053

LA PRESENTE DA DERECHO A JORGE CAMPA LUNA Y/O JOSE GERARDO GARZA DOMINGUEZ Y/O- ELVA ELENA UVALLE BERRONES Y/O PAULO CESAR MEDINA PAEZ Y/O MARIA DEL PILAR LAHOZ --- TORRES Y/O EDGARDO RODRIGUEZ GARZA Y/O SAMUEL FLORES ZARATE Y/O ARTURO BAHENA VOIGT- Y/O ARTURO DAVILA DIAZ Y/O MARIA MERCEDES ANAYA BENITO, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL. ----

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. A NOMBRE DE BANCO NACIONAL DE- MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL, POR - CUENTA DE TERCEROS. --

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [XX]

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 1,704,000 **ACCIONES, SERIE "B"**

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]

CARTA PODER [XX]

Banamex citigroup

México, D.F., 8 de abril de 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
PRESENTE

En este acto, damos poder amplio, cumplido y bastante como fuere necesario en derecho a Jorge Campa Luna y/o José Gerardo Garza Domínguez y/o Elva Elena Uvalle Berrones y/o Paulo Cesar Medina Páez y/o Maria del Pilar Lahoz Torres y/o Edgardo Rodríguez Garza y/o Samuel Flores Zarate y/o Arturo Bahena Voigt y/o Arturo Dávila Díaz y/o Maria Mercedes Anaya Benito para que, indistintamente cualesquiera de ellos, en nuestra representación, concurran a la(s) asamblea general ordinaria de accionistas y general extraordinaria de accionistas GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (en lo sucesivo, la "Sociedad") que se llevarán al cabo a las 17:00 y 18:00 horas, respectivamente, del próximo día 16 de abril del 2002, y para que vote (n) en dichas asambleas las 1,704,000 (UN MILLON SETECIENTAS CUATRO MIL) acciones nominativas de la serie B emitidas por la Sociedad, las cuales mantenemos en depósito por cuenta de terceros a través dela custodia con el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, en los asuntos que se indican en el siguiente de cada asamblea:

ORDEN DEL DIA
ASAMBLEA GENERAL ORDINARIA

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el período comprendido del 1° de Enero al 31 de Diciembre del año 2001 sobre las operaciones realizadas por GRUPO INDUSTRIAL MASECA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Propuesta y en su caso aprobación de la aplicación de resultados del período mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los Miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.

VI. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VII. Elaboración, lectura y en su caso, aprobación del acta que se levante.

ORDEN DEL DIA
ASAMBLEA GENERAL EXTRAORDINARA

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 24°, 27° y 32° de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores.

377

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

INSTRUCCIONES PARA EL EJERCICIO DEL DERECHO DE VOTO:

Votarán en el sentido de la proposición del Consejo y no habiendo la proposición del Consejo en el sentido en que vote la mayoría, sin contraer responsabilidad alguna por esos conceptos.

OTORGANTE
BANCO NACIONAL DE MEXICO, S.A.,
INTEGRANTE DELGRUPO FINANCIERO BANAMEX
Representado por:

Lic Jaime Favela Ayala

TESTIGOS

Gustavo Elizarraras Baltierra

Enrique Duarte Ochoa

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 24,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA -------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 25,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE --
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

280

S.D. INDEVAL S.A. de C.V.

MASECA

S. D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 1,655,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 3 DE ABRIL DE 2002 :---
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE --
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 16 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

BANCO NACIONAL DE MEXICO S. A.   HOJA: 1

RELACION DE CLIENTES TENEDORES DE :
GRUPO IND. MASECA SA CV B

NOMBRE	PAIS DE ORIGEN	TENENCIA
MANUEL LIZARDI ALBARRAN :.F.C. LIAM-130108- -	MEXICO	10,000
JUAN DAVID MICHEL :.F.C. DAMJ-550910- -	MEXICO	20,000
CARLOS JOSE CAPILLA Y PEREZ R.F.C. CAPC-391005- -	MEXICO	6,000
MAX PIERRE DAVID MICHEL R.F.C. DAMM-531008- -	MEXICO	40,000
ALEXIS BUSHDID B R.F.C. BUBA-600912- -	MEXICO	10,000
MAX MICHEL SUBERVILLE R.F.C. MISM-320704-BU6-	MEXICO	60,000
MAGDALENA MICHEL DE DAVID R.F.C. MISM-271112-RKO-	MEXICO	60,000
..ENEE MICHEL DE GUICHARD R.F.C. MISR-271112-QF8-	MEXICO	40,000
MA CRISTINA PENALOSA DE VILCHIS R.F.C. PECC-200224- -	MEXICO	30,000
NORBERTO VALENCIA GUERRERO R.F.C. VAGN-320825-9H9-	MEXICO	38,000
SHING MON WONG KAM R.F.C. WOKS-361023- -	MEXICO	20,000
MIGUEL CHALITA SIADE R.F.C. CASM-331110- -	MEXICO	80,000
JORGE ANTONIO ENRIQUEZ MORENO R.F.C. EIMJ-490619- -	MEXICO	5,000
JOSE N AGUIRRE GARZA R.F.C. AUGN-300911- -	MEXICO	10,000
CECILIA NUNO DE LA PARRA R.F.C. NUPC-640610- -	MEXICO	5,000
..AVID HERNANDEZ CANO ..C. HECD-460419- -	MEXICO	60,000

RELACION DE CLIENTES TENEDORES DE :
GRUPO IND. MASECA SA CV B

NOMBRE	PAIS DE ORIGEN	TENENCIA
ELSA ECHEVERRIA DE LEVY .F.C. EELE-360301- -	MEXICO	27,000
JOSE DAVALOS MENDOZA .F.C. DAMJ-310727- -	MEXICO	214,000
GUIDO NATALI POLLINI :.F.C. NAPG-281102- -	MEXICO	16,000
ALICIA IBARRA DE PADILLA :.F.C. IAAA-200831- -	MEXICO	1,000
RUBEN PINEDA OCHOA R.F.C. PIOR-341219-T96-	MEXICO	1,000
MIGUEL GIL GARCIA R.F.C. GIGM-301127-LN5-	MEXICO	3,000
ANTONIO PEDRO JACOBO MANZUR R.F.C. JAMA-340913-N72-	MEXICO	30,000
.ADIO HERNAN TORANO ALVAREZ R.F.C. TOAE-210618- -	MEXICO	2,000
JUAN DE LA CRUZ GUTIERREZ CASTRELLON R.F.C. GUCJ-370214-HZ3-	MEXICO	27,000
FRANCISCO MENDOZA BARRERA R.F.C. MEBF-490324-FSA-	MEXICO	5,000
JOSE LUIS ALCOBENDAS R.F.C. AOSL-491001- -	MEXICO	120,000
FERNANDO MOLINA MONTES R.F.C. MOMF-231015-MZ9-	MEXICO	10,000
REBECA OLIVA OCAMPO DE VONLANTHEN R.F.C. OAER-470610- -	MEXICO	5,000
ENRIQUE PONTONES MARTINEZ R.F.C. POME-260102- -	MEXICO	15,000
ERNESTO ESPINOSA ARTEAGA R.F.C. EIAE-360412-611-	MEXICO	3,000
..YER SHLOMO PACANOWSKI LEDERMAN .C. PALM-610129-4T5-	MEXICO	1,000

RELACION DE CLIENTES TENEDORES DE :
GRUPO IND. MASECA SA CV B

NOMBRE	PAIS DE ORIGEN	TENENCIA
DAVID PAUL NELSON .F.C. - - -	ESTADOS UNIDOS	10,000
TSANG KWOK KEUNG .F.C. - - -	HONG KONG	14,000
ROSA GUADALUPE RODRIGUEZ DE SAENZ :.F.C. ROBR-411229- -	MEXICO	2,000
BERTHA JACQUEZ DE ROUNTREE :.F.C. JALB-321020- -	MEXICO	75,000
MA LUCILA SANDOVAL RODRIGUEZ R.F.C. SARL-511031- -	MEXICO	40,000
LEOPOLDO GLADIN VELASCO R.F.C. GAVL-350406- -	MEXICO	6,000
CARLOS MELVIN PALACIOS GOMEZ R.F.C. PAGC-491120- -	MEXICO	6,000
..IANA ROMO RIOS R.F.C. RORD-610906- -	MEXICO	1,000
INMOBILIARIA MADABED SA DE CV R.F.C. IMA -940620-FV2-	MEXICO	30,000
X X X R.F.C. BEPE-271130-U70-	MEXICO	485,000
MONICA MARIA OLAIZ CORTINA R.F.C. OACM-600527-IA8-	MEXICO	2,000
LUZ ELENA OLAIZ CORTINA R.F.C. OACL-531220- -	MEXICO	2,000
ADRIANA MARGARITA OLAIZ CORTINA R.F.C. OACA-550126-FN9-	MEXICO	2,000
ESTHER GUADALUPE CUEVA GARZA R.F.C. CUGE-480106-HJ4-	MEXICO	30,000
ERNESTO CANALES SANTOS R.F.C. CASE-400602- -	MEXICO	25,000
'ANAMEX DIVISION FIDUCIARIA .C. BNM -840515-VB1-	MEXICO	00
T O T A L		1,704,000

BANCO NACIONAL DE MEXICO, S.A.

11 51

284

GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 054

LA PRESENTE DA DERECHO A LIC. RAUL CAVAZOS MORALES Y/O ING. ROGELIO SANCHEZ - MARTINEZ Y/O LIC. VALENTIN PARRA AREVALO, APODERADOS DE GRUMA, S.A. DE C.V. ------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR GRUPO INDUSTRIAL MASECA, S.A. DE C.V. A NOMBRE DE GRUMA, S.A. DE - C.V. ----

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. N° 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

- ☐ CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V.
- ☐ CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD

REPRESENTANDO UN TOTAL DE 430,214,840 ACCIONES, SERIE "A"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

- ☐ CONSTANCIA INDEVAL
- ☒ CARTA PODER

285

GRUMA, S. A. de C.V.

gruma

LIC. RAUL CAVAZOS MORALES y/o
ING. ROGELIO SÁNCHEZ MARTÍNEZ y/o
LIC. VALENTIN PARRA AREVALO
Presente.

Muy estimados señores:

Por medio de la presente conferimos a Ustedes **PODER ESPECIAL** amplio, cumplido y bastante cuanto en derecho se requiera y fuere necesario para que indistintamente en nuestro nombre y representación asistan a las Asambleas Generales Ordinaria y Extraordinaria de Accionistas de **"GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**, que se celebrarán el día 16 de Abril del presente año a las 17:00 (diecisiete) y 18 (dieciocho) horas, respectivamente, en el Salón "Ministros" del Hotel Sheraton Ambassador, sito en Avenida Hidalgo Oriente No. 310 de esta ciudad

En dicha Asamblea tendrán Ustedes la representación de -430'214,840- Acciones Serie "A", de las cuales somos propietarios.

Desde ahora, los autorizamos expresamente para que ejerciten los derechos de voto que corresponden a estas Acciones, en sentido favorable a las propuestas del Presidente de la Asamblea al discutirse los diversos asuntos contenidos en la Orden del Día, conforme a la cual habrá de celebrarse la Asamblea; aceptando las obligaciones y derechos que nos correspondan conforme a la representación que otorgamos.

Agradeciendo la atención que presten a este mandato, nos suscribimos a sus ordenes.

Monterrey, N.L., 8 de Abril del 2002
"GRUMA, S.A. DE C.V."

LIC. SALVADOR VARGAS GUAJARDO
Apoderado

TESTIGO:

LIC. RODOLFO TREVIÑO TORRES

TESTIGO:

LIC. CARLOS LOZANO TAMEZ

286

RIO DE LA PLATA No. 407 OTE. COL. DEL VALLE
TELS. 356-10-30 Y 356-01-98 SAN PEDRO GARZA GARCIA, N. L.

GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

TARJETA DE ENTRADA Nº 055

LA PRESENTE DA DERECHO A LIC. EDUARDO VILLEGAS CARDENAS Y/O LIC. JORGE SANCHEZ GONZALEZ Y/O C.P. CESAR YAÑEZ GONZALEZ, APODERADOS DE GRUMA, S.A. DE C.V. --------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.** A NOMBRE DE GRUMA, S.A. DE C.V. --

PARA ASISTIR A LAS ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS RESPECTIVAMENTE, EL DÍA 16 DE ABRIL DEL 2002, EN EL SALÓN "MINISTROS" DEL HOTEL SHERATON AMBASSADOR, UBICADO EN AVE. HIDALGO OTE. Nº 310 DE ESTA CIUDAD, QUIEN(ES) ACREDITA(N) SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 73,935,460 ACCIONES, SERIE "A"

MONTERREY, N.L., A 10 DE ABRIL DEL 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐

CARTA PODER ☒ XX

GRUMA, S. A. de C.V.

LIC. EDUARDO VILLEGAS CARDENAS y/o
LIC. JORGE SANCHEZ GONZALEZ y/o
C.P. CESAR YAÑEZ GONZALEZ
Presente.

Muy estimados señores:

Por medio de la presente conferimos a Ustedes **PODER ESPECIAL** amplio, cumplido y bastante cuanto en derecho se requiera y fuere necesario para que indistintamente en nuestro nombre y representación asistan a las Asambleas Generales Ordinaria y Extraordinaria de Accionistas de **"GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**, que se celebrará el día 16 de Abril del presente año a las 17:00 (diecisiete) y 18 (dieciocho) horas, respectivamente, en el Salón "Ministros" del Hotel Sheraton Ambassador, sito en Avenida Hidalgo Oriente No. 310 de esta ciudad

En dicha Asamblea tendrán Ustedes la representación de –73'935,460- Acciones Serie "A", de las cuales somos propietarios.

Desde ahora, los autorizamos expresamente para que ejerciten los derechos de voto que corresponden a estas Acciones, en sentido favorable a las propuestas del Presidente de la Asamblea al discutirse los diversos asuntos contenidos en la Orden del Día, conforme a la cual habrá de celebrarse la Asamblea.

Agradeciendo la atención que presten a este mandato, nos suscribimos a sus ordenes.

Monterrey, N.L., 8 de Abril del 2002
"GRUMA, S.A. DE C.V."

LIC. SALVADOR VARGAS GUAJARDO
Apoderado

TESTIGO: TESTIGO:

LIC. RODOLFO TREVIÑO TORRES LIC. CARLOS LOZANO TAMEZ

288

RIO DE LA PLATA No. 407 OTE. COL. DEL VALLE
TELS. 356-10-30 Y 356-01-98 SAN PEDRO GARZA GARCIA, N. L.

SIGNATURE

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.
(Registrant)

Date: May 20, 2002

By:____________________________
Raúl Cavazos Morales
Chief Financial Officer